Phillips Petroleum Company

2001 Annual Report



New Expectations

PHILLIPS' MISSION IS TO PROVIDE SUPERIOR RETURNS FOR SHAREHOLDERS THROUGH TOP PERFORMANCE IN ALL OUR BUSINESSES.

PHILLIPS PETROLEUM COMPANY IN BRIEF

Phillips Petroleum Company is a major integrated U.S. oil and gas company. It is headquartered in Bartlesville, Oklahoma. The company was founded in 1917. Phillips' core activities are:

- Petroleum exploration and production on a worldwide scale.
- Petroleum refining, marketing and transportation, primarily in the United States.
- Chemicals and plastics production and distribution worldwide through a 50 percent interest in Chevron Phillips Chemical Company (CPChem).
- Natural gas gathering, processing and marketing in North America through a 30.3 percent interest in Duke Energy Field Services (DEFS).

At year-end 2001, Phillips had 38,700 employees, approximately 54,700 stockholders and assets of $35 billion. The company's technologies were licensed in 40 countries.

Phillips has announced a planned merger with Conoco Inc., expected to be completed in the second half of 2002.

CONTENTS

2 PHILLIPS' WORLDWIDE OPERATIONS

4 LETTER TO SHAREHOLDERS
CEO Jim Mulva describes Phillips' journey and explains why the company has new expectations for increased shareholder returns.

7 THE CHAIRMAN'S PERSPECTIVE
Jim Mulva responds to questions about the company as it prepares to enter a new era.

9 FINANCIAL SUMMARY
Phillips remains financially strong despite a challenging economic climate.

10 EXPLORATION AND PRODUCTION (E&P)
Phillips anticipates increased oil and gas output from existing projects, and is carrying out a balanced and focused exploration program.

18 REFINING, MARKETING AND TRANSPORTATION (RM&T)
Following its acquisition of Tosco, Phillips is capturing synergies and taking advantage of its expanded capabilities as one of the largest U.S. refiners and marketers.

24 CHEMICALS
Chevron Phillips Chemical Company is weathering a difficult market, holding down costs and carrying out growth projects.

26 GAS GATHERING, PROCESSING AND MARKETING
Phillips' midstream joint venture is making the most of its strengths while pursuing growth opportunities.

28 STRATEGIC TRANSACTIONS
A corporate-level effort focused on joint ventures and acquisitions has facilitated Phillips' transformation.

30 FINANCIAL STRATEGY
Phillips has repositioned its business lines to compete against the strongest companies in their industries while maintaining the flexibility to carry out large transactions.

32 PEOPLE
Phillips is integrating the talents of a much larger, more diverse work force.

34 HEALTH, ENVIRONMENT AND SAFETY
Phillips maintains strong safety and environmental performance.

35 FINANCIAL REVIEW

98 DIRECTORS AND OFFICERS

100 GLOSSARY

OUR THEME: NEW EXPECTATIONS



Operator technician Joe Aicklen, an employee at Phillips' newly acquired Alliance refinery near New Orleans, symbolizes the company's new expectations as he surveys the facility at dawn. Aicklen is one of some 26,000 employees who joined Phillips in 2001 as part of the company's acquisition of Tosco Corporation, which included eight refineries, seven in the United States. Phillips has more than doubled its assets since mid-1999, and the company expects to merge with Conoco in the second half of 2002 to create a new major company, ConocoPhillips.

HIGHLIGHTS

Financial	2001	2000	% Change
	Millions of Dollars Except as Indicated		
Total revenues (includes excise taxes on petroleum products sales)	**$26,868**	23,082	16
Income before extraordinary item and cumulative effect of accounting change	**$ 1,643**	1,862	(12)
Net income	**$ 1,661**	1,862	(11)
Per share of common stock — diluted			
Income before extraordinary item and cumulative effect of accounting change	**$ 5.57**	7.26	(23)
Net income	**$ 5.63**	7.26	(22)
Net operating income	**$ 1,709**	1,916	(11)
As percent of average total assets (ROA)	**7.0%**	10.7	(35)
As percent of average common stockholders' equity (ROE)	**19.6%**	36.0	(46)
Adjusted ROE*	**23.7%**	36.0	(34)
Net cash provided by operating activities	**$ 3,562**	4,014	(11)
Capital expenditures and investments	**$ 3,085**	2,022**	53
Total assets at year-end	**$35,217**	20,509	72
Total debt	**$ 8,689**	6,884	26
Company-obligated mandatorily redeemable preferred securities	**$ 650**	650	—
Common stockholders' equity	**$14,340**	6,093	135
Percent of total debt to capital***	**37%**	51	(27)
Common stockholders' equity per share (book value)	**$ 37.52**	23.86	57
Cash dividends per common share	**$ 1.40**	1.36	3
Closing stock price per common share	**$ 60.26**	56.88	6
Shareholder return (common stock share-price appreciation plus reinvested dividends)	**8.5%**	24.2	(65)
Common shares outstanding at year-end (in thousands)	**382,158**	255,389	50
Average common shares outstanding (in thousands)			
Basic	**292,964**	254,490	15
Diluted	**295,016**	256,326	15
Employees at year-end (in thousands)	**38.7**	12.4****	212

* *Net operating income adjusted for acquisition depreciation ($58 million in 2001). Average common stockholders' equity adjusted for fixed asset revaluation and goodwill from the Tosco acquisition ($1,556 million in 2001).*

** *Excludes the Alaska acquisition.*

*** *Capital includes total debt, company-obligated mandatorily redeemable preferred securities and common stockholders' equity.*

**** *Excludes 3,400 employees who were under contract to Chevron Phillips Chemical Company LLC (CPChem) from July 1, 2000, through Dec. 31, 2000. Effective Jan. 1, 2001, those employees became employees of CPChem.*

Operating	2001	2000	% Change
U.S. crude oil production (MBD)	**373**	241	55
Worldwide crude oil production (MBD)*	**563**	437	29
U.S. natural gas production (MMCFD)	**917**	928	(1)
Worldwide natural gas production (MMCFD)	**1,335**	1,394	(4)
Worldwide E&P natural gas liquids production (MBD)	**35**	29	21
Liquefied natural gas sales (MMCFD)	**126**	125	1
Refinery utilization rate (%)	**94**	91	3
U.S. automotive gasoline sales (MBD)	**561**	310	81
U.S. distillates sales (MBD)	**271**	137	98
Worldwide petroleum products sales (MBD)	**1,146**	690	66
Ethylene production (MMlbs)*	**3,291**	3,574	(8)
Polyethylene production (MMlbs)*	**1,956**	2,230	(12)

* *Includes Phillips' share of equity affiliates' production.*

Certain disclosures in this Annual Report may be considered "forward-looking" statements. These are made pursuant to "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The "Cautionary Statement" in Management's Discussion and Analysis on page 55 should be read in conjunction with such statements.

"Phillips," "the company," "we" and "our" are used interchangeably in this report to refer to the business of Phillips Petroleum Company and its consolidated subsidiaries. Beginning April 1, 2000, the company's gas gathering, processing and marketing (GPM) segment consists primarily of Phillips' 30.3 percent equity investment in Duke Energy Field Services, LLC (DEFS). Beginning July 1, 2000, Phillips' Chemicals segment consists primarily of its 50 percent equity interest in Chevron Phillips Chemical Company LLC (CPChem). On Sept. 14, 2001, Phillips acquired Tosco Corporation. The activities related to this acquisition are included primarily in Phillips' Refining, Marketing and Transportation segment. All numerical references to crude oil, natural gas or natural gas liquids production volumes refer to production from proved reserves.

Phillips' Worldwide Operations


Exploration
and Production
Chemicals
PHILLIPS
66
Gas Gathering,
Processing and
Marketing
Refining, Marketing
and Transportation

PHILLIPS HAS A WORLDWIDE SYSTEM OF COMPLEMENTARY AND INTEGRATED FACILITIES IN FOUR MAJOR SEGMENTS OF THE PETROLEUM INDUSTRY.

Exploration and Production (E&P)

Profile: Explores for and produces crude oil, natural gas and natural gas liquids on a worldwide basis. A key strategy is to accelerate growth by developing legacy assets — very large oil and gas developments that can provide strong financial returns over long periods of time — through exploration, exploitation, redevelopments and acquisitions; and by focusing exploration on high-potential areas.
Operations: At year-end 2001, Phillips held a combined 26 million net developed and undeveloped acres in 17 countries (counting the Timor Gap Zone of Cooperation between Australia and East Timor as a single country for this purpose), and produced hydrocarbons in nine. Crude oil production in 2001 averaged 563,000 barrels per day (BPD), gas production averaged 1.34 billion cubic feet per day and natural gas liquids production averaged 35,000 BPD. Key regional focus areas include the North Slope of Alaska; the Lower 48 United States; the North Sea; Nigeria; offshore China; the Timor Sea; Kazakhstan; and heavy-oil development in Venezuela.
Strengths: Seismic imaging technology; estimation of reserves; reservoir management and exploitation; enhanced oil recovery; managing large offshore developments; operations in arctic and other environmentally sensitive areas.
Competitors: Major integrated petroleum companies, including ExxonMobil, ChevronTexaco, BP, Shell and Occidental; independent exploration and production companies, including Apache and Burlington Resources; and national oil companies.
Customers: Third-party refiners and processors, and Phillips' Refining, Marketing and Transportation operations.

Refining, Marketing and Transportation (RM&T)

Profile: Refines crude oil and markets and transports petroleum products. The acquisition of Tosco Corporation, completed in September, makes Phillips one of the largest refiners and marketers of gasoline in the United States.
Operations: *Refining* – At Dec. 31, 2001, Phillips' 10 U.S. refineries and one refinery in Ireland had a combined crude oil refining capacity of 1.8 million barrels of oil per day (BOPD).
Marketing – Phillips' gasoline and distillates are sold through more than 12,000 outlets in 46 states under several brands, including Phillips 66, 76, Circle K, Coastal, Exxon and Mobil.
Transportation – RM&T owns or has an interest in about 16,000 miles of pipeline systems.
Strengths: Phillips' strengths include branded wholesale marketing, refining technologies, aviation gasoline sales, refining capabilities and convenience store operations. Phillips is one of the largest operators of convenience stores in the United States.
Competitors: Major integrated companies, including ExxonMobil, ChevronTexaco and BP; independent refiner/marketers, including Valero, Equilon, Motiva, Tesoro, Sinclair and Sunoco; independent marketers such as QuikTrip; and hypermarts such as Wal-Mart.
Customers: Independent marketers and the consuming public.

Chemicals

Profile: Phillips participates in the chemicals sector through its 50 percent ownership of Chevron Phillips Chemical Company LLC (CPChem), a joint-venture company formed with Chevron (now ChevronTexaco) on July 1, 2000. Headquartered in Houston, Texas, its major product lines include: olefins and polyolefins, including ethylene, polyethylene and plastic pipe; aromatics, including styrene, benzene, cyclohexane and paraxylene; and specialty chemicals and plastics, including normal alpha olefins, K-Resin® styrene-butadiene copolymer, and polystyrene.
Operations: CPChem's major facilities in the United States are at Baytown, Borger, Conroe, Orange, Pasadena, Port Arthur and Old Ocean, Texas; St. James, La.; Pascagoula, Miss.; and Marietta, Ohio. The company also has 10 plastic pipe and two pipe fittings plants in nine states, and a petrochemical complex in Puerto Rico. Major international facilities are in Belgium, China, Saudi Arabia, Singapore and South Korea, and under construction in Qatar. CPChem also has two plastic pipe plants in Mexico.
Strengths: CPChem is one of the world's largest producers of ethylene, polyethylene, styrene, alpha olefins, and one of the largest marketers of cyclohexane.
Competitors: Dow Chemical, ExxonMobil, BP, Equistar and Shell.
Customers: Primarily companies that produce industrial products and consumer goods.

Gas Gathering, Processing and Marketing (GPM)

Profile: GPM consists mainly of Phillips' 30.3 percent interest in Duke Energy Field Services, LLC (DEFS). DEFS gathers natural gas, extracts and sells the natural gas liquids (NGL) and sells the remaining (residue) gas. Headquartered in Denver, Colo., DEFS is one of the largest natural gas gatherers, NGL producers and NGL marketers in the United States. Duke Energy holds 69.7 percent of DEFS.
Operations: DEFS gathers raw natural gas through some 57,000 miles of gathering lines mainly in seven of the major U.S. gas regions plus western Canada at Dec. 31, 2001. DEFS also owned and operated, or owned an equity interest in, 76 processing plants. Raw natural gas throughput averaged 7.8 billion cubic feet per day, and NGL production averaged 397,000 barrels per day in 2001.
Strengths: Assets in major gas-producing regions; efficient, reliable low-cost operations; critical mass for growth transactions.
Competitors: Williams, El Paso, BP, ExxonMobil, ChevronTexaco, Dynegy, Oneok and Koch.
Customers: Primarily major and independent natural gas producers, local gas distribution companies, electrical utilities, industrial users and marketing companies. Among DEFS' customers for NGL are CPChem and Phillips' RM&T operations.

Our Journey Continues With New Expectations

Dear Fellow Shareholder:



J.J. Mulva
Chairman and Chief Executive Officer

For the past two and a half years, Phillips has been on a journey that has transformed our company and given it the size, scope and financial strength to be a long-term player in a highly competitive industry. In mid-1999, we were a mid-sized, integrated oil company facing a business environment that included volatile energy prices and the rise of very large, highly competitive super-majors. Late that year, we set out to restructure our company and reposition our four business lines to compete with the strongest companies in their industries. This repositioning effort, which we called "Building the New Phillips," included several major actions.

Initially, we formed two important joint-venture companies. First, with Duke Energy, we created one of the largest midstream companies in the United States. Then, with Chevron, we formed a world-scale, international chemicals company. These actions were followed by two major acquisitions: ARCO's Alaska businesses and Tosco Corporation, the largest independent U.S. refiner and marketer.

As we begin 2002, the transformation of our company is far from complete. In fact, as the theme of this annual report states, we have new expectations of what Phillips can become and the value we can deliver to our shareholders. Our new expectations begin with our decision to merge with Conoco to create ConocoPhillips, a new international major integrated oil company that will be the sixth-largest publicly held energy company in the world. With the merger, we will be a world-scale organization with:

- Oil, natural gas and natural gas liquids proved reserves of 8.4 billion barrels of oil equivalent (BOE), plus 0.3 billion BOE of oil sands reserves.
- Daily production from proved reserves of 1.7 million BOE.
- Global refining capacity of 2.7 million barrels per day, making ConocoPhillips one of the largest refiners in the United States and the fifth-largest refiner in the world.
- A marketing presence in Europe and the Asia-Pacific region, as well as the United States.
- A strong financial position, diversified sources of earnings and cash flows, and a superior set of profitable growth opportunities.
- Stockholders' equity of about $30 billion and an asset base of approximately $75 billion.

Beyond these attributes, ConocoPhillips will have other strengths. Phillips and Conoco have similar cultures strongly focused on safety and environmental protection, operating excellence and building long-term relationships. We both come from traditions of being smaller, more approachable, independent companies that can act quickly. And we complement each other in exploration and production capabilities and prospects, as well as in processing technology.

Our merger with Conoco also will have significant financial benefits. We expect the merger to yield annual pretax synergies of at least $750 million, resulting from more efficient exploration and production activities, more efficient refining and marketing operations, and the elimination of duplicate corporate and administrative functions.

Under the terms of the merger agreement, Phillips shareholders will receive one share of the new ConocoPhillips common stock for each share of Phillips common stock that they own. Conoco shareholders will receive 0.4677 shares of the new ConocoPhillips common stock for each Conoco common share that they own. At the inception of the new company, Phillips' shareholders will hold about 57 percent and Conoco shareholders will hold about 43 percent of the new company.

The boards of directors of both companies have unanimously approved the transaction, and shareholders of both Phillips and Conoco voted their approval on March 12, 2002. We expect to receive regulatory clearance and close on the merger in the second half of 2002.

The growth actions we have taken thus far, including, once we close, our proposed merger with Conoco, will have positioned us to achieve more consistent, stronger returns in the future. Moreover, they will allow us to maintain the benefits of integration, which we are convinced is an important advantage, and enable us to balance our upstream and downstream activities.

For 2001, net operating income (which excludes special items) was $1.71 billion, or $5.79 per share, the second highest in our history. The company's return on capital employed was 16 percent and return on equity was approximately 24 percent, after adjusting for fixed asset revaluation and goodwill related to significant acquisitions. Net income was $1.66 billion, or $5.63 per share, and total revenues were $26.9 billion.

NET INCOME AND NET OPERATING INCOME (Millions of Dollars)


2000
1600
1200
800
400
97
98
99
00
01
Net Income
Net Operating Income

Net operating income excludes special items.

Phillips posted record earnings the past two years due in part to two significant acquisitions, which have increased the company's size and growth potential. Net income for 2001 was $1.66 billion, compared with $1.86 billion in 2000. Special items in 2001 reduced net income $48 million, while in 2000, special items lowered net income $54 million. Net operating income, which excludes special items, was $1.71 billion in 2001, compared with $1.92 billion in 2000.

NET INCOME PER SHARE (DILUTED) (Dollars per Average Common Share)


7.5
6.0
4.5
3.0
1.5
97
98
99
00
01

Net income per share was $5.63 in 2001, compared with $7.26 in 2000. Contributing to the earnings decline were lower crude oil and natural gas liquids prices in our upstream businesses and the continuation of a difficult market environment for chemicals. Shares outstanding increased during the year due to the issuance of 124.1 million shares related to the acquisition of Tosco.

E&P: Improving Returns and Growth

We continue to view Exploration and Production (E&P), traditionally our most profitable business, as our primary source of organic growth. As promised, we achieved a targeted 17 percent year-over-year increase in production in 2001. E&P net operating income was $1.7 billion, down from a record $1.9 billion in 2000. The decline was due primarily to lower crude oil prices, offset partly by higher crude oil production, mainly from a full year's production in Alaska. On a BOE basis, worldwide daily production was 821,000, compared with 698,000 for 2000. Worldwide crude oil production was up 29 percent, with U.S. production up 55 percent.

Going forward, approximately 75 percent of our capital expenditures will be directed to E&P. One of our highest priorities is to carry out our new legacy projects. These are large oil and gas developments, like the Ekofisk field in the Norwegian North Sea and our fields on the Alaska North Slope, that can produce for many years and provide strong financial returns. They include our Hamaca heavy-oil project in Venezuela, the Bohai Bay development offshore China and the Bayu-Undan project in the Timor Sea.

In addition, we are pursuing major exploration opportunities, including large, potential hydrocarbon resources offshore Angola and in other deepwater areas. We also continue to see promising results from our exploration efforts in Kazakhstan.

RM&T: A Nationwide Presence

Our most significant transaction in 2001 was the acquisition of Tosco Corporation. This transaction transformed Phillips into one of the largest U.S. refining, marketing and transportation companies. It also accomplished our goal of enhancing integration and broadening our asset base as a way to reduce volatility in our earnings. We are pleased with our progress in capturing $280 million in before-tax, recurring synergies from combining the organizations.

Refining, Marketing and Transportation (RM&T) is focused on running safely and in an environmentally responsible manner, maintaining a low cost structure and capitalizing on new opportunities in supply chain management. In addition, this segment continues to make progress in developing and licensing our proprietary clean fuels technologies and delivering the ever-cleaner forms of energy the public demands.

RM&T net operating income rose to $449 million from $281 million, due to higher refining motor fuel, distillates and other product margins. Phillips also benefited from Tosco's earnings, achieved after the Sept. 14, 2001, acquisition date. Our refineries ran at an average of 94 percent of rated crude oil capacity in 2001.

Chemicals: Weathering Difficult Market Conditions

Although it is facing some of the most depressed conditions in the chemicals business in many years, our chemicals joint venture, Chevron Phillips Chemical Company (CPChem), has made excellent progress in capturing more than $200 million in recurring synergies. The financial results from chemicals reflect the difficult business environment. The segment reported a net operating loss of $106 million, compared with net operating income of $53 million in 2000. Factors contributing to the decline were low margins across most product lines, sluggish demand and industry overcapacity. CPChem is responding to this weak environment with significant cost cutting. We remain optimistic that CPChem will perform well and contribute significantly to its parent companies as the global economy improves and the chemicals cycle rebounds.

DEFS: A Good Fit

Phillips' other major joint venture, represented by our 30.3 percent ownership of Duke Energy Field Services (DEFS), is an integrated gas gathering, processing and marketing business. In 2001, this segment reported net operating income of $101 million, compared with $138 million for 2000. The decline was primarily due to lower natural gas liquids prices. DEFS is one of America's largest producers of natural gas liquids.

A Changed World

No discussion of the past year would be complete without acknowledging the events of Sept. 11, 2001. The acts of terrorism perpetrated against the United States, indeed against civilized people everywhere, were a jarring reminder of the awful toll that comes from hate and violence. Certainly, there is no measure for loss of life or the grief it brings. However, there is comfort in knowing that most of the world holds the victims of September 11 and their loved ones in their thoughts and prayers and stands united against terrorism.

Beyond its human toll, the terrorist attacks also affected an already fragile global economy, tipping most of the world's major economies into recession. For our industry, the result has been lower demand and significantly lower prices for crude oil and natural gas. Although there are signs of an economic upturn later this year, it is difficult to know how strong or widespread the recovery will be.

AVERAGE ANNUAL RETURN ON INVESTMENT IN PHILLIPS STOCK
(Percent)


17.5
14.0
10.5
7.0
3.5
92-01
97-01
99-01
01

Target for five-year rolling average
Includes share-price appreciation plus reinvested dividends.

Phillips' total shareholder return, which includes share-price appreciation, plus reinvested dividends, was 8.5 percent for 2001. The company's 2001 share price closed at $60.26 per share, up from $56.88 per share at the close of 2000. Over the past three years, Phillips' average annual return to shareholders was 15.2 percent, while over the last five-year period it was 9.4 percent.

But, clearly, the companies that can stay the course during this downturn will have the best prospects to continue to grow and deliver shareholder value. These are the companies that have employees with superior talent and a wide range of expertise. Beyond that, these are companies that have high quality assets and strong market positions; that run their operations safely and consistently; that have solid technology and fiscal discipline; that have low cost structures; and that are well capitalized. In short, they are companies like Phillips that have taken the necessary steps to ensure their long-term future.

Fulfilling Your Expectations

Although economic conditions remain difficult, we at Phillips have never been more optimistic about the future. Most of all, we are optimistic about merging with Conoco to form ConocoPhillips, a fully integrated U.S.-based energy company that will be positioned to deliver superior returns to our shareholders. As we go forward, I assure you that we will continue to have a disciplined investment strategy; and we will remain committed to safe and cost-effective operations.

We have set new expectations for our company, and we are prepared to meet them. We are convinced that the creation of ConocoPhillips will meet the expectations of employees for broader career opportunities, the expectations of communities for more economic stability, and the expectations of you, our shareholders, for higher economic returns.

We are grateful for your confidence as we move forward to meet the new expectations we have set for our company.

J.J. Mulva
Chairman and
Chief Executive Officer

March 15, 2002



An Interview with CEO Jim Mulva

Q What were the major factors underlying the decision to go forward in a merger of equals with Conoco?

While both companies are strong on their own, the merger will be a quantum leap forward for both. The expanded size and scope of the combined corporation will create opportunities that neither company could achieve on a stand-alone basis. Beyond that, both companies have compatible, high-quality assets and strong growth profiles, especially in Exploration and Production (E&P). After the merger, about 57 percent of capital employed will be directed toward E&P, moving Phillips closer to the 65 to 70 percent target that the company had set after the acquisition of Tosco. The combined company also will have a stronger, more diversified financial position and be able to deliver greater value to its shareholders. We've announced that the merger will create $750 million in recurring synergies, but we believe we can deliver even greater savings. If you apply Phillips' earnings multiple to that number, it significantly increases shareholder value. Finally, we'll benefit from the intellectual capital of the two companies — at all levels and across the organization.

Q After the Tosco acquisition, are you still comfortable with the contribution you can expect from your Refining, Marketing and Transportation (RM&T) organization?

Yes. When we announced the Tosco acquisition, we expected to achieve $500 million in annual net cash flows going forward. We believe this is still a realistic target despite a difficult fourth quarter in 2001 and the first couple of months of 2002. As the economy recovers, we'll easily meet our objective; and in a strong economic environment, we could potentially generate as much as $500 million of net cash flows in a single quarter. We're also on target to capture synergies from the Tosco acquisition. When we announced the transaction, we expected to realize about $250 million in recurring synergies. We've now increased that to $280 million.

Q Do you think the Phillips' stand-alone production growth targets are achievable?

Yes. We expect to maintain or moderately grow production in hydrocarbon-rich areas like Alaska, Norway, the Lower 48 states and Nigeria. We'll do this through the continued exploitation of currently producing fields and by infrastructure-led exploration — exploring where production and transportation facilities already exist. Beyond that, we'll receive incremental production from our new legacy projects in Venezuela, China and from the Bayu-Undan liquids project in the Timor Sea. By the middle of the decade, we also will produce natural gas from Bayu-Undan and deliver liquefied natural gas to markets in Japan. Our production targets don't include potential new discoveries from our exploration program, where we expect to be successful.

Q Do you consider the integration of the Alaska and Tosco acquisitions manageable in light of the ConocoPhillips integration?

Yes. The Alaska businesses that we acquired in 2000 have already been integrated. This will be our first full year of integrating Tosco into our RM&T business; and that effort also is going well. These two acquisitions have given us a larger, integrated asset base, greater earnings diversification and more opportunities for future growth. We welcome that, and we expect to benefit even more after our merger with Conoco. Another point I'd like to make is that while our company is changing, our basic values remain the same. These are the values that promote safety, accountability, protecting the environment, acting ethically and maintaining strong, long-term relationships.

Q How do you expect the regulatory environment to affect Phillips over the next few years?

We're going to see more and more requirements that could affect all of our operations, upstream and downstream. Certainly, there will continue to be new regulations affecting air and water releases; but there also will be pressure from the public for ever-cleaner fuels. We believe the investments we're making in the environmental arena are appropriate and just good business, especially our investments in clean fuels technologies. I might add, expenditures for environmental protection are already factored into our plans. We see nothing major on the horizon that we haven't anticipated.

Q How can shareholders be assured that Phillips' assets and accounting practices are sound?

Phillips is a traditional oil and gas company with earnings and value generated from hard assets — like refineries, oil and gas production installations, and other facilities — not on commodities trading and



financial derivative-type transactions. Phillips also follows a conservative, mainstream interpretation of accounting rules and has a strong, independent board of directors. Furthermore, none of our executive officers or related parties is involved in any special-purpose entities that do business with Phillips. In cases where Phillips has used structured financings, we do so only when the cost of the financing is competitive with the financing rates of our on-balance-sheet corporate debt. Our structured financings are disclosed to the equity and debt markets in our financial statements, and we discuss these structures in detail with the debt rating agencies.

Q *How are the company's joint ventures performing?*

In our midstream joint venture with Duke Energy, we expect to see better financial returns than those in the fourth quarter of 2001. This should occur as the economy improves and prices for natural gas and natural gas liquids strengthen. Our chemicals joint venture with ChevronTexaco has done an excellent job of reducing costs in its operations, but it's difficult to have good returns in a slow economy, with chemicals margins at historically low levels. Again, as the economy rebounds, there's a good deal of upside potential in the chemicals business. However, we don't believe we'll see a rebound in this business until 2003 or 2004.

Q *What can shareholders expect after the ConocoPhillips merger is completed?*

Our first priority will be to ensure that the new company is well organized and operating safely and consistently. We'll also be focused on delivering the synergies we've promised from the transaction, as well as the synergies that Phillips and Conoco have promised from earlier acquisitions or joint ventures. Beyond this, we'll be looking at opportunities for organic growth, especially from new oil and gas developments that are opening up around the world. We'll benefit in this effort from the long-term relationships that Phillips and Conoco have with host governments and industry peers. Finally, we'll be building a company that our employees and shareholders can be proud to be a part of.

Q *How will ConocoPhillips differentiate itself from the competition?*

The new ConocoPhillips will have a superior portfolio of profitable growth projects to develop, primarily in E&P. These projects don't carry significant exploration risk; they are well-thought-out developments of known hydrocarbons that will add to or build on our existing or new legacy positions. In addition, there will be more and better opportunities in the asset base, the potential for additional exploration success, and the benefits expected to accrue from an upturn in the chemicals cycle. These factors are more meaningful to ConocoPhillips than to some of our larger competitors and are opportunities that our smaller competitors might not possess. We also are optimistic about the intellectual capital that will be joined in the combination and the opportunities to draw on the best operational and commercial practices of each company. We feel that ConocoPhillips can deliver high-quality earnings even in a tough economic environment, making a case for an improved price-earnings multiple.

Q *How do you plan to manage the balance sheet and the company's debt levels in the current operating environment?*

Today's crude oil and natural gas prices are more or less consistent with our outlook for the year. While certainly lower than last year or the year before, they are not unreasonable when considered from a longer term "normalized" perspective. This is not true for the gas processing and marketing segment where prices in January and February of 2002 have been lower. Also, refining margins in January and February of 2002 were well below average margins of the past 10 years, and marketing margins were under pressure as well. Chemicals results early this year were in line with expectations, but they also were well below normal returns. In this environment, we are carefully monitoring our debt balances and cash flows. If a midyear adjustment in our plans appears appropriate, we will react accordingly. Our objective is to maintain our credit ratings and improve them over time.

Our Financial Position has Strengthened

Net Operating Income (Millions of Dollars)


2800
2100
1400
700
0
99
00
01

Earnings in 2001 were the second-highest in company history. However, compared with 2000, a decline in crude oil and natural gas liquids prices contributed to lower earnings in our E&P and GPM segments. Chemicals had a loss in 2001, mainly due to low margins and industry overcapacity that resulted in lower output levels. RM&T posted higher earnings due to improved product margins and the addition of earnings from the Tosco acquisition.

☐ Corporate ☐ Chemicals ☐ RM&T ☐ GPM ☐ E&P
▬ Total Net Operating Income

Net operating income excludes special items.

Total Debt to Capital (Percent)


60
48
36
24
12
97
98
99
00
01

Debt as a percent of capital dropped to 37 percent at the end of 2001, compared with 51 percent at year-end 2000. Although Phillips' total debt was up from year-end 2000 due to debt assumed in the Tosco acquisition, the debt increase was more than offset by a 135 percent increase in common stockholders' equity.

Capital includes total debt, company-obligated mandatorily redeemable preferred securities and common stockholders' equity.

Cash Flow from Operations, Capital Spending and Dividends (Millions of Dollars)


5000
4000
3000
2000
1000
97
98
99
00*
01

Cash flow from operations was $3.6 billion in 2001, compared with an all-time high of $4.0 billion in 2000. Contributing to the decline in 2001 was the effect of lower commodity prices on the company's operations. Cash flow from operations helped fund capital spending of $3.1 billion and dividend payments of $403 million.

▤ Capital Expenditures and Investments ☐ Dividends ═ Cash Flow From Operations
**Excludes the Alaska acquisition.*

Return on Average Capital Employed (ROCE) (Percent)


25
20
15
10
5
97
98
99
00
01

Return on average capital employed is the return, before deduction of interest expense, on money invested in a company by its stockholders and lenders. Phillips' adjusted return for 2001 was 16.0 percent, compared with 21.8 percent in 2000.

▤ Based on net operating income
☐ Net operating income adjusted for acquisition depreciation ($58 million in 2001 and $41 million in 2000). Average capital employed adjusted for fixed asset revaluation and goodwill from the Tosco and Alaska acquisitions ($4,255 million in 2001 and $1,350 million in 2000).

Return on Average Common Stockholders' Equity (ROE) (Percent)


40
32
24
16
8
97
98
99
00
01

Return on average common stockholders' equity, adjusted for a significant acquisition, was 23.7 percent for the year, compared with 36.0 percent in 2000. The lower return is a reflection of reduced net operating income, as well as significantly higher average stockholders' equity as a result of the Tosco acquisition.

▤ Based on net operating income
☐ Net operating income adjusted for acquisition depreciation ($58 million in 2001). Average common stockholders' equity adjusted for fixed asset revaluation and goodwill from the Tosco acquisition ($1,556 million in 2001).

Common Stockholders' Equity Per Share (Dollars per Share)


40
32
24
16
8
97
98
99
00
01

Common stockholders' equity was $37.52 per share at year-end 2001, compared with $23.86 in 2000. The per-share improvement was due to an $8.2 billion increase in common stockholders' equity, partly offset by a 50 percent increase in common shares outstanding at the end of 2001. The increase in both equity and shares outstanding were primarily a result of the Tosco acquisition.

Exploration and Production Spearheads Growth



On Alaska's North Slope, the Alpine field is one of Phillips' largest reservoirs. Completing its first full year of production in 2001, Alpine contributed stronger-than-expected performance and is a key reason the company's Alaska output is holding steady and is expected to increase toward the end of the decade.

PHILLIPS ANTICIPATES AN INCREASE IN OIL AND GAS OUTPUT OVER THE COMING DECADE FROM EXISTING PROJECTS. A FOCUSED EXPLORATION EFFORT COULD PROVIDE ADDITIONAL OPPORTUNITIES.

Exploration and Production (E&P) — Phillips' highest-return business — is the company's spearhead for growth. The E&P strategy is to develop legacy assets — very large oil and gas projects that can produce value for many years at competitive costs.

Based on projects producing or under construction, Phillips expects production to grow in the coming decade, not counting anticipated new discoveries.

Alaska

Phillips, Alaska's largest producer of oil and gas, expects to maintain production between 375,000 and 400,000 net barrels of oil equivalent per day (BOEPD) and increase it toward the end of the decade. Kevin Meyers, executive vice president, Alaska Production and Operations, comments, "By getting more production out of our existing fields, developing satellite fields and continuing our successful exploration program, we will continue to be a significant contributor to Phillips' production profile."

Alaska's plans are based largely on its three major North Slope fields — Prudhoe Bay, Kuparuk and the new Alpine field started up in late 2000 — supplemented by satellite fields. The company also produces natural gas in the Cook Inlet in south-central Alaska.

Satellite and in-field development at Prudhoe Bay is mitigating the natural production decline. Prudhoe satellites are expected to contribute 9,000 net barrels of oil per day (BOPD) in 2002, including 5,000 net BOPD from the new Borealis field. Satellite fields in the Greater Kuparuk area are expected to contribute 24,000 net BOPD in 2002. This includes the Meltwater field, started up in late 2001 and expected to produce 8,700 net BOPD. The Palm discovery, announced in 2001, will be developed as an extension of the Kuparuk field as drillsite 3S. Production is expected to begin in 2003.

The Alpine field completed its first full year of production at a higher-than-expected average net rate of 57,800 BOPD. Alpine wrapped up the year with the startup of a second drillsite. Additional processing capacity and development drilling are planned.

In 2001, Phillips conducted an aggressive exploration program in Alaska. The company announced discoveries or confirmations on six wells in the National Petroleum Reserve-Alaska (NPR-A) and discoveries at the Palm and Nanuq satellite fields on the North Slope. Phillips plans additional drilling in the NPR-A, North Slope and Cook Inlet in 2002.

E&P Results	**2001**	2000
Net income (MM)	**$1,699**	1,945
Net operating income (MM)	**$1,693**	1,865
Worldwide crude oil production (MBD)	**563**	437
Worldwide natural gas production (MMCFD)	**1,335**	1,394
Production replacement	**135%**	1,128
Finding and development costs ($/BOE)*	**$ 3.39**	3.26

**Five-year average.*

Exploration and Production earnings declined due to lower crude oil prices, partly offset by higher oil production, mainly in Alaska.

Phillips, ExxonMobil and BP continue to study ways to develop an economically viable project that will transport natural gas from the North Slope to the Lower 48 states. Phillips does not believe that, in the current economic environment, the project provides the desired return on investment given the significant size and risk of the project. However, the company continues to search for a solution that will allow this resource to be produced.

*Left: **Kevin Meyers**, Executive Vice President, Alaska Production and Operations. Center: **Bill Parker**, Executive Vice President, Worldwide Production and Operations. Right: **Dodd DeCamp**, Senior Vice President, Worldwide Exploration.*



A KEY ELEMENT OF PHILLIPS' STRATEGY FOR WORLDWIDE PRODUCTION AND OPERATIONS IS THE CREATION OF LEGACY PROJECTS — VERY LARGE OIL AND GAS DEVELOPMENTS THAT CAN GENERATE SIGNIFICANT REVENUES OVER LONG PERIODS AT COMPETITIVE OPERATING COSTS.

Phillips' existing and emerging legacy assets — each one a current or potential major oil and gas production center — are located in China, Venezuela, the Timor Sea, Alaska, the Lower 48 states and the North Sea.

Bill Parker, executive vice president of Worldwide Production and Operations, comments, "While we're taking care of today's legacy assets, we're also focused on creating the next decade of projects for our portfolio." Parker points to activities in Kazakhstan, the Middle East, and in deepwater areas as prospects with legacy potential.

China: Major Development Project

Oil production is slated to begin in the third quarter of 2002 from Peng Lai 19-3 Phase I. "This is the first of a two-phase development of China's largest offshore oil discovery," says Bill Berry, senior vice president, Exploration and Production Eurasia–Middle East. Another discovery made on the 1.9-million-acre block in Bohai Bay, the Peng Lai 25-6, likely will be tied into Peng Lai 19-3 production facilities during the Phase II development. Other discoveries on the block are being evaluated. Phase I production is expected to start at a rate of 17,500 to 20,000 net barrels of oil per day (BOPD). First production from Phase II could begin in 2006.

Hamaca: First Production

Production began in October 2001 from reserves in Venezuela's Orinoco heavy-oil belt through a project operated by an equity affiliate owned by Phillips and two co-venturers. The Hamaca heavy-oil project involves approximately 200 wells, a 140-mile pipeline and a processing facility to upgrade the heavy crude oil into a medium-grade synthetic oil. Nineteen wells and the pipeline were completed in 2001, yielding 10,200 BOPD to Phillips in December. When the upgrader facility is finished in 2004, production is expected to reach about 66,000 net BOPD and continue at that level for the foreseeable future. At year-end 2001, Phillips' proved reserves contained approximately 685 million barrels of oil equivalent for Hamaca.

Timor Sea: Gas Gear-Up

Phillips is moving forward with development of the Bayu-Undan gas condensate field in the Timor Sea, between East Timor and Australia. The development is 300 miles northwest of Darwin, Australia. The first phase of the development is a gas recycle project that will produce, separate, store and export liquefied petroleum gas and condensate. The dry gas will be reinjected into the reservoir until a program for selling the gas into Australia and other markets is finalized.

Assembly of materials for the offshore facilities, including a multi-use floating storage and offloading facility, is under way. Development drilling is slated to start in the second quarter of 2002, with full commercial production expected in 2004 at about 50,000 net barrels of hydrocarbon liquids per day. Phillips is the operator and increased its controlling interest in Bayu-Undan to 58.6 percent by year-end 2001.

Elsewhere in the Timor Sea, Phillips and its co-venturers continue to evaluate development options for the natural gas from the Greater Sunrise fields. Phillips increased its interest in the fields to 30 percent during 2001.



Bill Berry, Senior Vice President, Exploration and Production Eurasia–Middle East.

Ekofisk: Reliable Growth

"There's a saying that great fields just get better, and that's the story for Ekofisk," says Parker. The Greater Ekofisk area of the Norwegian North Sea, which began production in 1971, showed another increase in oil output in 2001, rising to 117,000 net BOPD, plus 130 million net cubic feet of gas per day and 5,000 net barrels per day of natural gas liquids.

The continued growth in production stems from efforts to maintain reservoir pressure, improved reservoir modeling, rework of wells, upgraded processing equipment and improved operating reliability. In 2001, the Ekofisk area, Phillips' second-largest production center, operated at full efficiency 96 percent of the time, excluding a planned shutdown for maintenance. Installation of new gas-processing equipment in early 2002 is expected to boost production further.

Saudi Arabia: World-Class Opportunity

Phillips has been selected to participate in Core Venture 1 in Saudi Arabia — which will be one of the world's largest natural gas projects — integrating exploration, pipelines, gas-fired power plants, petrochemical plants, desalination units and other facilities. Phillips and its co-venturers are negotiating terms with the Saudi government. The total project, in which Phillips has a 15 percent interest, is estimated to cost approximately $15 billion.

The Bayu-Undan project in the Timor Sea, now under construction, will further demonstrate Phillips' capability to develop and operate complex offshore production and processing facilities. The offshore facilities will consist of three platforms and a Floating Storage Offloading facility (top left). The first phase of the project will process liquids-rich gas; separate and store condensate and liquefied petroleum gas (LPG); and reinject dry gas back into the reservoir. At maximum design rates, the facility will process 1.1 billion cubic feet of natural gas; separate 115,000 barrels of condensate and LPG; and recycle 950 million cubic feet of dry gas into the reservoir daily.



WORLDWIDE EFFORT PURSUES HIGHER OIL AND GAS PRODUCTION

Lower 48 States

In 2001, Phillips focused on finding and developing both conventional and non-conventional proved gas reserves in the Lower 48 states.

One major initiative is the development of coalbed methane (CBM) — natural gas trapped in coal seams. In 2000, Phillips and its co-venturers drilled 640 wells in Utah, Wyoming, New Mexico and Alabama. The wells remove water from the coal, reducing pressure and releasing the gas. The activity focused on the Uinta Basin of Utah, the Powder River Basin of Wyoming, the Black Warrior Basin of Alabama, and the San Juan Basin of New Mexico.

In the Powder River Basin, drilling results to date indicate greater-than-expected future production. CBM production averaged 212 million net cubic feet per day (MMCFD) in 2001, comprising about 30 percent of Phillips' Lower 48 gas production.

San Juan Basin: In 2001, Phillips drilled 33 gross conventional gas wells and 10 CBM wells to further exploit its reserves in this region. Plans for 2002 call for further development of both the conventional and CBM proved reserves with the drilling of 40 to 50 wells.

Rocky Mountains: In addition to an aggressive effort to expand CBM production, the development effort also is focused on other gas resources. A gas discovery during the year on the Riverbend prospect in northeast Utah was followed by two appraisal wells that are being evaluated.

Permian Basin: Phillips is using its extensive geological knowledge of this region to leverage joint-venture drilling opportunities to exploit low-cost oil and gas resources. Plans for 2002 call for continuing an approximately 50-well annual drilling program.

Upper Texas Gulf Coast: Phillips has substantially increased its seismic coverage over the Wilcox formation, which will be targeted for infill drilling in the Cooley field and development drilling in the Endurance field discovered by Phillips in 2001.

Panhandle: The company drilled 46 gross development wells in 2001 on approximately 1 million acres held by production in the Texas Panhandle region. Plans for 2002 call for more development drilling, plus several deep exploration wells below currently producing zones.

Ark-La-Tex: The company drilled 61 gross development wells and recompleted 59 others in 2001 in its Hosston and Cotton Valley program. Through an acquisition, Phillips also established a position in the promising James Lime formation.

Mexico

Phillips and El Paso Global Gas are evaluating a project to construct the first terminal for receiving, storing and regasifying liquefied natural gas on the West Coast of North America. To be located in Baja California, Mexico, the facility would serve customers in California and Mexico.


National Petroleum Reserve-Alaska
North Slope
Alaska
Cook Inlet
Rocky Mountains
San Juan Basin
Mexico
Permian Basin
Panhandle
Ark-La-Tex
Upper Texas Gulf Coast
Venezuela
Brazil

United Kingdom

The Jade field in the J-Block area of the North Sea came onstream early in 2002. Peak net rates of production of 65 MMCFD and 5,000 barrels of oil per day (BOPD) are anticipated in the third quarter of 2002.

Exploration and Production Key Areas of Activity

Described on pages 10-17


Barents Sea
North Sea
Atlantic Margin
Nigeria
Angola
Saudi Arabia
Kazakhstan
Bohai Bay
South China Sea
Timor Sea

Nigeria

Phillips, which has produced oil from Nigeria since 1970, is moving closer to commercializing more of its substantial gas resources. Projects are under way to increase the amount of gas the company supplies to a third-party liquefied natural gas plant on Bonny Island, with net volumes anticipated to grow from some 40 MMCFD to 140 MMCFD over the next three to four years.

In another gas venture, Phillips will have a 20 percent interest in an independent power project proposed near Kwale. The plant, scheduled to be completed in 2004, will be fired by gas from a Phillips-interest field. The company and its co-venturers also have signed a Memorandum of Understanding to develop a new offshore LNG facility in the Niger Delta. If validated by studies, the plant could be completed in 2007 and would be supplied by gas from several Phillips-interest fields.

Projects to raise Nigerian oil production also continued in 2001, including the drilling of 12 gross development wells.

Phillips Technology at Work



Phillips' research engineers and geoscientists work closely with Exploration and Production (E&P) units to locate and efficiently produce hydrocarbons. As an example, Randahl Roadifer, senior reservoir engineering specialist, adapted mathematical tools to predict the quantity of coalbed methane (CBM) — natural gas trapped in coal seams — helping advance the company's CBM effort. CBM quantities are difficult to estimate because of many geologic factors that control reservoir and well performance. With the aid of Roadifer's innovations, Phillips has made significant additions to its gas resource base.

Company geologists and geophysicists also support E&P with seismic technology and proprietary computer modeling tools to depict the dimensions of hydrocarbon reservoirs around the world. Computer modeling not only helps explorationists locate oil and gas, but it also helps engineers plan and carry out the best drilling programs. The technology has provided a framework for projects ranging from evaluation of deepwater exploration acreage to enhanced oil recovery from major fields in Alaska, the North Sea, China, the Timor Sea and Venezuela.

Fewer, Better, Bigger

Phillips' exploration strategy is to exit high-risk areas, while focusing on a smaller number of plays that offer lower risk.

Phillips began a rigorous effort two years ago to refocus its exploration program on what Dodd DeCamp calls "fewer, better and bigger plays where we can leverage our technical strengths and optimize our global resources."

As senior vice president of Worldwide Exploration, DeCamp says the determination to concentrate on lower-risk plays is paying off.

"We've moved from exploring in about 20 countries to building substantial undertakings in about 10 key locations today," DeCamp explains. "The result has been greater success rates and a deeper inventory of high-potential prospects."

During 2001, the company drilled 42 gross conventional exploration and appraisal wells, of which 62 percent encountered hydrocarbons. Approximately 40 exploration wells are planned for 2002, primarily in Alaska, West Africa, Kazakhstan, the United Kingdom and Norway.

Alaska

During the 2001 winter drilling season, Phillips drilled or participated in 15 exploration and appraisal wells and tested two wells drilled in 2000. This effort included the first discoveries made in the National Petroleum Reserve-Alaska (NPR-A) since the area was reopened to exploration in 1999. Three accumulations were discovered on the NPR-A some 15 to 25 miles from Phillips' Alpine field. The company made two additional discoveries on satellite prospects of the Alpine and Kuparuk fields. Drilling in 2002 will focus on additional prospects in the NPR-A, satellite prospects adjacent to known North Slope fields, and in the Cook Inlet in south-central Alaska.

China

In Bohai Bay, where Phillips holds the largest offshore acreage position of any operator, the company completed appraisal drilling on Peng Lai 25-6, a satellite of the Peng Lai 19-3 oil complex.

Kazakhstan

The world-scale potential of the Kashagan block in the northern Caspian Sea was confirmed further in 2001 with the success of the Kashagan W-1 well, 25 miles west of the initial E-1 discovery in 2000. In addition, the first of five planned appraisal wells confirmed the presence of oil on the east side of the Kashagan field. During 2001, Phillips exercised its right to increase its ownership in the Kashagan operating consortium to 8.33 percent. Government approval is expected in the second quarter of 2002. An extensive 3-D seismic program is under way to survey the entire Kashagan field by the end of 2002.

Western Europe

Barents Sea: The company completed an appraisal well at the Goliath discovery off the northern coast of Norway. More drilling is planned to determine the commerciality of this 25-percent-interest prospect, the first primarily oil discovery in the region.

Ekofisk Area: Phillips acquired a 42 percent interest in the Tommeliten Alpha prospect west of the Ekofisk complex. Plans call for exploratory drilling to start in 2002.

Denmark: Phillips, with a 30 percent interest, is exploring two blocks offshore. Oil was discovered in the Hejre prospect in 2001 and an exploratory well on the Svane prospect was under way at year-end.

Deepwater

Deepwater areas, where water depths exceed 1,000 feet, are considered prime locations for giant discoveries. "In recent years, Phillips has been building a larger presence in deepwater areas and establishing deepwater exploration as a major effort," explains DeCamp.

European Atlantic Margin: In Norway, Phillips was awarded a 40 percent interest in the Production License 269 Sturlason block, considered a prime prospect in Norway's 2000 licensing round. Drilling is planned in 2002.

Angola: Phillips acquired a 20 percent interest in block 34, where drilling is scheduled for the first half of 2002. This 1.47 million-acre, high-potential block is in the Congo Basin, site of major drilling successes by other companies.

Brazil: Seismic, geological and geophysical evaluations are under way on two deepwater licenses acquired in 2001 in the Greater Campos and Para Maranhao Basins. Phillips holds 100 percent interests in both licenses.

Phillips' exploration effort is the starting point for development projects around the world. A key example is in China, where drilling in Bohai Bay found the Peng Lai 19-3 discovery. Subsequent successful drilling led to the development of China's largest offshore oil complex, anticipated to start production in 2002.



A New Nationwide Downstream Operation Takes Shape



The Wood River refinery, at 286,000 barrels per day, is Phillips' largest refinery. One of seven U.S. refineries acquired with the purchase of Tosco Corporation in 2001, the refinery is 15 miles north of St. Louis on the Mississippi River.

THE ACQUISITION OF TOSCO CORPORATION TRANSFORMED PHILLIPS INTO ONE OF THE LARGEST REFINING, MARKETING AND TRANSPORTATION ORGANIZATIONS IN THE UNITED STATES.

With the acquisition of Tosco Corporation in September 2001, Phillips' Refining, Marketing and Transportation (RM&T) organization substantially increased in size to approximately 1.8 million barrels per day (BPD) of crude oil refining capacity and a marketing organization including more than 12,000 outlets.

From a primarily Midwestern RM&T presence in 2000, the company has expanded to rank among the nation's largest RM&T organizations.

Since the completion of the Tosco acquisition, RM&T management has focused on integrating the assets and taking advantage of their combined capabilities. Mike Panatier, executive vice president, RM&T, now expects the unit to generate $280 million in annual synergies. "From the work that has been done so far," says Panatier, "we believe we will exceed our original expectation of $250 million."

Phillips expects to realize synergies by reducing operating and administrative expenses, consolidating offices and systems, reducing staffs, leveraging procurement, and managing supply logistics. Through cost reductions, asset rationalization and captured synergies, the company plans to improve its return on capital employed for RM&T.

The near-term strategy for RM&T is to achieve operating excellence by improving safety, environmental responsibility and reliability. In addition, says Panatier, one of the most valuable assets realized in the Tosco acquisition was people. "Not only did we acquire a very strong asset base," says Panatier, "we also acquired some of the best intellectual capital in the business."

Refining: Positioned for Profit

The Tosco acquisition added seven U.S. refineries to Phillips' three existing refineries, as well as a 75,000-BPD refinery in Ireland. The company has a total U.S. crude oil refining capacity of 1.7 million BPD, making Phillips one of the largest refiners in the United States.

RM&T Results	**2001**	2000
Net income (MM)	**$438**	275
Net operating income (MM)	**$449**	281
Crude oil throughput (MBD)	**730**	326
Gasoline sales (MBD)	**561**	310
Clean products yield*	**88%**	84

**Clean products are primarily gasoline, distillates and aviation fuel.*

Refining, Marketing and Transportation earnings were up approximately 60 percent due to better petroleum products margins for the year. Also contributing to the increase were earnings resulting from the late third-quarter acquisition of Tosco Corporation.

"We want to be the preeminent refiner in the industry," says Tom Nimbley, senior vice president of Refining. "To do that, first and foremost, we must be a safe, reliable and environmentally responsible operator. Every day we have to earn our right to be in the communities that host us."

What sets Phillips apart from other large refiners is the company's geographic diversity and ability to process large volumes of sour, or high-sulfur, crude oil. Phillips benefits from having its refineries spread across the United States.



*Left: **Mike Panatier**, Executive Vice President, Refining, Marketing and Transportation.*
*Right: **Tom Nimbley**, Senior Vice President, Refining.*

As an example, about 75 percent of the company's crude oil refining capacity is outside the U.S. Gulf Coast region, enabling Phillips to supply areas that historically it had been unable to serve.

Coker units at several Phillips refineries enable the company to process large volumes of low-cost, heavy, high-sulfur crude oils. This high-sulfur refining capability gives Phillips an advantage over other refiners that have limited flexibility in the types of crude oils they can process. The cokers allow about 40 percent of the company's total U.S. refining capacity to process heavy, high-sulfur crude oils, mitigating the impact of crude oil price fluctuations.

The added Tosco assets are expected to allow Phillips to realize about $55 million per year in refining synergies. Says Nimbley, "Phillips will compete with the largest competitors by focusing on industry fundamentals: utilizing lower cost crude oils, running reliably, yielding clean products, lowering operating costs, and using our commercial expertise to maximize our assets." As an example, the Sweeny, Texas, refinery produces an intermediate feedstock that Phillips can sell for a premium. The intermediate feedstock can be replaced with lower-priced, high-sulfur gas oils that Sweeny can process using its heavy-oil cracker units.

Phillips also plans to make capital improvements to enhance its refining capabilities. As an example, a project at the company's San Francisco-area refinery will allow the facility to broaden its crude slate and process more California crude oils.

Phillips is continuing to build its proprietary refining technologies, notably its breakthrough S Zorb™ Sulfur Removal Technology (S Zorb). A 6,000-BPD S Zorb unit was started up at the Borger refinery in April 2001, just 34 months after the invention of the technology — a remarkably short time for a unit based on new technology. The commercial unit demonstrates the effectiveness of S Zorb to other refiners interested in licensing the technology and also generates valuable sulfur credits for Phillips.


PHILLIPS
66
DODGE

To capitalize on the credits already being generated by Phillips' refineries, the company launched a sulfur credits clearinghouse in 2001. These credits can be sold or traded to other companies that use them to comply with EPA sulfur regulations. The company is currently pursuing options to build more S Zorb units at its other refineries.


FABIAN
PHILLIPS
66
Performance TEAM

Phillips' involvement in auto racing supports its efforts to market petroleum products. The company promotes its Phillips 66 brand through a NASCAR Busch Series racing sponsorship, and the company's 76 brand, formerly used by Tosco, has been the official fuel of NASCAR since the 1950s.

Other capital projects under way at Phillips' refineries include: a 20,000-BPD processing capacity expansion at the Borger refinery; expansion of the alkylation unit at the Los Angeles refinery and conversion of a catalytic cracking unit at the Ferndale refinery to state-of-the-art fluid catalytic cracker technology. With its larger refining scope, Phillips also is exploring options to optimize its asphalt and petroleum coke businesses.

Concludes Nimbley, "By accomplishing these goals, we'll be able to improve our return on capital employed and create significant cash flows for potential upstream projects or other corporate initiatives."

Marketing: Building Brand Value

The Tosco acquisition more than doubled Phillips' branded marketing outlets, making Phillips one of the nation's leading marketers and one of the country's largest operators of convenience stores (c-stores).

Phillips markets gasoline at more than 12,000 outlets in 46 states. The company operates approximately 2,400 of the total outlets while the remaining outlets are operated by an extensive network of dealers and marketers. Approximately 6,000 are branded Phillips 66, while the remaining outlets feature the Circle K, 76, Mobil, Exxon and Coastal brands.

The Phillips 66 brand is popular in the Midcontinent and parts of the Southeast. The 76 brand, the official fuel of NASCAR auto racing, is featured primarily on the West Coast and in the Southeast. Both the Phillips 66 and the 76 brands have been familiar to the public for decades.

The company manufactures and markets lubricants under the Phillips 66, 76 and Kendall brands. These lubricants are sold by marketers, mass merchandise stores, fast lubes, tire stores, automotive dealers and c-stores.

"Phillips views its family of brands as having a significant heritage and acceptance by consumers," says Mark Harper, vice president of Wholesale Marketing. "We market to consumers through some of the most recognized brands in the industry and we plan to maintain the value of those brands."

Phillips Technology at Work



A leader in clean fuel technologies, Phillips introduced S Zorb™ Sulfur Removal Technology for diesel in 2001. The process reduces sulfur levels to less than 10 parts per million (ppm). Within the next few years, U.S. and European agencies are expected to require diesel sulfur content below 15 and 10 ppm, respectively. The lower hydrogen requirements of S Zorb-Diesel could result in operating cost savings of $5 million or more per year per refinery, compared with conventional hydrotreating technologies.

Phillips' technology will enable air quality improvements even in advanced diesel vehicles, like the pickup truck shown with Dennis Kidd, manager of the advanced desulfurization program, and Melinda Dunham, lab technician.

John Mihm, senior vice president of Technology and Project Development, comments, "We have built an extensive base of technologies that not only have significant environmental benefits, but also are very marketable."

In 2001, Phillips received 43 U.S. patents and 66 foreign patents. At year-end, the company had 556 active U.S. patents and 837 active foreign patents in 53 countries.

The company's marketing assets, like its refining assets, are located in each major region of the United States. The independent dealer and marketer locations sell more than nine billion gallons of gasoline annually, while the company-owned locations sell 2.2 billion gallons of gasoline each year. In addition, the company sells some $2.5 billion in retail merchandise through c-stores.

Since the completion of the Tosco acquisition, Phillips has focused on delivering synergies through reducing staffs in administrative offices, eliminating duplicate functions, finding more efficient ways to use advertising dollars to promote brands, and implementing best practices from both companies.

Building on a long tradition, Phillips continues to strengthen its relationships with independent dealers and marketers and provide them with ways to improve their profitability and financial strength. "We can't grow our business unless our dealers and marketers are financially strong," says Harper. "So we're working to help them with alternative profit centers — like car washes, c-stores and new product offerings — and providing some value-added support to help them get new locations branded more quickly."

Retail Marketing: Capitalizing on Strengths

In retail marketing, the company's strategy is threefold: divest non-strategic assets, develop the franchise business, and increase inside-store profitability. In areas where Phillips does not have a significant presence, the company plans to sell assets or divest them into the marketer — or independent wholesaler — channel of trade, making capital available to the corporation. Dave Holthe, vice president of Retail Marketing, comments, "We're pruning the orchard where we see sites that could be better utilized in other ways."

Phillips intends to capitalize on the Circle K brand to expand its franchise business in the Midcontinent. "Independent marketers are looking for additional revenue streams to enhance their profitability, and the Circle K franchise can fill this need," says Holthe. "The Circle K franchise has strong operational programs and merchandise purchasing ability behind it, which provides lower costs for Phillips and for potential franchisees."

Phillips plans to increase inside-store profitability by consolidating its purchasing functions and offering new services and products. Says Holthe, "We can enhance our in-store profitability by offering products and services that customers normally purchase elsewhere."

Transportation: Increasing Volumes, Not Costs

Phillips also is looking at ways to benefit from transportation opportunities created by the Tosco acquisition. The acquisition added 20 terminals and nearly 800 miles of crude oil and refined products pipelines to Phillips' transportation assets, giving the company 43 terminals and an interest in some 16,000 miles of pipeline.

Steve Barham, vice president of Transportation, believes that there are operating cost efficiencies as well as asset utilization opportunities resulting from the combined companies.

Says Barham, "Our primary focus must remain on our core values of safe, reliable and environmentally responsible operations. However, we also need to identify commercial opportunities and act on them, aggressively manage our portfolio of assets and be cost competitive in order to maximize our value to RM&T."

The combined terminal and pipeline network provides a number of opportunities to improve utilization. Along the Colonial pipeline system in the Southeast, and in Albuquerque, N.M.; El Paso, Texas; and St. Louis, Mo., Phillips' terminals and pipelines


PHILLIPS
66
Kicks
66

Phillips continues to extend its marketing presence in fast-growing Western U.S. areas through outlets like this Kicks 66 store in Phoenix, Ariz. With the acquisition of Tosco, Phillips' marketing brand lineup now includes the 76, as well as the historic Phillips 66 brand. Phillips also markets under other brands, including Circle K, Brown Bear and Pro Wash, and has rights to use the Exxon and Mobil brands, plus the Coastal trademark, in certain areas.

are being utilized in place of third-party terminals formerly used by Tosco.

The combined entity of Phillips and Tosco transportation will improve its cost competitiveness by sharing best practices and centralizing services such as asset integrity inspections, accounting, regulatory compliance, project management and business development. The unit will emphasize reducing energy costs through contract management and more efficient consumption of energy from pump units.

The company also is continuing its strategy that has been successful for a number of years: increasing throughput in its terminals and pipeline network and delivering more products into areas west of the Borger refinery. To facilitate this growth, Phillips is increasing terminal capacity and expanding pipeline networks into Albuquerque and Amarillo, Texas. To further its sales growth in the West, Phillips is supplying the Midwest from Gulf Coast refineries.



John Mihm, *Senior Vice President, Technology and Project Development.*

Chevron Phillips Chemical Company Focusing on the Future

Phillips' joint-venture chemicals company is aggressively controlling costs while pursuing selective growth opportunities in preparation for a rebound in the global chemicals business.

After completing its first full year as an independent company, Chevron Phillips Chemical Company LLC (CPChem) is making progress on its major growth projects, strengthening its cost structure, and weathering a difficult economic climate.

According to CPChem President and Chief Executive Officer Jim Gallogly, the company's focus is on safety, operating excellence, cost management and capital stewardship. Noteworthy accomplishments for 2001 include:

- Safety initiatives that rank CPChem as an industry leader.
- Exceeding the projected goal for annual recurring synergies, totaling more than $200 million.
- Ongoing construction of CPChem's Qatar Olefins/Polyolefins Complex; a new joint-venture, world-scale high-density polyethylene plant at Cedar Bayou, Texas; and a styrene plant modernization at St. James, La., all slated for startup in the second half of 2002.

Safety Performance Rising

Safety, the foundation of operating performance, is CPChem's highest priority, and the company aspires to be the industry's pacesetter. In 2001, CPChem attained industry top-quartile performance in lowest Occupational Safety and Health Administration (OSHA) recordable incident rate. CPChem's safety performance in 2001 included 15 sites that had zero employee injuries.

Five of CPChem's U.S. facilities have been designated as STAR sites in OSHA's Voluntary Protection Program. The designation allows operating facilities in the private sector that have demonstrated a high level of achievement in safety and health to advance to a "partner" relationship with OSHA to further enhance safety performance.

Synergies Captured

CPChem has realized more than $200 million in net recurring synergies and cost savings, exceeding the $150 million goal set when the joint venture was formed. The synergies were captured through an intense focus on gaining efficiencies by eliminating redundancies in staffing and



PHILLIPS' JOINT-VENTURE CHEMICAL COMPANY IS CONTROLLING COSTS WHILE PURSUING SELECTED GROWTH IN PREPARATION FOR AN ECONOMIC REBOUND.

optimizing products, plants and distribution systems.

Seizing Opportunities

To address chemicals demand in overseas markets, CPChem is building new plants in the Middle East. CPChem and private Saudi investors in 2001 completed a hydrotreater project at an aromatics complex in Al Jubail, Saudi Arabia. A world-scale olefins and polyolefins complex in Qatar is expected to begin operating in late 2002. The complex is owned and will be operated by Qatar Chemical Company, Ltd. (Q-Chem), a joint venture between CPChem and a subsidiary of Qatar Petroleum Corporation. A second Qatar project, currently in the early development stage, is projected to start up in 2007.

As CPChem evaluates additional opportunities, the important elements being considered are access to raw materials and large, growing markets. "CPChem has no shortage of opportunities," says Gallogly, "particularly in the Middle East, where chemical feedstocks are competitively priced."

CPChem also is looking at opportunities where value can be added to refinery operations by upgrading output into more valuable chemical products. Opportunities stemming from the ChevronTexaco merger, Phillips' acquisition of Tosco, and the proposed Conoco and Phillips merger may add to CPChem's olefins chain and aromatics businesses.

Jen Thrailkill, left, product coordinator, and LaShawn Bornholdt, process operator, at Chevron Phillips Chemical Company's normal alpha olefins complex at Cedar Bayou, Texas, monitor process variables in the control room. The facility produces various alpha olefins, one of several major product lines in which CPChem ranks as a world leader. The products are used in a broad variety of end-use applications, including detergents, plastics and drilling fluids.

Chemicals Results*	**2001**	2000
Net loss (MM)	**$ (128)**	(46)
Net operating income (loss) (MM)	**$ (106)**	53
Major product production		
Ethylene (MMlbs)	**3,291**	3,574
Polyethylene (MMlbs)	**1,956**	2,230

**Beginning July 1, 2000, the Chemicals segment consists of Phillips' 50 percent equity interest in Chevron Phillips Chemical Company LLC.*

On July 1, 2000, Phillips and Chevron, which following its merger with Texaco was renamed ChevronTexaco, combined their chemicals businesses, excluding ChevronTexaco's Oronite business, into a new company, Chevron Phillips Chemical Company LLC (CPChem). CPChem reported losses in 2001 due to low margins across most product lines, sluggish demand growth and industry overcapacity.

The K-Resin® styrene-butadiene copolymer (SBC) plant in the Houston Chemical Complex, shut down since an explosion and fire on March 27, 2000, resumed limited production of the clear, shatter-resistant material in December 2001. The restart came with the completion of Phase I of a three-part rebuilding effort. Throughout the process, there has been a major emphasis on safety. Phases II and III are expected to be completed in 2002, restoring annual production capacity to 335 million pounds.

CPChem's research and development activities have been refocused to pursue highest-return opportunities at lower cost. The majority of future technology spending will be on continued improvement of CPChem's proprietary technologies.

Preparing for the Upturn

As chemicals producers struggle with excess capacity and reduced demand, older, less-efficient plants are being shut down. CPChem has shut down its less-competitive facilities, including an olefins unit and two smaller high-density polyethylene reactors on the Texas Gulf Coast, and a significant portion of an aromatics complex in Puerto Rico.

"During these difficult times, we are focused on the basics — safety performance, operating excellence, reducing costs and capital stewardship," Gallogly concludes. "At the same time, we are not ignoring the future. We are investing countercyclically in growth projects in the Middle East and at our existing facilities, ensuring that these facilities maintain their strong, competitive positions. We are excited about our future and see many new opportunities, some created by the mergers recently completed or announced by our owners."

Jim Gallogly, President and Chief Executive Officer, Chevron Phillips Chemical Company.



Duke Energy Field Services Pursuing Growth





In its first full year of operation in 2001, Duke Energy Field Services (DEFS), in which Phillips holds a 30.3 percent interest, had throughput of 7.8 billion cubic feet per day (BCFD) of raw natural gas and produced 397,000 barrels per day (BPD) of natural gas liquids (NGL). The company is one of the nation's largest NGL producers and marketers.

Phillips' share of DEFS' raw gas throughput was 2.4 BCFD, while its portion of NGL production was 120,000 BPD. "DEFS has been able to grow by pursuing three paths — disciplined acquisition, grassroots expansion and optimization of existing assets," explains Jim Mogg, DEFS chairman, president and chief executive officer. "Very few companies in this industry have the resources to pursue such a vigorous growth strategy."

The depth and geographic diversity of DEFS' asset base have created a critical mass that allows the company to respond quickly to opportunities adjacent to current operations. In 2001, the company invested $269 million in acquiring additional gathering, processing and marketing facilities in its operating area, which covers 16 states and western Canada.

As part of its continuing effort to reduce per-unit production costs, DEFS shut down six smaller plants in 2001 and rerouted gas to larger facilities to optimize efficiency. Since the joint venture was formed, DEFS has achieved about $70 million in overall cost savings by consolidating functions, closing plants and selling less-productive assets.

DEFS more than doubled its gas processing capacity in Canada through the acquisition of Canadian Midstream Services, Ltd. The purchase positioned DEFS in three high-potential operating areas in the Alberta foothills, central Alberta and northeastern British Columbia. The acquisition provided ownership in seven gathering and processing facilities and raised DEFS' Canadian processing capacity from 205 million cubic feet per day (MMCFD) to 543 MMCFD.

At midyear, DEFS acquired Gas Supply Resources Inc. (GSR) to expand propane supply points for customers in the New England area. DEFS will integrate GSR's propane terminal operation into an existing import facility at Providence, R.I. The transaction bolstered DEFS' position as a leading regional marketer of propane.

Also at midyear, DEFS signed a 12-year agreement with BP America, Inc. to expand DEFS' gathering system and services to accommodate production growth expected from BP's major drilling program in the Greater Green River Basin near

DUKE ENERGY FIELD SERVICES HAS EXTENDED ITS CAPABILITIES, ENHANCED ITS CAPACITY, STRENGTHENED ITS MARKETING POSITION AND STREAMLINED ITS OVERALL COST STRUCTURE.



Duke Energy Field Services is geographically well positioned for growth, with ownership or interests in key U.S. gas producing regions, as shown by a gas liquids processing and pipeline terminal (far left) at Carthage, Texas, and the Roggen (center) and Greeley natural gas processing plants in Colorado.

GPM Results*	2001	2000
Net income (MM)	**$ 101**	139
Net operating income (MM)	**$ 101**	138
Natural gas liquids average sales price ($/BBL)	**$18.77**	21.83
Net natural gas liquids production (MBD)	**120**	131
Raw gas throughput (MMCFD)	**2,363**	2,089

**Beginning April 1, 2000, the GPM segment consists mainly of Phillips' 30.3 percent equity investment in Duke Energy Field Services, LLC.*

Results for the company's gas gathering, processing and marketing segment primarily reflect Phillips' 30.3 percent interest in Duke Energy Field Services, LLC (DEFS). Earnings declined 27 percent in 2001 and were negatively affected by lower natural gas liquids prices and higher interest charges incurred by DEFS.

Wamsutter, Wyo. DEFS facilities will gather and process the production, estimated to peak at 100 MMCFD of natural gas.

The company expanded its Gulf of Mexico operations by acquiring majority ownership interests in three entities that gather, transport and process natural gas produced off the coasts of Louisiana, Mississippi and Alabama. The operations are located in an important natural gas supply basin for power plants in the southeastern United States.

New processing plants were started up during the year at Kingfisher, Okla., and Port Arthur, Texas, and a third facility near Platteville, Colo., began operation in early 2002. The new plants increased DEFS' total gas processing capacity by approximately 150 MMCFD.



***Jim Mogg**, Chairman, President and Chief Executive Officer, Duke Energy Field Services.*

In Two Years, Phillips Has More Than Doubled Its Assets And Increased Its Proved Reserves by Almost Three Billion Barrels.



Phillips' transformation has been propelled by joint ventures and acquisitions coordinated by a corporate-level unit known as Corporate Strategy and Development.

Formed in 1999, the Corporate Strategy and Development unit works closely with the CEO and operating organizations to analyze and execute strategic transactions that offer significant long-term shareholder value.

"Our key function is to evaluate potential transactions to ensure they are consistent with Phillips' business model and that they will be strong contributors to our strategic plan," explains John Lowe, senior vice president of Corporate Strategy and Development.

Potential transactions — primarily joint ventures, acquisitions and asset dispositions — are analyzed by the staff in close cooperation with the company's operating units. "Some prospects emerge as a result of other companies' actions, while others, such as our ARCO Alaska and Tosco acquisitions and the pending Conoco merger, develop from contacts between top managements of the companies," says Lowe. "The key is to have a vision of what you want to create, then continually analyze opportunities to fulfill that vision."

All potential deals undergo a rapid yet rigorous financial analysis by the staff, which possesses both operating and financial experience. Each opportunity is analyzed to determine its impact on the balance sheet, cash flows, earnings, return on capital employed and other measures. "Only deals that can make an obvious addition to shareholder value make the cut," Lowe says.

Even if a potential transaction passes the economic tests and fits the company's strategic plan, it still must meet other standards, explains Lowe. "For acquisitions and joint ventures, there are three critical elements. They must have a positive financial impact on the company, they must bring quality assets, and there must be a meeting of the minds on social issues. We also assess the management, personnel and technological strengths of each candidate."

Cultural issues also are considered when a transaction involves a large number of employees. Says Lowe, "Ideally, an acquisition should improve the corporate culture by bringing in fresh ideas and new ways of doing business."


Refinery

A painter applies the Phillips 66 shield to storage tank No. 66 at the former Tosco refinery at Trainer, Pa., symbolizing the company's acquisition of Tosco. At left, a computer terminal at the refinery represents the logistical and organizational feat of combining Phillips' and Tosco's assets and business systems.

***Gene Batchelder**, Vice President and Chief Information Officer.*

Phillips' ability to establish and maintain common business and operating systems while accommodating acquisitions or joint ventures has been key to the company's growth, according to Gene Batchelder, vice president and chief information officer. As part of the Tosco acquisition in 2001, Phillips identified more than 125 projects to address overlaps in financial, human resource and commercial systems. One key project involved the installation of a common back office support system for retail operations in all company-owned locations. Phillips also is providing employee self-service systems to assist employees with the management of their personnel data, payroll information and benefit programs.

***John Lowe**, Senior Vice President, Corporate Strategy and Development.*



FINANCIAL STRATEGY PAYS OFF

PHILLIPS' FINANCIAL STRATEGY HAS REPOSITIONED EACH OF ITS BUSINESS LINES TO BETTER COMPETE AGAINST THE STRONGEST COMPANIES IN THEIR INDUSTRIES. THE STRATEGY ALSO HAS PROVIDED PHILLIPS THE FINANCIAL STRENGTH AND FLEXIBILITY TO CONTINUE TO GROW.

Positive results continue to flow from the financial strategy Phillips launched in mid-1999. Common stockholders' equity has more than tripled, the debt-to-capital ratio has declined significantly, and the balance and diversity of the company's business portfolio have improved markedly.

Furthermore, even after two significant acquisitions in 2000 and 2001, Phillips has maintained the financial flexibility to pursue major opportunities beyond its current array of legacy projects.

"We are on track with a financial strategy that will keep Phillips growing while delivering superior returns for our shareholders," says John Carrig, senior vice president and chief financial officer. In the three years ending Dec. 31, 2001, Phillips' total return to shareholders averaged 15.2 percent annually, one of the highest in a peer group of some of the largest firms in the oil and gas industry.

Carrig emphasizes that the pending ConocoPhillips merger will not change the company's basic financial goals. "The financial plan that we've been pursuing will work as well for the merged enterprise as it has for Phillips as a stand-alone company. In fact, it should be more effective because of the improved balance, greater scope and increased diversity of income and cash flows."

Common stockholders' equity rose from $6.1 billion at the beginning of 2001 to $14.3 billion at year-end. The increase resulted primarily from



Phillips' financial prospects are supported by large, long-term E&P projects like the Hamaca heavy-oil project in Venezuela's Orinoco Oil Belt. Phillips and its co-venturers in the Hamaca project secured approximately $1.1 billion in debt financing for the project. The Export-Import Bank of the United States has provided a guarantee supporting approximately $628 million of bank funding. An additional $470 million facility has been provided by other financial institutions.

strong earnings and the acquisition of Tosco Corporation, in which Phillips issued 0.8 shares of its stock for each outstanding Tosco share. As a consequence, the company's debt-to-capital ratio dropped from 51 percent at the beginning of the year to 37 percent by the end of 2001.

Phillips expects its financial strength to continue to improve in the coming year, notably after the completion of the ConocoPhillips merger. "The stronger financial position should assist in improving the company's share price-to-earnings ratio and benefit our share price," says Carrig. He also notes that although the company has an ongoing effort to improve its debt-to-capital ratio, it will not do so at the expense of fully funding its legacy projects.

Phillips' financial flexibility is supported by $3 billion in revolving bank credit facilities, plus $3.5 billion of

Total Revenues
(Millions of Dollars)


30
24
18
12
6
97
98
99
00
01

Total revenues increased 16 percent to $26.9 billion in 2001. The increase was primarily due to the Tosco acquisition and increased crude oil production, mainly as a result of a full year's operation of the Alaska businesses acquired from ARCO in late-April 2000. These items were partly offset by the use of equity-method accounting for the DEFS and CPChem joint ventures.

Net Income and Net Operating Income
(Millions of Dollars)


2000
1600
1200
800
400
97
98
99
00
01

Net Income — Net Operating Income
Net operating income excludes special items.

Net income and net operating income were both approximately $1.7 billion in 2001, compared with $1.9 billion, for both in 2000. The decline in earnings from the company's all-time high in 2000 mainly resulted from lower crude oil and natural gas liquids prices in the company's upstream businesses and a weak industrywide market environment for chemicals.

Total Assets
(Millions of Dollars)


40
32
24
16
8
97
98
99
00
01

The company's total assets increased 72 percent in 2001 to $35.2 billion. This followed a 35 percent increase in 2000. The increases were primarily due to the acquisition of ARCO's Alaska businesses in 2000 and Tosco Corporation in 2001.

Total Common Stockholders' Equity
(Millions of Dollars)


15
12
9
6
3
97
98
99
00
01

Common stockholders' equity was $14.3 billion at the end of 2001, compared with $6.1 billion at year-end 2000. The 135 percent increase was primarily due to the acquisition of Tosco and strong net income for the year.

"shelf capacity" for debt or equity securities available under a shelf registration filed with the U.S. Securities and Exchange Commission. "We believe in patience and capital discipline," says Carrig. "But, we remain poised to move quickly when the right opportunities come along."

Over the past two years, the company's asset base has become a much stronger, more balanced platform for growth. At year-end 1999, Phillips had about $9.5 billion of capital employed, with about 39 percent in Exploration and Production (E&P) operations, which over time yield the highest returns. By year-end 2001, four integral pieces of the company's growth plan — two joint ventures and two acquisitions — had boosted the company's capital employed to $23.7 billion, of which 44 percent was in E&P. The company's goal is to have about 65 to 70 percent of its capital employed in E&P operations. Immediately following the planned merger with Conoco, an estimated 57 percent of the combined companies' capital employed will be based in E&P, putting it much closer to the 65 to 70 percent goal.

To support a high level of E&P growth, Phillips devoted 82 percent of its 2001 capital spending to E&P activities, with most of the remainder going toward Refining, Marketing and Transportation. The 2002 budget is similarly weighted with approximately 75 percent directed toward E&P.

With its diversified sources of earnings and cash flows — coupled with its strong balance sheet — Phillips is well positioned to face the ups and downs of the energy market and maintain capital support for its long-term legacy projects. "The viability of these projects has been tested under a variety of pricing scenarios well below current levels, and we're convinced they will be profitable for the long haul," says Carrig. "The merger with Conoco will further improve our financial resiliency and our ability to invest consistently through periods of volatile prices."

Despite the large capital requirements of key projects and possible future additional growth, Carrig emphasizes that Phillips will balance those needs against the importance of shareholder dividends and stock value. Says Carrig, "Our strong financial position ensures that we can continue to pay a competitive dividend, and, if conditions warrant, use excess cash to buy back shares."

__John Carrig__, Senior Vice President and Chief Financial Officer.



Phillips' human resources strategy focuses on integrating and managing the talents of a much larger, more diverse work force to support business objectives.

Phillips' top priority in human resources is to ensure that the company has people with the right skills and values to implement its business strategy. The effort requires continuous review and improvement of all processes that support a career with Phillips — from recruitment to retirement. The company is committed to three people-related strategies:

- Maximize the value of Phillips' investment in people.
- Constantly evaluate and implement practices that enhance shareholder value.
- Focus on talent management as Phillips' competitive differentiator.

"We believe our investment in people is as important as our investment in new facilities, equipment and technologies," says Bryan Whitworth, executive vice president, general counsel and chief administrative officer, who oversees human resources.



PHILLIPS

The acquisition of Tosco added some 26,000 employees, almost tripling Phillips' employee population and giving the company a more geographically dispersed work force, as represented by these employees at the company's marketing headquarters in Tempe, Ariz.

Integrating a Larger Work Force

A major human resources effort in 2001 was integrating approximately 26,000 former Tosco employees into Phillips. This effort almost tripled Phillips' work force, bringing the company's employment at the beginning of 2002 to 38,700. To consolidate the two organizations, teams from the two companies worked to integrate staffs and functions, identifying core talents and matching them with key positions at every level. Early in 2002, a similar effort was begun to integrate Phillips and Conoco in anticipation of the planned merger in the second half of 2002.

Employee volunteers on rescue squads at Phillips' major installations work closely with their local communities. As an example, the Bayway, N.J., rescue squad, shown at right in a training exercise, helped evacuate residents from an apartment building near the World Trade Center after the Sept. 11, 2001, terrorist attack. Squad members also helped in the rescue effort at ground zero.



People

Redesigning Compensation and Benefits

The company launched a new compensation and benefits package in early 2002. "Our goal," says Joseph High, vice president of Human Resources and Services, "was to design a total package to fit a larger company and provide all employees with more choice and flexibility."

Under the new retirement plan, employees will have a choice of switching to a new cash balance plan that can travel with the employee inside or outside the company. A new retail prescription plan also was made available, along with an expanded mail-order prescription plan that covers retirees.

Rewarding Top Performers

Phillips has long believed in tying compensation to individual performance. The company's Performance Incentive Plan (PIP) offers employees and their work units annual lump-sum payments for meeting financial and safety goals. In early 2002, Phillips paid PIP bonuses that averaged 9.9 percent of base pay. The company also has a cash awards program for exceptional employee contributions.

Phillips recognizes outstanding employee accomplishments through the annual Shield Awards, which honor exceptional performance by individuals and teams in a number of categories. In addition, special Shield Awards honor individual employees and retirees who are role models for business and the community.

Capitalizing on Talent and Diversity

"Building a high-performance culture that delivers sustainable value to shareholders is important to Phillips' future," says High. "Short- and long-term value creation requires effective, proactive talent and intellectual capital management that maximizes our investment in people."


GASOLINE
PHILLIPS
MOTOR
Phillips

Retiree J. Paul Hogan meets with Bartlesville, Okla., students who built a plastic model of their town as part of the 50th anniversary of Phillips' discovery of crystalline polypropylene and the development of high-density polyethylene — two of the first modern plastics and among the most widely used plastic materials in the world. Hogan and a former co-worker, the late Robert Banks, were inducted into the National Inventors Hall of Fame in 2001. In early 2002, Hogan received a Shield Award, the company's highest form of employee recognition.

To help nurture current employees, the company uses Employee Development Committees. Composed of managers from all levels and career fields, the committees monitor employee career planning, and provide development opportunities and resources. To provide talent for its long-term needs, the company utilizes the Phillips Scholars Program, which identifies outstanding college students and prepares them for possible careers at Phillips.

One key component of talent management is welcoming and leveraging diversity, especially as the company grows larger. Says High, "Diversity means increasing our capability to capitalize on the contributions of talented people who embrace common business objectives while representing differences in gender, race, points of view, problem-solving approaches, learning styles, professional background and job experiences. Our ability to manage a globally diverse work force supports our strategic business objectives."

People



*Left: **Bryan Whitworth**, Executive Vice President, General Counsel and Chief Administrative Officer. Right: **Joseph High**, Vice President, Human Resources and Services.*

A COMPREHENSIVE PROCESS SUPPORTS OUTSTANDING SAFETY AND ENVIRONMENTAL PERFORMANCE.

Safety and environmental accomplishments continued to underscore the effectiveness of Phillips' Process for Safety and Environmental Excellence (PSEE).

Introduced in 1994, PSEE is a comprehensive system that integrates safety and environmental awareness into each employee's job performance.

Phillips' pre-Tosco operations completed the year with a recordable incidence rate (RIR — a standard industry measure) of 0.94, the lowest in the company's history. Soon after the Tosco acquisition, steps were initiated to introduce PSEE at the acquired operations. Although inclusion of these assets raised Phillips' total 2001 RIR to 1.77, by year-end, the PSEE process was producing positive trend results at the acquired facilities.

"PSEE is a proven process that leads to superior safety and environmental performance which is fundamental to operating success," says Bob Ridge, vice president of Health, Environment and Safety. "It encourages employees to take ownership of safety and environmental issues."



Bob Ridge,
Vice President, Health, Environment and Safety.

Chemical Releases: Latest available data (from 2000) show that Phillips' total releases of toxic chemicals under the Environmental Protection Agency's (EPA) toxic release inventory decreased by 39 percent from 1999. The decrease stemmed from reductions at Phillips' refineries and from the transfer on July 1, 2000, of Phillips' chemical assets to Chevron Phillips Chemical Company, which reports separately.

Tanker Safety: The *Polar Endeavour*, the first of five Endeavour Class tankers being built by Phillips, began transporting crude oil from Alaska to U.S. West Coast markets. With double hulls and other state-of-the-art environmental and safety features, this is the world's most advanced class of tanker transportation.



The Maureen production platform, which operated in the United Kingdom sector of the North Sea from 1983 until the field's depletion in 1999, was successfully refloated and towed to Norway for dismantling. The platform, the largest and heaviest nonconcrete structure in the North Sea, was moved safely and without environmental incident.

Friendship Forest: Phillips is investing $620,000 over two years to create an environmental and cultural preservation park along part of China's Great Wall. The 40-acre forest, with interpretive trails, will be a conservation buffer zone between the tourist site and nearby businesses.

Special Recognition: During the year, Phillips' Research Center in Bartlesville, Okla., was designated by the Occupational Safety and Health Administration as a Star Among Stars facility, and the Sweeny, Texas, complex was re-certified as a STAR facility. The Borger, Texas, refinery, has received a merit rating, the first step toward STAR designation. In addition, the Xijiang development became China's first offshore petroleum operation to receive ISO 14001 certification.

FINANCIAL REVIEW 2001

Management's Discussion and Analysis 36

Quarterly Common Stock Prices and
Cash Dividends Per Share 56

Selected Financial Data .57

Selected Quarterly Financial Data 57

Reports of Management and
Independent Auditors 58

Consolidated Financial Statements 59

Notes to Financial Statements 63

Oil and Gas Operations .85

11-Year Financial Review 94

11-Year Operating Review 96

Phillips Petroleum Company

March 15, 2002

Management's Discussion and Analysis is the company's analysis of its financial performance and of significant trends that may affect future performance. It should be read in conjunction with the financial statements and notes, and supplemental oil and gas disclosures. It contains forward-looking statements including, without limitation, statements relating to the company's plans, strategies, objectives, expectations, intentions, and resources that are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The words "intends," "believes," "expects," "plans," "scheduled," "anticipates," "estimates," and similar expressions identify forward-looking statements. The company does not undertake to update, revise or correct any of the forward-looking information. Readers are cautioned that such forward-looking statements should be read in conjunction with the company's disclosures under the heading: "CAUTIONARY STATEMENT FOR THE PURPOSES OF THE 'SAFE HARBOR' PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995," beginning on page 55.

Results of Operations

Consolidated Results

A summary of the company's net income by business segment follows:

Years Ended December 31	Millions of Dollars		
	2001	2000	1999
Exploration and Production (E&P)	**$1,699**	1,945	570
Gas Gathering, Processing and Marketing (GPM)	**101**	139	104
Refining, Marketing and Transportation (RM&T)	**438**	275	84
Chemicals	**(128)**	(46)	164
Corporate and Other	**(449)**	(451)	(313)
Net income	**$1,661**	1,862	609

Net income is affected by transactions, defined by Management and termed "special items," which are not representative of the company's ongoing operations. These special items can obscure the underlying operating results for a period and affect comparability of operating results between periods. The following table summarizes the gains/(losses), on an after-tax basis, from special items included in the company's net income:

Years Ended December 31	Millions of Dollars		
	2001	2000	1999
Property impairments*	**$ (25)**	(95)	(34)
Net gains on asset sales	**16**	164	73
Pending claims and settlements	**25**	(16)	35
Equity companies' special items**	**(67)**	(98)	—
Extraordinary item	**(10)**	—	—
Cumulative effect of accounting change	**28**	—	—
Other items	**(15)**	(9)	(13)
Total special items	**$ (48)**	(54)	61

* *See Note 9 to the financial statements for additional information.*
** *Primarily property impairments recorded by the company's chemicals joint venture.*

Excluding the special items listed above, the company's net operating income by business segment was:

Years Ended December 31	Millions of Dollars		
	2001	2000	1999
E&P	**$1,693**	1,865	526
GPM	**101**	138	105
RM&T	**449**	281	91
Chemicals	**(106)**	53	146
Corporate and Other	**(428)**	(421)	(320)
Net operating income	**$1,709**	1,916	548

2001 vs. 2000

Phillips' net income was $1,661 million in 2001, an 11 percent decline from record net income of $1,862 million in 2000. Special items reduced net income $48 million in 2001 and $54 million in 2000. After excluding special items, net operating income was $1,709 million in 2001, compared with $1,916 million in 2000.

The 11 percent decrease in net operating income in 2001 was primarily attributable to lower results from the E&P, GPM and Chemicals segments. The E&P segment's results were negatively affected by a 17 percent decrease in its average crude oil price in 2001, while GPM results decreased due to lower natural gas liquids prices. The Chemicals segment continued to experience a difficult market environment in 2001, marked by low product margins and industry overcapacity resulting in reduced output.

RM&T's net operating income increased 60 percent in 2001, reflecting improved petroleum products margins, as well as the acquisition of Tosco Corporation in September 2001. See Note 3 — Acquisition of Tosco Corporation in the Notes to Financial Statements for additional information on the acquisition.

2000 vs. 1999

Phillips' net income was $1,862 million in 2000, compared with $609 million in 1999. Special items reduced net income $54 million in 2000, while benefiting 1999 net income by $61 million. After excluding special items, net operating income was $1,916 million in 2000, compared with $548 million in 1999.

The 250 percent increase in 2000 net operating income, compared with 1999, was the result of higher earnings in Phillips' E&P, GPM and RM&T segments. The E&P segment benefited from an 89 percent increase in crude oil production, mainly the result of the company's acquisition of Atlantic Richfield Company's (ARCO) Alaska businesses in late-April 2000. The E&P segment also benefited from significantly higher crude oil and natural gas prices — up 62 percent and 46 percent, respectively, over 1999 levels. The GPM segment's net operating income increased 31 percent in 2000, primarily reflecting higher natural gas liquids prices.

RM&T's net operating income increased 209 percent in 2000, compared with 1999, mainly due to higher refining margins for gasoline and distillates and a reduction in last-in, first-out inventories, partly offset by increased fuel and utility costs at the refineries. Chemicals net operating income decreased 64 percent in 2000, reflecting weak margins in most major product lines, along with higher fuel and utility costs.

Corporate costs increased 32 percent in 2000, primarily due to higher interest expense and higher foreign currency transaction losses, compared with 1999.

Income Statement Analysis

2001 vs. 2000

On September 14, 2001, Phillips closed on the acquisition of Tosco Corporation (Tosco). Accordingly, Phillips' consolidated income statement for the year ended December 31, 2001, includes activity related to Tosco after September 14. This transaction significantly increased operating revenues, purchase costs, and other income statement line items. See Note 3 — Acquisition of Tosco Corporation in the Notes to Financial Statements for additional information.

On March 31, 2000, Phillips and Duke Energy Corporation (Duke Energy) contributed their midstream gas gathering, processing and marketing businesses to Duke Energy Field Services, LLC (DEFS). Effective July 1, 2000, Phillips and Chevron Corporation, which, following its merger with Texaco Inc. was renamed ChevronTexaco Corporation (ChevronTexaco), contributed their chemicals businesses, excluding ChevronTexaco's Oronite business, to Chevron Phillips Chemical Company LLC (CPChem). Both of these joint ventures are being accounted for using the equity method of accounting, which significantly affects how the GPM and Chemicals segments' operations are reflected in Phillips' consolidated income statement. Under the equity method of accounting, Phillips' share of a joint venture's net income is recorded in a single line item on the income statement: "Equity in earnings of affiliated companies." Correspondingly, the other income statement line items (for example, operating revenues, operating costs, etc.) include activity related to the GPM and Chemicals operations only up to the effective dates of the joint ventures.

Sales and other operating revenues increased 18 percent in 2001, primarily due to the Tosco acquisition and increased crude oil production. These items were partially offset by the use of equity-method accounting for the DEFS and CPChem joint ventures, as well as a reduction in revenues attributable to certain non-core assets sold at year-end 2000. The company now includes excise taxes on the sale of petroleum products in operating revenues, with the corresponding expense included in taxes other than income taxes. All prior periods presented have been restated to reflect this change in presentation.

Equity in earnings of affiliated companies decreased 64 percent in 2001. In the 2001 period, Phillips incurred a before-tax equity loss from its investment in CPChem of $240 million. CPChem continued to face a difficult market environment in 2001. See the discussion of the Chemicals segment's results of operations for additional information. Phillips' equity earnings related to DEFS were higher in 2001, as a result of a full year's activity in 2001, compared with only nine months in 2000. Equity earnings in 2001 benefited from a full year's operations at Merey Sweeny, L.P., a 50-percent-owned equity company that owns and operates the coker unit at the Sweeny, Texas, refinery.

Other revenues decreased 65 percent in 2001, primarily attributable to lower net gains on asset sales in 2001 compared with 2000.

Purchased crude oil and products increased 20 percent in 2001, mainly the result of the Tosco acquisition. The Tosco impact was partially offset by the use of equity-method accounting for the DEFS and CPChem joint ventures, along with lower crude oil acquisition costs at the company's heritage refineries.

Management defines controllable costs as production and operating expenses; selling, general and administrative expenses; and the general administrative, geological, geophysical and lease rentals component (G&G) of exploration expenses. Controllable costs, adjusted to exclude G&G, increased 30 percent in 2001. The increase was primarily due to the impact of the Tosco acquisition, along with higher costs in the company's Alaska E&P operations, which were owned and operated for a full year in 2001. These items were partially offset by the use of equity-method accounting for the DEFS and CPChem joint ventures.

Exploration expenses were 3 percent higher in 2001, reflecting higher G&G and leasehold impairments, partially offset by lower foreign dry hole costs.

Depreciation, depletion and amortization (DD&A) increased 18 percent in 2001, reflecting the impact of the Tosco acquisition and a full year's DD&A associated with the Alaska operations acquired in April and August of 2000. These items were partly offset by the use of equity-method accounting for the DEFS and CPChem joint ventures, and a reduction in DD&A resulting from asset dispositions in late 2000. Phillips recorded property impairments of $26 million in 2001, compared with $100 million in 2000. See Note 9 — Property Impairments in the Notes to Financial Statements for additional information on property impairments.

Taxes other than income taxes increased 40 percent in 2001, reflecting higher excise taxes on petroleum products sales, mainly due to the Tosco acquisition. Production and property taxes were also higher in 2001, primarily the result of a full year's ownership and production in Alaska.

The company added a new line to its income statement in 2001 to disclose the accretion of discounted liabilities. The amount of $14 million in 2001 relates to environmental obligations acquired in the Alaska and Tosco acquisitions.

Interest expense decreased 8 percent in 2001, as Phillips benefited from lower short-term interest rates and higher interest amounts being capitalized — mainly related to projects in Alaska, the Timor Sea and Venezuela, partially offset by the interest associated with debt acquired in the Tosco acquisition.

Foreign currency losses of $11 million were incurred in 2001, compared with losses of $58 million in 2000. Preferred dividend requirements were unchanged in 2001 from 2000.

2000 vs. 1999

Sales and other operating revenues increased 47 percent in 2000, compared with 1999. The increased revenues reflect higher sales prices in 2000 for petroleum products, crude oil and natural gas, as well as the impact of significantly higher crude oil production and sales volumes resulting from the Alaska acquisition. These benefits were partially offset by the reduction in operating revenues as a result of using the equity method of accounting for the new DEFS and CPChem joint ventures.

Equity in earnings of affiliated companies increased 13 percent in 2000, compared with 1999, primarily due to the formation of the DEFS and CPChem joint ventures in 2000. Other revenues increased 54 percent in 2000, reflecting a higher net gain on asset sales in 2000. Major asset sales in 2000 included the company's coal operations and the Zama operations in Canada.

Total costs and expenses increased 33 percent in 2000, compared with 1999, primarily due to higher purchase prices for crude oil and petroleum products and the impact of the Alaska acquisition, partially offset by the use of the equity method of accounting for the DEFS and CPChem joint ventures.

Segment Results

E&P

	2001	2000	1999
	Millions of Dollars		
Operating Income			
Net income	**$1,699**	1,945	570
Less special items	**6**	80	44
Net operating income	**$1,693**	1,865	526
	Dollars Per Unit		
Average Sales Prices			
Crude oil (per barrel)			
United States	**$23.57**	28.83	15.64
Foreign	**24.16**	28.42	18.26
Total consolidated	**23.77**	28.65	17.69
Equity affiliate in Venezuela	**12.36**	—	—
Worldwide	**23.74**	28.65	17.69
Natural gas — lease (per thousand cubic feet)			
United States	**3.56**	3.47	2.03
Foreign	**2.60**	2.56	2.37
Worldwide	**3.23**	3.13	2.15
Average Production Costs Per Barrel of Oil Equivalent			
United States	**$5.52**	5.27	4.16
Foreign	**2.70**	2.85	3.27
Total consolidated	**4.60**	4.29	3.66
Equity affiliate in Venezuela	**2.74**	—	—
Worldwide	**4.60**	4.29	3.66
Finding and Development Costs Per Barrel of Oil Equivalent			
United States	**$5.15**	2.78	5.08
Foreign*	**6.80**	1.17	4.72
Worldwide*	**5.97**	2.41	4.81

**Includes Phillips' share of equity affiliate.*

	2001	2000	1999
	Millions of Dollars		
Worldwide Exploration Expenses			
General administrative; geological and geophysical; and lease rentals	**$ 207**	168	133
Leasehold impairment	**51**	39	24
Dry holes	**48**	91	68
	$ 306	298	225

	2001	2000	1999
	Thousands of Barrels Daily		
Operating Statistics			
Crude oil produced			
United States	**373**	241	50
Norway	**117**	114	99
United Kingdom	**19**	25	34
Nigeria	**30**	24	20
China	**11**	12	10
Canada	**1**	6	7
Timor Sea	**6**	7	5
Denmark	**3**	4	4
Venezuela	**1**	4	2
Total consolidated	**561**	437	231
Equity affiliate in Venezuela	**2**	—	—
	563	437	231
Natural gas liquids produced			
United States*	**26**	20	2
Norway	**5**	5	4
Other areas	**4**	4	5
	35	29	11

**For 2001 and 2000, includes 15,000 and 12,000 barrels per day in Alaska, respectively, that were sold from the Prudhoe Bay lease to the Kuparuk lease for reinjection to enhance crude oil production.*

	2001	2000	1999
	Millions of Cubic Feet Daily		
Natural gas produced*			
United States	**917**	928	950
Norway	**130**	136	126
United Kingdom	**178**	214	220
Canada	**18**	83	91
Nigeria	**41**	33	6
Australia	**51**	—	—
	1,335	1,394	1,393

**Represents quantities available for sale. Excludes gas equivalent of natural gas liquids shown above.*

	2001	2000	1999
Liquefied natural gas sales	**126**	125	123

2001 vs. 2000

Net operating income from Phillips' E&P segment decreased 9 percent in 2001, as the positive impact of increased crude oil production was more than offset by lower crude oil prices, and, to a lesser extent, lower natural gas production due mainly to asset dispositions in Canada.

Phillips' average worldwide crude oil sales price was $23.74 per barrel in 2001, a 17 percent decrease from $28.65 in 2000. Crude oil prices have generally trended lower since peaking in the fourth quarter of 2000. Slowing demand growth due to the global economic slowdown and concern over worldwide production and storage levels contributed to the slide in crude prices in 2001. Natural gas prices began 2001 at historically high levels, but also trended lower during the remainder of the year, with the company's December 2001 average price at $2.34 per thousand cubic feet. The company expects that its average natural gas sales price in the first quarter of 2002 will be significantly lower than the $4.90 per thousand cubic feet reported in the first quarter of 2001.

Phillips' proved reserves at year-end 2001 were 5.13 billion barrels of oil equivalent, a 2 percent increase over 5.02 billion barrels at year-end 2000. Phillips replaced 135 percent of its worldwide hydrocarbon production in 2001, and has replaced an average of 359 percent over the last five years.

2000 vs. 1999
Net operating income from Phillips' E&P segment increased 255 percent in 2000, compared with 1999. The increase reflects higher sales prices for crude oil and natural gas, higher crude oil production as a result of the Alaska acquisition, and higher production from the Norwegian North Sea.

Phillips' average worldwide crude oil price was $28.65 per barrel in 2000, compared with $17.69 in 1999. Crude oil prices trended upward through most of 2000 on demand growth, limited worldwide supply, and, in the fall of 2000, on concern over heating fuel stock levels heading into the winter months. Crude oil price levels eased somewhat late in 2000, as major crude oil exporting countries increased output and global demand growth began to slow.

E&P's proved reserves at year-end 2000 were 5.02 billion barrels of oil equivalent, more than double the year-end 1999 level of 2.23 billion barrels. The sharp increase was primarily the result of the Alaska acquisition, as well as the recording of net proved reserves associated with the equity-affiliate Hamaca heavy-oil project in Venezuela and Phase I of the Peng Lai 19-3 development offshore China. Phillips replaced 1,128 percent of its worldwide hydrocarbon production in 2000, compared with 114 percent in 1999.

U.S. E&P

	Millions of Dollars		
	2001	2000	1999
Operating Income			
Net income	**$1,342**	1,388	379
Less special items	**3**	40	63
Net operating income	**$1,339**	1,348	316
Alaska	**$ 868**	829	71
Lower 48	**471**	519	245
	$1,339	1,348	316

2001 vs. 2000
Net operating income from the company's U.S. E&P operations decreased slightly in 2001. The 2001 results reflect a 55 percent increase in crude oil production, due to a full year's production from the Alaska operations acquired in April 2000, as well as increased production due to the startup of the Alpine field in Alaska in December 2000. The benefit of increased crude oil production was offset by lower U.S. crude oil prices, which declined 18 percent in 2001. U.S. natural gas production declined slightly in 2001, reflecting field declines and asset dispositions.

Special items in 2001 included a net favorable result from claims and settlements, partially offset by losses incurred on the disposition of assets. Special items in 2000 primarily consisted of a net gain on asset sales of $44 million (most of which was related to the disposition of the company's coal and lignite operations) and favorable contingency settlements, partially offset by $9 million in property impairments.

2000 vs. 1999
Net operating income increased 327 percent in 2000, compared with 1999. The increase was attributable to the Alaska acquisition, as well as to higher crude oil, natural gas, and natural gas liquids prices.

On April 26, 2000, Phillips purchased all of ARCO's Alaska businesses, other than three double-hulled tankers under construction and certain pipeline assets, which were acquired August 1, 2000. Results of operations for the acquired businesses are included in U.S. E&P's results from April 26, and August 1, 2000, respectively.

U.S. crude oil production increased 382 percent in 2000, compared with 1999, due to the Alaska acquisition. Lower 48 production continued to trend downward in 2000, reflecting property dispositions and field declines. U.S. natural gas production decreased 2 percent in 2000, compared with 1999, as property dispositions and field declines were mostly offset by property acquisitions.

Special items in 1999 primarily consisted of net gains of $57 million on asset sales and a favorable pricing adjustment of $8 million, partially offset by property impairments.

Foreign E&P

	Millions of Dollars		
	2001	2000	1999
Operating Income			
Net income	**$357**	557	191
Less special items	**3**	40	(19)
Net operating income	**$354**	517	210

2001 vs. 2000
Net operating income from Phillips' foreign E&P operations decreased 32 percent in 2001. The decrease was primarily the result of lower crude oil and natural gas production volumes, as well as lower crude oil prices. After-tax foreign currency gains of $2 million were included in foreign E&P's net operating income in 2001, compared with losses of $10 million in 2000.

Foreign crude oil production declined 3 percent in 2001, mainly due to lower production in the U.K. North Sea, Venezuela and Canada, partly offset by increased production from Norway and Nigeria. Canadian and Venezuelan crude oil production declined relative to a year ago due to asset dispositions. Production in the U.K. North Sea decreased on normal field declines. Production from Norway improved in 2001 due to improved processing reliability and well workovers, while Nigerian production increased on development activities and higher quotas.

Foreign natural gas production declined 10 percent in 2001, primarily the result of the Canadian asset dispositions and lower U.K. North Sea output noted above, partially offset by higher production in Nigeria and new natural gas production from offshore western Australia.

Special items in 2001 consisted of a net gain on asset dispositions and favorable settlements, mostly offset by a $23 million impairment of the Siri field, offshore Denmark. See Note 9 — Property Impairments in the Notes to Financial Statements for additional information on the Siri impairment. Phillips sold its interests in the Ann, Alison and Audrey fields located in the U.K. North Sea in 2001, and also traded its interests in the Kate and Tornado prospects for an additional interest in the Britannia field and an interest in another property. Special items in 2000 included a favorable deferred-tax adjustment resulting from a tax law change in Australia and a net gain on property dispositions of $118 million, related to the disposition of the Zama area fields in Canada. Special items in 2000 also included an $86 million impairment of the Ambrosio field in Venezuela. See Note 9 — Property Impairments in the Notes to Financial Statements for additional information on this impairment.

2000 vs. 1999

The company's foreign E&P operations generated net operating income of $517 million in 2000, a 146 percent increase over 1999's net operating income of $210 million. The increase was primarily due to higher crude oil prices, and, to a lesser extent, higher natural gas prices and increased crude oil production in the Norwegian North Sea and Nigeria. After-tax foreign currency transaction losses of $10 million were included in foreign E&P's net operating income in 2000, compared with gains of $3 million in 1999.

Foreign crude oil production increased 8 percent in 2000, compared with 1999, as higher production in most foreign areas was partially offset by lower production in the U.K. sector of the North Sea. Production in the Norwegian sector of the North Sea benefited from an improved operating performance in 2000. In the U.K. North Sea, operating interruptions at the Janice field, as well as lower production from R-Block and J-Block, contributed to the reduced crude oil production. Nigeria production increased on higher quota levels and development drilling.

Foreign natural gas production increased 5 percent in 2000, compared with 1999, primarily due to increased production in Nigeria. In mid-1999, Phillips' Nigerian operations began commercial delivery of natural gas to a third-party liquefied natural gas plant on Bonny Island.

Special items in 1999 primarily consisted of property impairments of $27 million, partially offset by a net gain on asset sales of $15 million.

GPM

	2001	2000	1999
	Millions of Dollars		
Operating Income			
Net income	**$ 101**	139	104
Less special items	**—**	1	(1)
Net operating income	**$ 101**	138	105
	Dollars Per Barrel		
Average Sales Prices			
U.S. natural gas liquids*	**$18.77**	21.83	12.56
	Millions of Cubic Feet Daily		
Operating Statistics**			
Raw gas throughput	**2,363**	2,089	1,758
	Thousands of Barrels Daily		
Natural gas liquids production	**120**	131	156

* *The price for 1999 represents Phillips' realized price prior to the formation of DEFS. The price for 2000 is an estimate based on a weighted average of Phillips' realized price in the first quarter of 2000 and DEFS' index prices for the remainder of 2000. DEFS' prices are based on index prices from the Mont Belvieu and Conway market hubs that are weighted by DEFS' natural-gas-liquids-component and location mix.*

** *Production and throughput volumes for 1999 represent Phillips' production and throughput prior to the formation of DEFS. The volumes in 2000 are estimates based on a weighted average of Phillips' production and throughput in the first quarter of 2000 and Phillips' 30.3 percent share of DEFS' production and throughput for the remainder of 2000. The 2001 volumes are Phillips' 30.3 percent share of DEFS' production and throughput.*

2001 vs. 2000

On March 31, 2000, Phillips combined its gas gathering, processing and marketing business with Duke Energy's gas gathering, processing, marketing and natural gas liquids business into Duke Energy Field Services, LLC (DEFS). Phillips is using equity-method accounting for its 30.3 percent interest in DEFS. Since March 31, 2000, Phillips' GPM segment has consisted primarily of its equity investment in DEFS.

Net operating income from the GPM segment decreased 27 percent in 2001, primarily the result of a 14 percent decline in natural gas liquids prices. In addition, the GPM segment's results were affected by the lack of interest charges in the first quarter of 2000 prior to the formation of DEFS. DEFS incurs interest expense in connection with financing incurred upon formation to fund cash distributions to the parent entities. Prior to the formation of DEFS, the GPM segment did not have interest expense. Included in the GPM segment's earnings in 2001 was a benefit of $36 million, representing the amortization of the basis difference between the book value of Phillips' contribution to DEFS and its 30.3 percent equity interest in DEFS. The corresponding amount for 2000 was $27 million. See Note 6 — Investments and Long-Term Receivables in the Notes to Financial Statements for additional information on the basis difference.

There were no special items in the GPM segment in 2001. Special items in 2000 consisted of special current and deferred state tax items related to the closing of the DEFS transaction and a gain on DEFS' disposition of assets, mostly offset by work force reduction charges.

2000 vs. 1999

Net operating income from the GPM segment increased 31 percent in 2000, compared with 1999. The improved results were primarily due to a 74 percent increase in natural gas liquids prices in 2000, partially offset by interest expense incurred by DEFS, but not present in the GPM segment in 1999.

Special items in 1999 consisted of work force reduction charges.

RM&T

	2001	2000	1999
	Millions of Dollars		
Operating Income			
Net income	**$438**	275	84
Less special items	**(11)**	(6)	(7)
Net operating income	**$449**	281	91
	Dollars Per Gallon		
U.S. Average Sales Prices*			
Automotive gasoline			
Wholesale	**$ .79**	.92	.60
Retail	**.96**	1.07	.75
Distillates	**.71**	.88	.53

**Excludes excise taxes.*

	2001	2000	1999
	Thousands of Barrels Daily		
Operating Statistics			
Refining operations			
United States			
Rated crude oil capacity	**757***	360	355
Crude oil runs	**710**	326	349
Capacity utilization (percent)	**94%**	91	98
Refinery and natural gas liquids production	**888**	527	590
Foreign			
Rated crude oil capacity	**22***	—	—
Crude oil runs	**20**	—	—
Capacity utilization (percent)	**91%**	—	—
Refinery production	**19**	—	—
Petroleum products outside sales			
United States			
Automotive gasoline			
Branded	**365**	244	237
Unbranded and spot	**196**	66	60
Aviation fuels	**43**	41	37
Distillates			
Wholesale and retail	**116**	114	106
Spot	**155**	23	26
Natural gas liquids	**113**	114	132
Other products	**148**	45	36
	1,136	647	634
Foreign	**10**	43	37
	1,146	690	671

**The weighted-average crude oil capacity for the period included the refineries acquired in the Tosco acquisition on September 14, 2001. Actual capacity at December 31, 2001, was 1,681 thousand barrels per day in the United States, and 75 thousand barrels per day from foreign operations (Ireland).*

2001 vs. 2000

Net operating income from the RM&T segment increased 60 percent in 2001. On September 14, 2001, Phillips closed on the acquisition of Tosco. This transaction significantly increased the size of Phillips' RM&T segment, with RM&T's assets increasing from $3.4 billion at year-end 2000 to $17.1 billion at year-end 2001. RM&T results included the acquired Tosco operations after September 14, contributing $87 million to 2001 results.

In addition to the Tosco acquisition, RM&T's earnings benefited from higher gasoline and distillates margins, particularly during the second quarter of 2001. Negatively affecting RM&T results for the year were higher utility costs at the company's heritage refineries, resulting from higher natural gas prices experienced in the first half of 2001. The Sweeny refinery's 2001 earnings benefited from the coker unit that was started up in late 2000. The coker unit allows for the processing of heavier, lower-cost crude oil, which reduced crude oil purchase costs and contributed to the improved gasoline and distillates margins experienced during 2001. RM&T's earnings benefited $66 million from an inventory liquidation in 2000.

Phillips' refineries (including those acquired in the Tosco transaction since the acquisition date) processed an average of 730,000 barrels per day of crude oil in 2001, yielding a 94 percent capacity utilization rate. This compares with 326,000 barrels per day and a utilization rate of 91 percent in 2000. The Tosco acquisition accounted for 378,000 barrels per day in 2001. Average barrels of crude oil processed per day will increase significantly in 2002 with a full year's ownership and operation of the Tosco refineries.

Special items in 2001 included a cumulative effect of a change in accounting method that increased RM&T net income by $28 million. Effective January 1, 2001, Phillips changed its method of accounting for the costs of major maintenance turnarounds from the accrue-in-advance method to the expense-as-incurred method. See Note 2 — Extraordinary Item and Accounting Change in the Notes to Financial Statements for additional information on the accounting change, including the pro forma impact of the change on 2000 and 1999. Other special items in 2001 included a $27 million write-down of inventories to market value and work force reduction charges. Special items in 2000 mainly consisted of contingency related items.

2000 vs. 1999

Net operating income from Phillips' RM&T segment increased 209 percent in 2000, compared with 1999. The increase was primarily attributable to improved financial results from the company's refineries and branded marketing operations, which experienced higher gasoline and distillates margins. In addition, RM&T's 2000 earnings benefited $66 million from the inventory liquidation, compared with $9 million in 1999. The improved margins and inventory-liquidation gain were partly offset by significant increases in fuel and utility costs in 2000, resulting from increased prices for natural gas, as well as the scheduled maintenance shutdowns discussed below.

Phillips' refineries ran at 91 percent of capacity in 2000, compared with 98 percent in 1999. Capacity utilization in 2000 was impacted by major projects at the Sweeny and Borger, Texas, refineries. The Sweeny refinery was shut down in late July to tie-in the new coker, a vacuum distillation unit, and a continuous catalytic reformer. The refinery resumed operations in late September, and the new coker was operational early in the fourth quarter. The Borger refinery underwent a scheduled major maintenance turnaround on one of its two cat crackers in the third quarter of 2000.

The natural gas liquids fractionation and marketing business at the Sweeny refinery was contributed to Chevron Phillips Chemical Company on July 1, 2000. This business was previously included in the RM&T segment. As a result, RM&T's natural gas liquids fractionation capacity declined from 252,000 barrels per day at year-end 1999 to 137,000 barrels per day, resulting in an average capacity of 194,000 barrels per day in 2000.

Special items in 1999 consisted primarily of work force reduction charges and contingency accruals.

Chemicals

	2001	2000	1999
	Millions of Dollars		
Operating Results			
Net income (loss)	**$ (128)**	(46)	164
Less special items	**(22)**	(99)	18
Net operating income (loss)	**$ (106)**	53	146
	Millions of Pounds		
Operating Statistics			
Production*			
Ethylene	**3,291**	3,574	3,262
Polyethylene	**1,956**	2,230	2,590
Styrene**	**456**	404	—
Normal alpha olefins	**563**	293	—

**Production volumes for periods after July 1, 2000, include Phillips' 50 percent share of Chevron Phillips Chemical Company LLC.*
***Production was limited in 2001 due to a fire at the St. James, Louisiana, facility in February 2001. Capacity was restored in October 2001.*

2001 vs. 2000
On July 1, 2000, Phillips and ChevronTexaco combined the two companies' worldwide chemicals businesses, excluding ChevronTexaco's Oronite business, into a new company, Chevron Phillips Chemical Company LLC (CPChem). Phillips is using the equity method of accounting for its 50 percent interest in CPChem. Since July 1, 2000, Phillips' Chemicals segment has consisted of its equity investment in CPChem.

The Chemicals segment posted a net operating loss of $106 million in 2001, compared with net operating income of $53 million in 2000. Global conditions for the chemicals and plastics industry remained extremely difficult in 2001. Worldwide economic slowdowns, including a recessionary economy in the United States, led to decreased product demand and low product margins across many key product lines. CPChem's results were negatively affected by low ethylene, polyethylene and aromatics margins, as well as lower ethylene and polyethylene production. In addition to low margins and production volumes, 2001 contained interest charges incurred by CPChem that were not present in the first six months of 2000 prior to the formation of CPChem.

The difficult marketing environment led to several asset retirements and impairments being recorded by CPChem in 2001. A developmental reactor at the Houston Chemical Complex in Pasadena, Texas, was retired; property impairments were recorded on two polyethylene reactors at the Orange Chemical plant in Orange, Texas; an ethylene unit was retired at the Sweeny complex in Old Ocean, Texas; an equity affiliate of CPChem recorded a property impairment related to a polypropylene facility; property impairments were taken on the manufacturing facility in Puerto Rico; and the benzene and cyclohexane units at the Puerto Rico facility were retired. In addition, the valuation allowance on the Puerto Rico facility's deferred tax assets was increased in 2001 so that the deferred tax assets were fully offset by valuation allowances. Phillips' share of the financial impact of these items are included as special items in the financial results table above. Partially offsetting these impairments was a business interruption insurance settlement recorded by CPChem and a favorable deferred tax adjustment recorded by Phillips that resulted from the Puerto Rico facility impairment.

Special items in 2000 primarily consisted of Phillips' share of a property impairment that CPChem recorded in the fourth quarter related to its Puerto Rico facility. The impairment was required due to the deteriorating outlook for future paraxylene market conditions and a shift in strategic direction at the facility. In addition, a valuation allowance was recorded against a related deferred tax asset. Combined, these two items resulted in a non-cash $180 million after-tax charge to CPChem's earnings. Phillips' share was $90 million. Special items in 2000 also included Phillips' share of other, less significant property impairments recorded by CPChem, as well as contingency related items.

2000 vs. 1999
Net operating income from the Chemicals segment decreased 64 percent in 2000, compared with 1999.

As a result of the CPChem transaction, earnings from Phillips' Chemicals segment were not directly comparable between 2000 and 1999. Some factors affecting the results for 2000 and 1999 were:

- Net operating income for the first six months of 2000, compared with the first six months of 1999 (both periods reflecting results prior to the formation of CPChem), increased 34 percent. The increase was primarily attributable to higher ethylene, propylene, other chemicals, and plastic pipe margins and volumes.
- In the third quarter of 2000, margins weakened due to higher feedstock prices in key product lines. Margins continued to weaken in the fourth quarter of 2000, with the Chemicals segment posting a net operating loss of $41 million for the quarter. Of particular importance to CPChem were lower polyethylene and ethylene margins, as well as higher fuel and utility costs.
- CPChem's earnings in the last half of 2000 included $65 million of interest charges on financing incurred upon formation to fund operations and cash distributions to the parent companies. Prior to the formation of CPChem, the Chemicals segment did not have interest expense.

Special items in 1999 consisted of a favorable deferred tax adjustment and contingency settlements.

Corporate and Other

	Millions of Dollars		
	2001	2000	1999
Operating Results			
Corporate and Other	**$ (449)**	(451)	(313)
Less special items	**(21)**	(30)	7
Adjusted Corporate and Other	**$ (428)**	(421)	(320)
Adjusted Corporate and Other includes:			
Net interest	**$ (262)**	(278)	(195)
Corporate general and administrative expenses	**(114)**	(87)	(94)
Preferred dividend requirements	**(38)**	(40)	(42)
Other	**(14)**	(16)	11
Adjusted Corporate and Other	**$ (428)**	(421)	(320)

2001 vs. 2000
Net interest represents interest income and expense, net of capitalized interest. Net interest decreased 6 percent in 2001, as Phillips benefited from lower short-term interest rates and

higher interest amounts being capitalized — mainly related to projects in Alaska, the Timor Sea and Venezuela — partially offset by the interest associated with debt acquired in the Tosco acquisition.

Corporate general and administrative expenses increased 31 percent in 2001, reflecting increased amounts of staff costs and higher contributions, corporate advertising and corporate transportation costs.

Preferred dividend requirements represent dividends on the preferred securities of the Phillips 66 Capital I and Capital II trusts. See Note 14 — Preferred Stock in the Notes to Financial Statements for additional information on these trusts.

The category "Other" consists primarily of a captive insurance subsidiary, certain foreign currency transaction gains and losses, and certain income tax and other items that are not directly associated with the operating segments on a stand-alone basis. Results from Other were improved in 2001, as lower foreign currency transaction losses were partially offset by higher income tax expenses.

Special items in 2001 included an extraordinary loss of $10 million on the early retirement of debt, as well as contingency accruals and a loss on the disposition of an asset. Special items in 2000 primarily included costs related to a late-March 2000 K-Resin styrene-butadiene copolymer facility incident that was partially insured by the company's captive insurance subsidiary, as well as environmental accruals.

2000 vs. 1999

Adjusted Corporate and Other net costs increased 32 percent in 2000, compared with 1999, mainly due to higher net interest expense. Net interest expense increased 43 percent in 2000, compared with 1999, reflecting higher debt levels in 2000 as a result of funding the Alaska acquisition in April 2000.

Special items in 1999 primarily consisted of a $24 million favorable resolution of prior years' U.S. income tax issues, partially offset by an unfavorable deferred-tax adjustment and by insurance claims against the company's captive insurance subsidiary.

Capital Resources and Liquidity

Financial Indicators

	Millions of Dollars Except as Indicated		
	2001	2000	1999
Current ratio	**1.0**	.7	1.1
Total debt repayment obligations due within one year	**$ 44**	262	31
Total debt	**$ 8,689**	6,884	4,302
Company-obligated mandatorily redeemable preferred securities	**$ 650**	650	650
Common stockholders' equity	**$14,340**	6,093	4,549
Percent of total debt to capital*	**37%**	51	45
Percent of floating-rate debt to total debt	**20%**	17	27

**Capital includes total debt, company-obligated mandatorily redeemable preferred securities and common stockholders' equity.*

Cash from operations in 2001 was $3,562 million, a decrease of $452 million from 2000. Net income in 2001 was $201 million less than in 2000, driven primarily by lower prices. Commodity price changes during the year also affected non-cash working capital items, including receivables, payables, and inventories, contributing to the decrease in cash from operating activities. Reduced levels of revolving sales of accounts receivable under the company's receivables sales programs decreased cash from operations $174 million, compared with increasing cash from operations $317 million in 2000.

During 2001, cash and cash equivalents decreased $7 million. In addition to the cash provided by operating activities, $256 million was received from the sale of various assets. Funds were used to support the company's ongoing capital expenditures program, reduce debt, and pay dividends.

Following completion of the Tosco acquisition (see Note 3 — Acquisition of Tosco Corporation in the Notes to Financial Statements for more information), Moody's Investors Service and Standard and Poors upgraded Phillips' senior long-term debt ratings from Baa2 to A3, and from BBB to BBB+, respectively, reflecting the company's larger size, asset diversity, and the financial flexibility provided by the acquisition. Phillips' debt-to-capital ratio was 37 percent at December 31, 2001, improved from 51 percent at year-end 2000, primarily as a result of the company's issuing 124.1 million shares of common stock in the acquisition of Tosco.

In July 2001, Phillips' Board of Directors approved a dividend increase, raising the quarterly per share dividend to $.36, a 6 percent increase, effective with the September 4, 2001, payment.

To meet its short-term liquidity requirements, including funding its capital program, paying dividends and repayment of debt, the company looks to a variety of funding sources, the primary of which is cash generated from operating activities. While the stability of the company's cash flows from operating activities does benefit from geographic diversity and the offsetting effects of upstream and downstream integration, the company's operating cash flows remain exposed to the volatility of commodity crude oil and natural gas prices and downstream margins, as well as periodic cash needs to finance tax payments and crude oil, natural gas and product purchases. The company's primary swing funding source for short-term working capital needs is a $3 billion commercial paper program. Commercial paper maturities are generally kept within 90 days of individual draw dates. The average outstanding balances of issued commercial paper were $333 million and $1,378 million during 2001 and 2000, respectively.

In October 2001, Phillips entered into two new revolving bank credit facilities: a five-year credit agreement providing for commitments not to exceed $1.5 billion; and a 364-day credit agreement for commitments not to exceed $1.5 billion. The $3 billion of new credit facilities replaced the company's previous bank credit facilities, including a $1 billion facility assumed as part of the Tosco transaction, all of which were canceled subsequent to the effectiveness of the new facilities. The new credit facilities are available either as direct bank borrowings or as support for the issuance of commercial paper. At December 31, 2001, Phillips had $1,081 million of commercial paper outstanding supported by the long-term revolving credit facility.

At December 31, 2001, Phillips had $3.5 billion of various types of debt and equity securities, and securities convertible into either, available to issue and sell, under a universal shelf registration that was filed with the U.S. Securities and Exchange Commission.

In addition to the bank credit facilities, Phillips sells certain credit card and trade receivables under revolving sales agreements with four unrelated bank-sponsored entities. These agreements provide for Phillips to sell up to $1.2 billion of senior, undivided interests in pools of the credit card or trade receivables to the bank-sponsored entities. At December 31, 2001 and 2000, the company had sold undivided interests of $940 million and $500 million, respectively. Phillips also retained interests in the pools of receivables, which are subordinate to the interests sold to the bank-sponsored entities. The subordinate interests are measured and recorded at fair value based on the present value of expected future cash flows, which are estimated using Management's best estimates of the receivables' performance, including credit losses and dilution, discounted at a rate commensurate with the risks involved, to arrive at present value. These assumptions are updated periodically, based on actual credit loss experience and market interest rates. Phillips also retained servicing responsibility for the sold receivables. At December 31, 2001 and 2000, Phillips' retained interests were $450 million and $224 million, respectively, reported on the balance sheet in accounts and notes receivable.

The company leases ocean transport vessels, tank railcars, corporate aircraft, service stations, computers, office buildings and other facilities and equipment. Phillips has $200 million of master leasing arrangements, under which it leases and supervises the construction of retail marketing outlets. At December 31, 2001, approximately $158 million had been utilized under these arrangements. In addition, at the time Phillips acquired Tosco, Tosco had in place previously arranged leasing arrangements for various retail stations and two office buildings in Tempe, Arizona. At December 31, 2001, approximately $1.4 billion had been utilized under those arrangements, which is the total capacity available. During 2001, the company sold its first Endeavour, formerly known as Millennium, Class tanker, the Polar Endeavour, for $205 million, then leased it back under a 10-year long-term operating lease.

Several of the above leasing arrangements are with special purpose entities (SPEs) that are third-party trusts established by a trustee and funded by financial institutions. Other than the leasing arrangement, Phillips has no other direct or indirect relationship with the trusts or their investors. Each SPE from which Phillips leases assets is funded by at least 3 percent substantive, third-party, residual equity capital investment, which is at-risk during the entire term of the lease. Except in an event of default under the terms of the lease agreements, there are not any circumstances at this time under which Phillips would be required to record the assets and/or liabilities of the SPEs in its financial statements in the future, based on the terms and provisions within the various arrangements. Phillips considers an event of default under the terms of the lease agreements to be remote. Changes in market interest rates do have an impact on the periodic amount of lease payments. Phillips has various purchase options to acquire the leased assets from the SPEs at the end of the lease term, but those purchase options are not required to be exercised by Phillips, under any circumstances. If Phillips does not exercise its purchase option on a leased asset, the company does have guaranteed residual values, which are due at the end of the lease terms, but those guaranteed amounts would be reduced by the fair market value of the leased assets returned. These various leasing arrangements meet all requirements under generally accepted accounting principles to be treated as operating leases.

During the second quarter of 2001, the company's $250 million 9% Notes due June 1, 2001, matured and were repaid. In September 2001, the company redeemed its $300 million 9.18% Notes due September 15, 2021, at 104.59 percent. Both were funded by the issuance of commercial paper.

During 1996 and 1997, Phillips formed two statutory business trusts, Phillips 66 Capital I and Phillips 66 Capital II, in which the company owns all of the common stock of the trusts and the trusts are consolidated by the company. The trusts exist for the sole purpose of issuing preferred securities to outside investors, and investing the proceeds thereof in an equivalent amount of subordinated debt securities of Phillips. Phillips established the two trusts to raise funds for general corporate purposes. The subordinated debt securities between Phillips and the trusts are eliminated in consolidation. The preferred trust securities held by outside investors are mandatorily redeemable in 2036 and 2037, respectively, when the subordinated debt securities between Phillips and the trusts are required to be repaid. The $300 million of Phillips 66 Capital I preferred securities became callable, at par, $25 per share, during May 2001. The total $650 million of mandatorily redeemable preferred trust securities are presented on the balance sheet as mezzanine-equity minority interests of a consolidated subsidiary. See Note 14 — Preferred Stock in the Notes to Financial Statements.

During 2000, Phillips contributed its midstream gas gathering, processing and marketing business and its worldwide chemicals business to joint ventures with Duke Energy Corporation and ChevronTexaco Corporation, as successor to Chevron Corporation (ChevronTexaco), respectively, forming Duke Energy Field Services, LLC (DEFS) and Chevron Phillips Chemical Company LLC (CPChem), respectively. Phillips owns 30.3 percent of DEFS and 50 percent of CPChem, accounting for its interests in both companies using the equity method of accounting. The capital and financing programs of both of these joint-venture companies are intended to be self-funding.

DEFS supplies a substantial portion of its natural gas liquids to Phillips and CPChem under a supply agreement that continues until December 31, 2014. This purchase commitment is on an "if-produced, will-purchase" basis so has no fixed production schedule, but has been, and is expected to be, a relatively stable purchase pattern over the term of the contract. Natural gas liquids are purchased under this agreement at various published market index prices, less transportation and fractionation fees. DEFS also purchases raw natural gas from Phillips' E&P operations.

Phillips and CPChem have multiple supply and purchase agreements in place, ranging in initial terms from four years to 15 years, with extension options. These agreements cover sales and purchases of refined products, solvents, and petrochemical and natural gas liquids feedstocks, as well as fuel oils and gases. Delivery quantities vary by product, ranging from zero to 100 percent of production capacity at a particular refinery, most at the buyer's option. All products are purchased and sold under specified pricing formulas based on various published pricing indexes, consistent with terms extended to third-party customers.

In the second quarter of 2001, Phillips and its co-venturers in the Hamaca project secured approximately $1.1 billion in a joint debt financing for their heavy-crude-oil project in Venezuela. The Export-Import Bank of the United States provided a guarantee supporting a 17-year-term $628 million bank facility. The joint venture also arranged an unguaranteed $470 million 14-year-term commercial bank facility for the project. Total debt of $633 million was outstanding under these credit facilities at December 31, 2001. Phillips, through the joint venture, holds a 40 percent interest in the Hamaca project, which is operated on behalf of the co-venturers by Petrolera Ameriven. The proceeds of these joint financings are being used to partially fund the development of the heavy-oil field and the construction of pipelines and a heavy-oil upgrader. The remaining necessary funding will be provided by capital contributions from the co-venturers on a pro rata basis to the extent necessary to successfully complete construction. Once completion certification is achieved, the joint project financings will become non-recourse with respect to the co-venturers and the lenders under those facilities can then look only to the Hamaca project's cash flows for payment.

During 1999, Merey Sweeny, L.P. (MSLP), a limited partnership owned 50 percent by Phillips and 50 percent by Petroleos de Venezuela, S.A. (PdVSA), issued $350 million of 8.85% Bonds due 2019. The proceeds of the bond issue were used to fund the construction of a coker and related facilities to process heavy, sour crude oil at Phillips' Sweeny refinery, including improvements to certain existing Phillips facilities at the refinery. These improvements to the existing Phillips facilities were sold to Phillips at a price equal to MSLP's cost of construction, $133 million. Phillips agreed to pay MSLP the purchase price for the improvements to the existing Phillips facilities, plus 7 percent interest, monthly over the 240 months following startup, which occurred during September 2000.

MSLP continues to own and operate the coker, processing Venezuelan Merey crude oil delivered under a supply agreement with PdVSA. MSLP charges Phillips a fee to process the heavy crude oil through the coker. This is the partnership's primary source of revenue. MSLP pays a monthly access fee to Phillips for the use of the improvements to the refinery, equal to the monthly principal and interest paid by Phillips to purchase the improvements from MSLP. To the extent that the access fee is not paid by MSLP, Phillips is not obligated to make payments for the improvements. The coker and related facilities began processing heavy crude oil during the third quarter of 2000, but startup certification has not yet been achieved. Once startup certification is achieved, expected during 2002, the MSLP bonds become non-recourse to the two partners and the owners of the bonds can then only look to MSLP's cash flows for payment.

The following table summarizes the maturities of the drawn balances of the company's various debt instruments, as well as other non-cancelable, fixed or minimum, contractual commitments:

	Millions of Dollars				
	Payments Due by Period				
Debt and other non-cancelable cash commitments	Total	2002	2003 – 2004	2005 – 2006	After 2006
Total debt	$8,689	44	271	2,503	5,871
Above-market capital lease obligations	67	—	2	3	62
Mandatorily redeemable preferred stock	650	—	—	—	650
Operating leases					
Minimum rental payments*	2,761	431	717	497	1,116
Sublease offsets	(583)	(141)	(210)	(105)	(127)
Guaranteed residual values	1,811	—	459	918	434
Unconditional throughput and processing fee commitments**	679	58	114	114	393

**Excludes $383 million in lease commitments that begin upon delivery of five crude oil tankers currently under construction. Delivery is expected in the third and fourth quarters of 2003.*

***Represents obligations to transfer funds in the future for fixed or minimum amounts at fixed or minimum prices under various throughput or tolling agreements with pipeline and processing companies in which the company holds stock interests.*

In addition to the above contractual commitments, the company has various guarantees that have the potential for requiring cash outflows resulting from a contingent event that could require company performance pursuant to a funding commitment to a third or related party. The following table summarizes the potential amounts and remaining time frames of these direct and indirect guarantees:

	Millions of Dollars				
	Amount of Expected Guarantee Expiration Per Period				
Direct and indirect guarantees	Total	2002	2003 – 2004	2005 – 2006	After 2006
Construction completion guarantees*	$474	15	206	253	—
Other guarantees**	150	5	11	13	121

**Amounts represent Phillips' ownership share of the utilized portion of debt and bond financing arrangements secured by the Hamaca and Merey Sweeny joint-venture projects in Venezuela and Texas, respectively. The debt is non-recourse to Phillips upon completion/startup certification of the projects. Figures in the table represent Phillips' portion due in the event completion/startup certification is not achieved. The Merey Sweeny debt is joint-and-several. See Note 6 — Investments and Long-Term Receivables in the Notes to Financial Statements.*

***Represents amount of obligations directly guaranteed by the company in the event a third party or related party does not perform.*

Financial Instrument Market Risk

Phillips and certain of its subsidiaries hold and issue derivative contracts and financial instruments that expose cash flows or earnings to changes in commodity prices, foreign exchange rates, or interest rates. The company may use financial and commodity-based derivative contracts to manage the risks produced by changes in the prices of crude oil, natural gas and related products, and fluctuations in foreign currency exchange rates, or to exploit favorable market conditions. In the past, the company has, on occasion, hedged interest rates and may do so in the future should certain circumstances or transactions warrant.

Phillips' Board of Directors has revised its policy governing the use of derivative instruments. The new policy prohibits the holding or issuing of highly complex or leveraged derivatives, as did the old policy. Except as approved by the Chief Executive Officer, the derivative instruments used by the company must not contain embedded financing features and must be sufficiently liquid that comparable valuations are readily available. The policy also requires the Chief Executive Officer to establish the maximum derivative position limits for Phillips and requires the company's Risk Management Steering Committee, comprised of senior management, to monitor the use and effectiveness of the derivatives. The Audit Committee of the company's Board of Directors periodically reviews derivatives policy and compliance.

Commodity Price Risk

In 2001, prior to the Tosco acquisition, Phillips used commodity-based derivative contracts only to minimize exposures to price fluctuations occurring between the purchasing of feedstock and the selling of refined products, while Tosco used derivatives more extensively as a tool to manage or exploit exposures to price fluctuations. Since acquiring Tosco on September 14, 2001, Phillips has expanded both the volumes and uses of derivative instruments; however, the aggregate fair market values of futures, swaps, and options outstanding at December 31, 2001, were a gain of less than $6 million and a loss of less than $8 million.

In past years, Phillips used sensitivity analysis to disclose the risk of loss resulting from derivative positions held at year-end. The company now uses a value-at-risk model to estimate the loss that could potentially result on a single day from the effect of adverse changes in market conditions on the derivative financial instruments and derivative commodity instruments held or issued, including commodity purchase and sales contracts recorded on the balance sheet as derivative instruments in accordance with Financial Accounting Standards Board (FASB) Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Using a 95 percent confidence level, the value-at-risk analysis indicated the hypothetical loss in fair values for those instruments issued or held for trading purposes and those instruments that were issued or held for purposes other than trading at December 31, 2001, would be immaterial to Phillips' net income and cash flows. The value-at-risk for those instruments issued or held for purposes other than trading at December 31, 2000, was also immaterial to Phillips' net income and cash flows; the company neither held nor issued any derivatives for trading purposes during 2000.

For additional information about the company's use of derivative instruments, see Note 13 — Financial Instruments and Derivative Contracts in the Notes to Financial Statements.

Interest Rate Risk

The following tables provide information about the company's financial instruments that are sensitive to changes in interest rates. These tables present principal cash flows and related weighted-average interest rates by expected maturity dates. Weighted-average variable rates are based on implied forward rates in the yield curve at the reporting date. The carrying amount of the company's floating-rate debt approximates its fair value. The fair value of the fixed-rate financial instruments is estimated based on quoted market prices.

Expected Maturity Date	Debt: Fixed Rate Maturity	Debt: Average Interest Rate	Debt: Floating Rate Maturity	Debt: Average Interest Rate	Mandatorily Redeemable Preferred Securities: Fixed Rate Maturity	Mandatorily Redeemable Preferred Securities: Average Interest Rate
	Millions of Dollars Except as Indicated					
Year-End 2001						
2002	**$ 43**	**9.31%**	**$ —**	**—%**	**$ —**	**—%**
2003	**263**	**7.62**	**—**	**—**	**—**	**—**
2004	**6**	**7.02**	**—**	**—**	**—**	**—**
2005	**1,153**	**8.49**	**—**	**—**	**—**	**—**
2006	**267**	**7.61**	**1,081**	**7.06**	**—**	**—**
Remaining years	**5,221**	**7.99**	**625**	**6.86**	**650**	**8.11**
Total	**$ 6,953**		**$1,706**		**$ 650**	
Fair value	**$ 7,474**		**$1,706**		**$ 662**	
Year-End 2000						
2001	$ 262	8.90%	$ —	—%	$ —	—%
2002	4	6.80	15	5.98	—	—
2003	104	6.66	—	—	—	—
2004	4	6.82	—	—	—	—
2005	1,151	8.49	500	5.98	—	—
Remaining years	4,204	8.11	640	5.10	650	8.11
Total	$ 5,729		$1,155		$ 650	
Fair value	$ 5,999		$1,155		$ 567	

Foreign Currency Risk

At December 31, 2000, Phillips held a collar (i.e., a purchased call and a written put) on 133 million Australian dollars to provide protection against the exchange rate risk of an anticipated Australian business acquisition, which was completed in 2001. At year-end 2000, the fair market value of the collar was minimal, and a hypothetical 10 percent change in the year-end 2000 exchange rates would have resulted in a potential gain of $8.2 million or a potential loss of $6.2 million. The collar was closed out in 2001 with an actual realized gain of $0.6 million.

At December 31, 2001 and 2000, U.S. subsidiaries held long-term sterling-denominated intercompany receivables totaling $191 million and $246 million, respectively, due from a U.K. subsidiary. The U.K. subsidiary also held a dollar-denominated long-term receivable due from a U.S. subsidiary with balances of $75 million and $81 million, respectively, at December 31, 2001 and 2000. A Norwegian subsidiary held $79 million and $111 million of intercompany U.S. dollar-denominated receivables due from its U.S. parent at December 31, 2001 and 2000, respectively. Also at year-end 2001, a foreign subsidiary with the U.S. dollar as its functional currency owed a $9 million Norwegian kroner-denominated payable to a Norwegian subsidiary. The potential foreign currency remeasurement gains or losses in non-cash pretax earnings from a hypothetical 10 percent change in the year-end 2001 and 2000 exchange rates from these intercompany balances are $21 million and $5 million, respectively.

Capital Spending

Capital Expenditures and Investments

	2002 Budget	2001	2000*	1999
	Millions of Dollars			
E&P				
Alaska	$ 807	**965**	538	25
Lower 48	314	**389**	413	295
Foreign	1,483	**1,162**	726	759
	2,604	**2,516**	1,677	1,079
GPM	—	**—**	14	124
RM&T	839	**497**	225	343
Chemicals	—	**6**	67	98
Corporate and Other	64	**66**	39	46
	$ 3,507	**3,085**	2,022	1,690
United States	$ 1,994	**1,918**	1,269	923
Foreign	1,513	**1,167**	753	767
	$ 3,507	**3,085**	2,022	1,690

**Excludes the Alaska acquisition.*

Phillips' capital spending for the three-year period ending December 31, 2001, totaled $6.8 billion, excluding the purchase of ARCO's Alaska businesses in 2000. The company's spending was primarily focused on the growth of its E&P business, with more than 75 percent of total spending in this segment. The GPM and Chemicals businesses were contributed to joint ventures during 2000 — GPM on March 31, 2000, and Chemicals on July 1, 2000. The capital programs of these joint-venture companies are intended to be self-funding.

Phillips' Board of Directors (Board) has approved $3.5 billion for capital projects and investments in 2002, a 14 percent increase over 2001 capital spending of $3.1 billion. The company plans to direct approximately 75 percent of its 2002 capital budget to E&P and approximately 25 percent to RM&T. Fifty-seven percent of the budget is targeted for projects in the United States.

In December 2000, Phillips' Board approved a $2.5 billion capital budget for the year 2001. In October 2001, the Board authorized increasing capital spending to $3.3 billion to cover the fourth-quarter capital requirements related to the Tosco acquisition, investments in Angola and Brazil deepwater leases, and the anticipated purchase of additional Kashagan ownership in Kazakhstan. Actual 2001 expenditures were $3.1 billion, with 82 percent directed to E&P and 16 percent to RM&T. The larger capital program for 2002 and the percentage shift in funds for RM&T reflect the increased size of this segment since the September 2001 acquisition of Tosco.

E&P

Capital spending for E&P during the three-year period ending December 31, 2001, totaled $5.3 billion. The expenditures over the three-year period supported several key exploration and development projects including the Bayu-Undan project in the Timor Sea; the Hamaca heavy-oil project in Venezuela's Orinoco Oil Belt; the company's Peng Lai 19-3 discovery in China's Bohai Bay; the Jade development and Eldfisk waterflood development in the U.K. and Norwegian sectors of the North Sea, respectively; and acquisition and development of coalbed-methane and conventional gas prospects and producing properties in the U.S. Lower 48. Also included in the three-year E&P capital outlays were expenditures for development of Alaska North Slope fields and significant worldwide exploration activities including the Kashagan prospect in the north Caspian Sea, offshore Kazakhstan; additional Bohai Bay appraisal and satellite field prospects; National Petroleum Reserve-Alaska (NPR-A) and satellite field prospects on Alaska's North Slope; North Sea prospects in the U.K. and Norwegian sectors, plus other Atlantic Margin wells in the United Kingdom, Greenland and the Faroe Islands; and acquisition of deepwater exploratory interests in Angola, Brazil, and the U.S. Gulf of Mexico. Capital expenditures for construction of the Endeavour Class tankers and an additional interest in the Trans-Alaska Pipeline System were also included in the E&P segment.

Phillips has contracted to build, for approximately $200 million each, five double-hulled Endeavour Class tankers for use in transporting Alaska crude oil to the U.S. West Coast. During 2001, the Polar Endeavour, the first Endeavour Class tanker, entered service. The second tanker, the Polar Resolution, is expected to enter service in 2002. Phillips expects to add a new Endeavour Class tanker to its fleet each year through 2005, allowing the company to retire its older ships and cancel non-operated charters.

During the fourth quarter of 2001, heavy-crude-oil production began from the Hamaca project in Venezuela's Orinoco Oil Belt. Construction of an upgrader to convert heavy crude into a 26-degree API synthetic crude continues. Completion of the upgrader is expected in 2004. Phillips owns a 40 percent equity interest in the Hamaca project.

In 2001, development activities continued on the company's Peng Lai 19-3 discovery in block 11/05 in China's Bohai Bay in line with the overall approved development plan. First production is scheduled for the third quarter of 2002.

During 2001, Phillips and its co-venturers announced the successful completion and testing of the second exploration well drilled by the co-venturers in the Kashagan structure on the Kazakhstan shelf in the north Caspian Sea. Drilling of the first of five planned appraisal wells was successfully completed in early 2002.

Two of the co-venturers in the north Caspian Sea venture have entered into agreements to sell their interests. Phillips, along with the other remaining co-venturers, exercised preemptive rights to purchase the interests being sold which will increase the company's ownership from 7.14 percent to 8.33 percent when completed. Closing is expected during the second quarter of 2002.

At year-end, commissioning work and drilling was in progress on Phillips' Jade development in the U.K. sector of the North Sea. Production began in the first quarter of 2002. Phillips is the operator and holds a 32.5 percent interest in Jade.

Phillips' Bayu-Undan gas-recycle project activities continued in the Timor Sea during 2001. The schedule of this first phase of field development was not impacted by the delay in resolving certain critical legal, fiscal, and taxation issues, and the company has proceeded with its $1.9 billion gross gas-recycle project. Full commercial production of liquids is expected to begin in 2004. Phillips now controls a 58.6 percent interest in the Bayu-Undan project and is the operator of the gas-recycle development.

During 2001, Phillips announced its plans to invest $85 million for a 20 percent share of a new independent power project to be built near Kwale, Nigeria. The plant is expected to start up in 2004. Phillips also agreed with its co-venturers to evaluate the development of a liquefied natural gas facility to be located offshore Nigeria. If approved, the facility, which would be 20 percent owned by Phillips, would come onstream by 2007, utilizing natural gas feedstocks supplied by Phillips and its co-venturers.

In the third quarter of 2001, Phillips increased its presence in deepwater areas by securing interests in three blocks — a 20 percent interest in a block offshore Angola and a 100 percent interest in two deepwater exploration blocks in Brazil, where Phillips will be the operator.

E&P's 2002 capital budget is $2.6 billion, 3 percent higher than actual expenditures in 2001. Forty-three percent of E&P's 2002 capital budget is planned for the United States. Of that, 72 percent is slated for Alaska.

Phillips has budgeted $238 million for worldwide exploration activities in 2002, with 31 percent of that amount allocated for the United States. More than half of the U.S. total will be directed toward the exploration program in Alaska, where wells are planned in the NPR-A and other locations on the North Slope. Outside the United States, significant exploration expenditures are planned in Kazakhstan, Angola and Norway.

The company plans to spend $807 million in 2002 for its Alaska operations. Large capital projects include the ongoing construction of four Endeavour Class tankers; development of the Meltwater, Palm and West Sak fields in the Greater Kuparuk area; development of the Borealis field in the Greater Prudhoe Bay area; capacity expansion at the Alpine field; as well as the exploratory activity discussed above.

In the Lower 48, capital expenditures will be focused on exploration and development of coalbed methane assets in the Rocky Mountain region and continued exploitation of the company's acreage positions in the San Juan Basin, Permian Basin, Texas Panhandle, northern Louisiana, and the upper Texas Gulf Coast.

E&P is directing $1.5 billion of its 2002 capital budget to international projects. The majority of these funds will go toward developing major long-term projects, including the Bayu-Undan liquids development and gas-recycling project in the Timor Sea, the Hamaca heavy-oil development in Venezuela, and the Bohai Bay oil development in China. North Sea projects include development of the Jade field in the U.K. sector and further development of the Ekofisk and Eldfisk fields in the Norwegian sector.

Costs incurred for the years ended December 31, 2001, 2000, and 1999, relating to the development of proved undeveloped oil and gas reserves were $1,627 million, $857 million, and $301 million, respectively. Of the $1,627 million incurred in 2001, $204 million was funded by the Hamaca Holding LLC joint venture, an equity affiliate, and was not part of Phillips' reported capital expenditures for the year. As of December 31, 2001, estimated future development costs relating to the development of proved undeveloped oil and gas reserves for the years 2002 through 2004 were projected to be $1,528 million, $991 million, and $314 million, respectively. Of the $1,528 million estimated future development costs for 2002, $117 million was estimated to be funded by Hamaca Holding LLC, not by Phillips' capital expenditures.

RM&T

Capital spending for RM&T during the three-year period ending December 31, 2001, was primarily for refinery-upgrade projects — to improve product yields, to meet new environmental standards, to improve the operating integrity of key processing units, and to install advanced process control technology — as well as for safety projects. Key significant projects during the three-year period included completion of a coker and continuous catalytic reformer at the company's Sweeny, Texas, refinery; capacity expansion and debottlenecking projects at the Borger, Texas, refinery; successful completion of a commercial S Zorb Sulfur Removal Technology (S Zorb) unit at the Borger refinery; an expansion of capacity in the Seaway crude-oil pipeline; and installation of advanced central control buildings and technologies at the Sweeny and Borger facilities. In the fourth quarter of 2001, the RM&T segment's capital expenditures included $238 million related to projects which were in progress upon the acquisition of Tosco, including construction of a polypropylene plant at the Bayway refinery in New Jersey and the Retail Enterprise Program initiative, a new electronic scanning and business system being implemented in the company's retail convenience stores. Total capital spending for RM&T for the three-year period was $1.1 billion, representing approximately 15 percent of Phillips' total capital spending.

During 2001, Phillips successfully completed and started up a new 6,000-barrel-per-day unit at its Borger refinery using the company's proprietary S Zorb technology to significantly reduce sulfur content in gasoline in preparation for meeting new government regulations. During 2001, the company announced its third licensing agreement for the use of S Zorb for gasoline and announced that S Zorb for diesel was available for licensing. A large continuous pilot plant demonstrating S Zorb for diesel is under construction and a commercial-scale unit within Phillips' refining system is in the planning stages.

A project to increase capacity at the Borger refinery through debottlenecking and expansion continued to progress in 2001. The project is expected to increase the facility's capacity to process crude oil by 20,000 barrels per day and move the facility toward production of lower-sulfur products. Operations have been largely unaffected by the debottlenecking project, with most work occurring during normal scheduled maintenance periods. Startup is expected in early 2002.

RM&T's 2002 capital budget is $839 million, a 69 percent increase over spending of $497 million in 2001. The 2001 spending does not include capital spending by Tosco prior to its acquisition by Phillips on September 14. Domestic spending is expected to consume 96 percent of the RM&T budget, with the remainder allocated to the Whitegate refinery in Ireland.

The company plans to direct 73 percent of the RM&T capital budget to refining, 19 percent to marketing, and the remainder to transportation and other projects. Approximately two-thirds of RM&T's budget is slated for ongoing operating requirements, including safety and environmental projects. The largest refining projects include construction of a fluid catalytic cracking unit at the Ferndale refinery, a diesel hydrotreater at the San Francisco refinery, and a low-sulfur gasoline project at the Wood River refinery. There are no individually significant marketing projects.

Contingencies

Legal and Tax Matters

Phillips accrues for contingencies when a loss is probable and the amounts can be reasonably estimated. Based on currently available information, the company believes that it is remote that future costs related to known contingent liability exposures will exceed current accruals by an amount that would have a material adverse impact on the company's financial statements.

On June 23, 1999, a flash fire occurred in a reactor vessel at the K-Resin styrene-butadiene copolymer (SBC) plant at the Houston Chemical Complex. Two individuals employed by a subcontractor, Zachry Construction Corporation (Zachry), were killed and other workers were injured. Ten lawsuits were filed in Texas in connection with the incident, including two actions for wrongful death. Both wrongful death lawsuits and many of the personal injury claims have been resolved. Two lawsuits remain pending on behalf of 12 workers. The first trial is scheduled for the spring of 2002.

Under the indemnification provisions of the subcontracting agreement between Phillips and Zachry, Phillips has sought indemnification from Zachry with respect to the claims of the Zachry workers. Phillips has, in addition, filed an action against various Zachry insurers to obtain a declaration that coverage is available in regard to the incident under policies issued by them. There are also provisions in the Contribution Agreement, under which CPChem was formed, providing for indemnification of Phillips by CPChem for damages stemming from this incident.

On March 27, 2000, an explosion and fire occurred at Phillips' K-Resin SBC plant at the Houston Chemical Complex due to the overpressurization of an out-of-service butadiene storage tank. One employee was killed and several individuals, including employees of both Phillips and its contractors, were injured. Additionally, several individuals who were allegedly in the area of the Houston Chemical Complex at the time of the incident have claimed they suffered various personal injuries due to exposure to the event. The wrongful death claim and the claims of the most seriously injured workers have been resolved. Currently, there are fourteen lawsuits pending on behalf of 67 primary plaintiffs. The first trial is scheduled for April 2002. Under the indemnification provisions of subcontracting agreements with Zachry and Brock Maintenance, Inc., Phillips has sought indemnification from these subcontractors with respect to claims made by their employees. The Contribution Agreement, pursuant to which CPChem was formed, does not require CPChem to indemnify Phillips for liability arising out of this litigation.

Environmental

Phillips is subject to the same numerous federal, state, local and foreign environmental laws and regulations as are other companies in the oil and gas exploration and production; and refining, marketing and transportation of crude oil and refined products businesses. The most significant of those laws, and the regulations issued thereunder, affecting Phillips' operations are:

- The Clean Air Act, as amended.
- The Federal Water Pollution Control Act.
- Safe Drinking Water Act.
- Regulations of the United States Department of the Interior governing offshore oil and gas operations.

These acts and their implementing regulations set limits on emissions and, in the case of discharges to water, establish water quality limits. They also, in most cases, require permits in association with new or modified operations. These permits can require an applicant to obtain substantial information in connection with the application process. The obtaining of this information can be expensive and time-consuming. In addition, there can be delays associated with notice and comment periods and the agency's processing of the application. Many of the delays associated with the permitting process are beyond the control of the applicant.

Many states also have similar statutes and regulations governing air and water. While similar, in some cases these regulations impose additional, or more stringent, requirements that can add to the cost and difficulty of marketing or transporting products across state lines.

Phillips is also subject to certain acts and regulations primarily governing remediation of wastes or oil spills. Most of the expenditures to fulfill these obligations relate to facilities and sites where past operations followed practices and procedures that were considered appropriate under regulations, if any, existing at the time, but that may now require investigatory or remedial work to adequately protect the environment or to address new regulatory requirements. The applicable acts are:

- The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (CERCLA), commonly referred to as Superfund, and comparable state statutes. CERCLA primarily addresses historic contamination and imposes joint and several liability for cleanup of contaminated sites on owners and operators of the contaminated sites, or on those who have contributed wastes to a site. Many states have their own statutes and regulatory requirements that are similar to CERCLA. Phillips is involved in a number of Superfund sites — see the discussion below. CERCLA also requires reporting of releases to the environment of substances defined as hazardous. These requirements add cost and complexity to Phillips' operations.
- The Resource Conservation and Recovery Act of 1976, as amended, and comparable state statutes, govern the management and disposal of wastes, with the most stringent regulations applicable to treatment, storage or disposal of hazardous wastes at the owner's property.
- The Oil Pollution Act of 1990, as amended, under which owners and operators of tankers, owners and operators of onshore facilities and pipelines, and lessees or permittees of an area in which an offshore facility is located are liable for removal and cleanup costs of oil discharges into navigable waters of the United States.

Pursuant to the authority of the Clean Air Act (CAA), the Environmental Protection Agency (EPA) has issued several standards applicable to the formulation of motor fuels, which are designed to reduce emissions of certain air pollutants when the fuel enters commerce or is used. Pursuant to state laws corresponding to the CAA, several states have passed similar or more stringent regulations governing the formulation of motor fuels. Where these regulations are currently applicable, Phillips has already incurred the operational or capital costs of control or manufacturing limitations, but will continue to incur the costs of compliance such as ongoing operational requirements and recordkeeping.

The EPA has also promulgated specific rules governing the sulfur content of gasoline, known generically as the "Tier II Sulfur Rules," which become applicable to Phillips' gasoline as early as 2004. The company is implementing a compliance strategy for meeting the requirements, including the use of Phillips' proprietary technology known as S Zorb. Phillips expects to use a combination of technologies to achieve compliance with the rules. Phillips has made preliminary estimates of its cost of compliance with this rule and will include these costs in future budgeting for refinery compliance. The EPA has also promulgated sulfur content rules for highway diesel fuel that become applicable in 2006. Phillips is currently developing and testing an S Zorb system for removing sulfur from diesel fuel. It is anticipated that S Zorb will be used as part of Phillips' strategy for complying with these rules. Because the company is still evaluating and developing capital strategies for compliance with the rule, Phillips cannot provide precise estimates for compliance at this time, but will do so and report these compliance costs as required by law.

In 1997, an international conference on global warming concluded an agreement known as the Kyoto Protocol, which called for the reduction of certain emissions that may contribute to increases in atmospheric greenhouse gas concentrations. The United States has not ratified the treaty codifying the Kyoto Protocol and it is not clear whether it will do so in the future. If the protocol is ratified by the United States, the cost of complying with regulations implementing the protocol could be substantial. It is not, however, possible to accurately estimate the costs that could be incurred by Phillips to comply with such regulations.

Because of the nature of Phillips' businesses, it is likely that environmental laws and regulations will continue to have an effect on its operations in the future. Phillips does not, however, currently expect any material adverse effect on its operations or financial position as a result of compliance with such laws and regulations.

At year-end 2000, Phillips reported 30 sites where it had information indicating that it might have been identified as a Potentially Responsible Party (PRP) under the federal Superfund law. Since then, six of these PRP sites have been resolved and five sites were added. Of the 29 sites remaining at December 31, 2001, the company believes it has a legal defense or its records indicate no involvement for six sites. At six other sites, present information indicates that it is probable that the company's exposure is less than $100,000 per site. Of the remaining sites, the company has provided for any probable costs that can be reasonably estimated. At a number of sites, Phillips has had no communication or activity with government agencies or other PRPs in more than two years. Experience has shown, however, that the mere passage of time is no guarantee that the site will never become active or that the company's connection to the site will not be established.

Phillips does not consider the number of sites at which it has been designated potentially responsible by state or federal agencies as a relevant measure of liability. Some companies may be involved in few sites but have much larger liabilities than companies involved in many more sites. Although liability of those potentially responsible is generally joint and several for federal sites and frequently so for state sites, the company is usually but one of many companies cited at a particular site. Phillips has, to date, been successful in sharing cleanup costs with other financially sound companies. Many of the sites at which the company is potentially responsible are still under investigation by the EPA or the state agencies concerned. Prior to actual cleanup, those potentially responsible normally assess site conditions, apportion responsibility and determine the appropriate remediation. In some instances, Phillips may have no liability or attain a settlement of liability. Actual cleanup costs generally occur after the parties obtain EPA or equivalent state agency approval.

At December 31, 2001, contingent liability accruals of $11 million had been made for the company's PRP sites, and $3 million for other environmental contingent liabilities. In addition, the company had accrued $525 million for other planned remediation activities, including resolved state, PRP, and other federal sites, as well as sites where no claims have been asserted, for total environmental accruals of $539 million, compared with $127 million at December 31, 2000. The 2001 increase in accrued environmental costs is primarily the result of Phillips' recent acquisition of Tosco on September 14, 2001. Accruals totaling $303 million were added as a result of that transaction. Earlier in the year, the accrual was increased for remediation activities required by the state of Alaska at exploration and production sites formerly owned by ARCO. Because these accruals relate to environmental conditions that existed when Phillips acquired Tosco and the Alaska businesses, the charges impacted the allocation of the purchase price of each acquisition, not the company's net income. No one site exceeds 10 percent of the total.

Expensed environmental costs were $345 million in 2001 and are expected to be approximately $235 million in 2002 and 2003. Capitalized environmental costs were $632 million in 2001, and are expected to be approximately $275 million and $375 million in 2002 and 2003, respectively.

After an assessment of environmental exposures for cleanup and other costs, except those acquired in purchase business combinations, the company makes accruals on an undiscounted basis for planned investigation and remediation activities for sites where it is probable that future costs will be incurred and these costs can be reasonably estimated. These accruals have not been reduced for possible insurance recoveries.

Other

Phillips has deferred tax assets related to certain accrued liabilities, alternative minimum tax credits, and loss carryforwards. Valuation allowances have been established for certain foreign and state net operating loss carryforwards that reduce deferred tax assets to an amount that will, more likely than not, be realized. Uncertainties that may affect the realization of these assets include tax law changes and the future level of product prices and costs. Based on the company's historical taxable income, its expectations for the future, and available tax-planning strategies, Management expects that the net deferred tax assets will be realized as offsets to reversing deferred tax liabilities and as reductions in future taxable operating income. The alternative minimum tax credit can be carried forward indefinitely to reduce the company's regular tax liability.

New Accounting Standards

In June 2001, the FASB issued FASB Statement No. 143, "Accounting for Asset Retirement Obligations." In August 2001, the FASB issued FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." For additional information, see Note 24 — New Accounting Standards in the Notes to Financial Statements, which is incorporated herein by reference.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to select appropriate accounting policies and to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. See Note 1 — Accounting Policies in the Notes to Financial Statements for descriptions of the company's major accounting policies. Certain of these accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts would have been reported under different conditions, or if different assumptions had been used.

Oil and Gas Accounting

Accounting for oil and gas exploratory activity is subject to special accounting rules that are unique to the oil and gas industry. The acquisition of geological and geophysical seismic information, prior to the discovery of proved reserves, is expensed as incurred, similar to accounting for research and development costs. However, leasehold acquisition costs and exploratory well costs are capitalized on the balance sheet, pending determination of whether proved oil and gas reserves have been discovered on the prospect.

Property Acquisition Costs

For leasehold acquisition costs, Management exercises judgment and determines a percentage probability that the prospect ultimately will fail to find proved oil and gas reserves. For prospects in areas that have had limited, or no, previous exploratory drilling, the percentage probability of ultimate failure is normally judged to be quite high. This judgmental percentage is multiplied by the leasehold acquisition cost, and that product is divided by the contractual period of the leasehold to determine a periodic leasehold impairment charge that is reported in exploration expense. This judgmental probability percentage is reassessed and adjusted throughout the contractual period of the leasehold based on favorable or unfavorable exploratory activity on the leasehold or on adjacent leaseholds, and leasehold impairment amortization expense is adjusted prospectively. By the end of the contractual period of the leasehold, the impairment probability percentage will have been adjusted to 100 percent if the leasehold is expected to be abandoned, or will have been adjusted to zero percent if there is an oil or gas discovery that is under development. See the supplemental Oil and Gas Operations disclosures about Costs Incurred and Capitalized Costs for more information about the amounts and geographic locations of costs incurred in acquisition activity, and the amounts on the balance sheet related to unproved properties.

Exploratory Costs

For exploratory wells, drilling costs are temporarily capitalized, or "suspended," on the balance sheet, pending a judgmental determination of whether potentially economic oil and gas reserves have been discovered by the drilling effort. This judgment usually is made within two months of the completion of the drilling effort, but can take longer, depending on the complexity of the geologic structure. Accounting rules require that this judgment be made at least within one year of well completion. If a judgment is made that the well did not encounter potentially economic oil and gas quantities, the well costs are expensed as a dry hole and are reported in exploration expense. Exploratory wells that are judged to have discovered potentially economic quantities of oil and gas and that are in areas where a major capital expenditure (e.g., a pipeline or offshore platform) would be required before production could begin, and where the economic viability of that major capital expenditure depends upon the successful completion of further exploratory work in the area, remain capitalized on the balance sheet as long as additional exploratory appraisal work is under way or firmly planned. For complicated offshore exploratory discoveries, it is not unusual to have exploratory wells remain suspended on the balance sheet for several years while the company performs additional appraisal drilling and seismic work on the potential oil and gas field. Unlike leasehold acquisition costs, there is no periodic impairment amortization of suspended exploratory well costs. Management continuously monitors the results of the additional appraisal drilling and seismic work and expenses the suspended well costs as dry holes when it judges that the potential field does not warrant further exploratory efforts in the near term. See the supplemental Oil and Gas Operations disclosures about Costs Incurred and Capitalized Costs for more information about the amounts and geographic locations of costs incurred in exploration activity and the amounts on the balance sheet related to unproved properties, as well as the Wells In Progress disclosure for the number and geographic location of wells not yet declared productive or dry.

Proved Oil and Gas Reserves

Engineering estimates of the quantities of recoverable oil and gas reserves in oil and gas fields are inherently imprecise and represent only approximate amounts because of the subjective judgments involved in developing such information. Despite the inherent imprecision in these engineering estimates, accounting rules require supplemental disclosure of "proved" oil and gas reserve estimates due to the importance of these estimates to better understanding the perceived value and future cash flows of a company's oil and gas operations. The judgmental estimation of proved oil and gas reserves is also important to the income statement because the proved oil and gas reserve estimate for a field serves as the denominator in the unit-of-production calculation of depreciation, depletion and amortization of the capitalized costs for that field. There are several authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as "proved." The company's reservoir engineering department has policies and procedures in place that are consistent with these authoritative guidelines. The company has qualified and experienced internal engineering personnel who make these estimates. Proved reserve estimates are updated annually and take into account recent production and seismic information about each field. Also, as required by authoritative guidelines, the estimated future date when a field will be permanently shut-in for economic reasons is based on an extrapolation of oil and gas prices and operating costs prevalent at the balance sheet date. This estimated date when production will end affects the amount of estimated recoverable reserves. Therefore, as prices and cost levels change from year to year, the estimate of proved reserves also change.

Impairment of Assets

Long-lived assets used in operations are assessed for impairment whenever changes in facts and circumstances indicate a possible significant deterioration in the future cash flows expected to be generated by an asset group. If, upon review, the sum of the undiscounted pretax cash flows is less than the carrying value of the asset group, the carrying value is written down to estimated fair value. Individual assets are grouped for impairment purposes based on a judgmental assessment of the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets — generally on a field-by-field basis for exploration and production assets or at an entire complex level for downstream assets. Because there usually is a lack of quoted market prices for long-lived assets, the fair value usually is based on the present values of expected future cash flows using discount rates commensurate with the risks involved in the asset group. The expected future cash flows used for impairment reviews and related fair value calculations are based on judgmental assessments of future production volumes, prices and costs, considering all available information at the date of review. See Note 9 — Property Impairments in the Notes to Financial Statements.

Dismantlement, Removal and Environmental Costs

Under various contracts, permits and regulations, the company has material legal obligations to remove tangible equipment and restore the land or seabed at the end of operations at production sites. The largest asset removal obligations facing Phillips involve removal and disposal of offshore oil and gas platforms around the world, and oil and gas production facilities and pipelines in Alaska. The estimated undiscounted costs, net of salvage values, of dismantling and removing these facilities are accrued, using primarily the unit-of-production method, over the productive life of the asset. Estimating the future asset removal costs necessary for this accounting calculation is difficult. Most of these removal obligations are many years in the future and the contracts and regulations often have vague descriptions of what removal practices and criteria will have to be met when the removal event actually occurs. Asset removal technologies and costs are constantly changing, as well as political, environmental, safety and public relations considerations. See Note 10 — Accrued Dismantlement, Removal and Environmental Costs in the Notes to Financial Statements.

Business Acquisitions

Purchase Price Allocation

Accounting for the acquisition of a business requires the allocation of the purchase price to the various assets and liabilities of the acquired business. For most assets and liabilities, purchase price allocation is accomplished by recording the asset or liability at its estimated fair value. The most difficult estimations of individual fair values are those involving properties, plants and equipment and identifiable intangible assets. The company uses all available information to make these fair value determinations and, for major business acquisitions, typically engages an outside appraisal firm to assist in the fair value determination of the acquired long-lived assets. The company has, if necessary, up to one year after the acquisition closing date to finish these fair value determinations and finalize the purchase price allocation.

Intangible Assets and Goodwill

In connection with the acquisition of Tosco Corporation on September 14, 2001, the company recorded material intangible assets for Tosco tradenames, air emission permit credits, and permits to operate refineries. These intangible assets were determined to have indefinite useful lives and so are not amortized. This judgmental assessment of an indefinite useful life has to be continuously evaluated in the future. If, due to changes in facts and circumstances, Management determines that these intangible assets then have definite useful lives, amortization will have to commence at that time on a prospective basis. As long as these intangible assets are judged to have indefinite lives, they will be subject to periodic lower-of-cost-or-market tests, which requires Management's judgment of the estimated fair value of these intangible assets. See Note 3 — Acquisition of Tosco Corporation in the Notes to Financial Statements.

Also in connection with the acquisition of Tosco, the company recorded a material amount of goodwill. Under the accounting rules for goodwill, this intangible asset is not amortized. Instead, goodwill is subject to annual reviews for impairment based on a two-step accounting test. The first step is to compare the estimated fair value of any reporting units within the company that have recorded goodwill with the recorded net book value (including the goodwill) of the reporting unit. If the estimated fair value of the reporting unit is higher than the recorded net book value, no impairment is deemed to exist and no further testing is required that year. If, however, the estimated fair value of the reporting unit is below the recorded net book value, then a second step must be performed to determine the amount of the goodwill impairment to record, if any. In this second step, the estimated fair value from the first step is used as the purchase price in a hypothetical new acquisition of the reporting unit. The various purchase business combination rules are followed to determine a hypothetical purchase price allocation for the reporting unit's assets and liabilities. The residual amount of goodwill that results from this hypothetical purchase price allocation is compared with the recorded amount of goodwill for the reporting unit, and the recorded amount is written-down to the hypothetical amount if the hypothetical amount is the lower of the two. Because quoted market prices for the company's reporting units are not available, Management has to apply judgment in determining the estimated fair value of its reporting units for purposes of performing the first step of this periodic goodwill impairment test. Management uses all available information to make these fair value determinations and may engage an outside appraisal firm for assistance. In addition, if the first test step is not met, further judgment has to be applied in determining the fair values of individual assets and liabilities for purposes of the hypothetical purchase price allocation. Again, Management has to use all available information to make these fair value determinations and may engage an outside appraisal firm for assistance.

Inventory Valuation

Prior to the acquisition of Tosco in September 2001, the company's inventories on the last-in, first-out (LIFO) cost basis were predominantly reflected on the balance sheet at historical cost layers established many years ago, when price levels were much lower. So, prior to 2001, the company's LIFO inventories were relatively insensitive to current price level changes. However, the acquisition of Tosco added a very large LIFO cost layer that was recorded at replacement cost levels prevalent in late September 2001. As a result, the company's LIFO cost inventories will now be much more sensitive to lower-of-cost-or-market impairment write-downs in the future, whenever price levels fall. Phillips recorded a LIFO inventory lower-of-cost-or-market impairment in the fourth quarter of 2001 due to such a deterioration. The determination of replacement cost values for the lower-of-cost-or-market test uses objective evidence, but does involve judgment in determining the most appropriate objective evidence to use in the calculations.

Projected Benefit Obligations

Determination of the projected benefit obligations for the company's defined benefit pension and postretirement plans are important to the recorded amounts for such obligations on the balance sheet and to the amount of benefit expense in the income statement. This also impacts the required company contributions into the plans. The actuarial determination of projected benefit obligations and company contribution requirements involves judgment about uncertain future events, including estimated retirement dates, salary levels at retirement, mortality rates, lump-sum election rates, rates of return on plan assets, future health care cost-trend rates, and rates of utilization of health care services by retirees. Due to the specialized nature of these calculations, the company engages outside actuarial firms to assist in the determination of these projected benefit obligations. For ERISA-qualified pension plans, the actuary exercises fiduciary care on behalf of plan participants in the determination of the judgmental assumptions used in determining required company contributions into plan assets. Due to differing objectives and requirements between financial accounting rules and the pension plan funding regulations promulgated by governmental agencies, the actuarial methods and assumptions for the two purposes differ in certain important respects. Ultimately, the company will be required to fund all promised benefits under pension and postretirement benefit plans, but the judgmental assumptions used in the actuarial calculations significantly affect periodic financial statements and funding patterns over time.

Outlook

On November 18, 2001, Phillips and Conoco Inc. (Conoco) announced that their Boards of Directors had unanimously approved a merger of equals, and that the companies had signed a definitive merger agreement to form a new company to be named ConocoPhillips. At special shareholder meetings held on March 12, 2002, the stockholders of both companies approved the merger. Under the terms of the agreement, Phillips shareholders will receive one share of the new ConocoPhillips common stock for each share of Phillips common stock that they own and Conoco shareholders will receive 0.4677 shares of the new ConocoPhillips common stock for each share of Conoco that they own. At inception, Phillips shareholders will own approximately 57 percent of the new company and Conoco shareholders will own approximately 43 percent.

Under the merger agreement, Phillips and Conoco have agreed that, prior to completion of the proposed merger, each will carry on its respective business in the usual, regular, and ordinary course in all material respects. In addition, each company has agreed to neither acquire nor dispose of material assets in the interim period between the signing and announcement of the agreement and the completion of the merger. Subject to certain conditions, a termination fee of $550 million is payable in the event one party to the agreement fails to adopt the merger agreement via stockholder approval; fails to perform any of its representations, warranties, or covenants under the merger agreement; or enters into a definitive agreement with respect to an acquisition proposal by another party.

Upon completion of the merger, Archie W. Dunham, Conoco's chairman and chief executive officer, will serve as chairman of the board of ConocoPhillips. James J. Mulva, Phillips' chairman and chief executive officer, will serve as president and chief executive officer of the combined company, becoming chairman upon Mr. Dunham's retirement in 2004. The ConocoPhillips Board of Directors will consist of 16 directors, eight designated by each of the two companies, including Mr. Dunham and Mr. Mulva.

The merger will be accounted for under FASB Statement No. 141 using purchase accounting. Although the business combination of Phillips and Conoco is a merger of equals, generally accepted accounting principles require that one of the two companies be designated as the acquiror for accounting purposes. Phillips has been designated as the acquiror based on the fact that its stockholders are expected to hold more than 50 percent of the ConocoPhillips stock after the merger.

The merger is conditioned upon, among other things, customary regulatory approvals. Phillips and Conoco filed notification and report forms under the Hart-Scott-Rodino Act of 1976 with the Federal Trade Commission (FTC) and the Antitrust Division of the U.S. Department of Justice on December 17, 2001. On January 16, 2002, the FTC made requests for additional information and documentary materials. Those requests extended the statutory waiting period until 30 days after Conoco and Phillips have substantially complied with the requests, unless the waiting period is terminated earlier or extended with the consent of Conoco and Phillips. Conoco and Phillips continue to work closely with the FTC staff on its requests. Conoco and Phillips received the necessary clearances from the European Commission on March 6, 2002, and from the Canadian Commissioner of Competition on February 12, 2002. Transition teams with representatives from both companies have been formed, and these teams are charged with planning for an efficient transition after the merger closes and identifying potential synergies. The transaction is expected to be completed in the second half of 2002, with the new company headquartered in Houston, Texas.

Effective January 1, 2002, the Norwegian authorities implemented a production curtailment on the Norwegian Continental shelf to support the efforts of major oil exporting countries to stabilize crude prices. Phillips expects to incur minimal impacts to its Norway production volumes during 2002 as a result of these curtailments — less than 1 percent, compared with budgeted volumes for the first and second quarters of the year. In Venezuela, Petroleos de Venezuela S.A. (PdVSA), the state-owned oil company, has indicated production capacity for the Hamaca heavy-oil project will be restricted during 2002, taking into consideration pipeline constraints and major oil exporting country curtailment recommendations. The future impact of curtailment on Hamaca's 2002 production is uncertain, but has not been significant to date.

In December 2001, the Norwegian government endorsed the company's recommendation for the removal and disposal of the steel structures onshore and in-place disposal of cuttings related to Ekofisk I. Removal of 11 platforms and the topside of the Ekofisk tank is scheduled to be completed by 2013. In addition, the OSPAR (Oslo and Paris Convention for the Protection of the Marine Environment of the Northeast Atlantic countries) has endorsed in-place disposal of the concrete structure in a cleaned condition. This issue is expected to be finalized by the Norwegian government in a separate parliamentary bill during the spring session of 2002.

In December 2001, Phillips and its co-venturers in the Bayu-Undan field received from the East Timor Council of Ministers an endorsement of the Understanding on a tax and fiscal package that will allow the Bayu-Undan gas development in the Timor Sea to proceed. The company is currently awaiting ratification by Australia so that finalization of gas sales arrangements can proceed. Finalization of a new treaty between Australia and East Timor would allow plans to develop the potential gas resources to move forward.

On March 12, 2002, Phillips announced that it and its co-venturers had signed a Heads of Agreement with The Tokyo Electric Power Company, Incorporated (TEPCO) and Tokyo Gas Co., Ltd. (Tokyo Gas) that would enable Phillips and its co-venturers to move forward with the gas development phase of the project when the Australian authorities ratify the tax and fiscal package. Under the terms of the agreement, the co-venturers would supply TEPCO and Tokyo Gas with three million tons per year of liquefied natural gas for a period of 17 years, utilizing natural gas from the Bayu-Undan field. First shipments would be scheduled for January 2006. The agreement would allow Phillips to go forward with plans to develop a liquefied natural gas facility near Darwin, Australia, utilizing the company's Optimized Cascade liquefied natural gas process. Final board approvals from co-venturers and formal project commitments are expected to be completed by the end of the third quarter of 2002. On March 12, Phillips also announced that, under a separate agreement, the company plans to sell a 10.08 percent interest in the unitized Bayu-Undan field to TEPCO and Tokyo Gas.

During 2001, Phillips announced that it had signed a letter of intent with El Paso Corporation contemplating El Paso's purchasing liquefied natural gas from the Greater Sunrise fields with possible transportation to markets in Southern California and northern Baja California in Mexico. A definitive purchase agreement was not reached between El Paso and the Greater Sunrise owners. However, Phillips and El Paso are continuing with plans to develop a project to build a liquefied natural gas import terminal in northern Baja California to provide access to gas markets in that region. Front-end engineering design is under way and the companies are working with federal, state, and local officials in Mexico to secure permits for the project. A decision to proceed with the terminal project is expected in the third quarter of 2002. Phillips and El Paso would each control 50 percent of the terminal capacity and each are pursuing liquefied natural gas supplies and downstream gas markets to utilize their respective shares of the capacity.

During 2001, Phillips was selected to participate in Core Venture 1 (CV-1), the largest of three proposed developments offered by the Kingdom of Saudi Arabia's Natural Gas Initiative. CV-1 would include natural gas exploration, midstream, petrochemical, and power and water investments in Saudi Arabia. Negotiations are in progress between the Kingdom and co-venturers in the CV-1 project with anticipated finalization of issues within the Preparatory Agreement in the second quarter of 2002. Phillips has a 15 percent interest in the project.

Phillips, along with BP and ExxonMobil, is evaluating the potential for a natural gas pipeline from the North Slope to the Lower 48. While, in the current economic environment, the company does not believe the project provides the desired return on investment, given the significant size and risk associated with the project, Phillips continues to search for a solution that will allow this resource to be produced. The company's net book value of these North Slope natural gas resources was $369 million at December 31, 2001.

In 2002, Phillips expects worldwide production of approximately 830,000 barrels-of-oil-equivalent per day from currently proved reserves, a slight increase over the 821,000 daily average rate for 2001.

Crude oil and natural gas prices are subject to external factors over which the company has no control, such as global economic conditions, demand growth, inventory levels, weather, competing fuel prices and the availability of supply. A worldwide economic slowdown, along with adequate inventories and an unusually warm early winter, put downward pressure on energy prices in 2001 and early 2002. Major oil exporting countries pledged production restraints in late 2001, somewhat stabilizing crude oil prices in early 2002. The warm winter and adequate natural gas storage levels have kept U.S. natural gas prices around $2 per thousand cubic feet into early 2002.

Refining margins are subject to the price of crude oil and other feedstocks, and the price of petroleum products, which are subject to market factors over which the company has no control, such as the U.S. economy; seasonal factors that affect demand, such as the summer driving months; and the levels of refining output, including refining capacity relative to demand. A weak U.S. economy and adequate supply have resulted in low refining margins in early 2002. The outlook for the remainder of 2002, for both upstream and downstream prices, is dependent on an economic recovery in the United States and worldwide, as well as the level of output from major crude oil producing nations and their compliance with pledged production restraints. Conflicts in the Middle East could also lead to price volatility in 2002.

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Phillips is including the following cautionary statement to take advantage of the "safe harbor" provisions of the PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 for any forward-looking statement made by, or on behalf of, the company. The factors identified in this cautionary statement are important factors (but not necessarily all important factors) that could cause actual results to differ materially from those expressed. Where any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, the company believes such assumptions or bases to be reasonable and makes them in good faith. Assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. Where, in any forward-looking statement, the company, or its

Management, expresses an expectation or belief as to future results, there can be no assurance that the statement of expectation or belief will result, or be achieved or accomplished.

The following are identified as important risk factors, but not all of the risk factors, that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the company:

- Plans for the further implementation of Management's announced strategy for certain of its business segments are subject to: the completion of the announced merger with Conoco Inc. (Conoco); receipt of any approvals or clearances that may be required from domestic and foreign government authorities; required disposition of assets, if any, to meet regulatory requirements; successful integration of Conoco businesses, assets, operations and personnel with those of the company; continued successful integration of the recently acquired Tosco assets; the successful development and operation of the company's current E&P projects, and the achievement of production estimates; the achievement of cost savings and synergies that are dependent on the integration of personnel, business systems and operations from the Conoco merger and the Tosco acquisition; the operation and financing of the DEFS and CPChem joint ventures; and the demand and prices for the products produced by DEFS and CPChem.
- Plans to drill wells and develop offshore or onshore exploration and production properties are subject to: the company's ability to obtain agreements with co-venturers, partners and governments and government agencies, including necessary permits; its ability to engage specialized drilling, construction and other contractors and equipment and to obtain economical and timely financing; construction of pipelines, processing and production facilities for its Bayu-Undan, Bohai Bay, Hamaca and other E&P projects; geological, land or sea conditions; world prices for oil, natural gas and natural gas liquids; adequate and reliable transportation systems, including the Trans-Alaska Pipeline System, the Valdez Marine Harbor Terminal, and the acquired and to-be-constructed crude oil tankers; and foreign and United States laws, including tax laws.
- Plans for the modernization, the debottlenecking or other improvement projects at its refineries, including the installation and operation of its proprietary sulfur removal technology implementation, and the timing of production from such plants are subject to: approval from the company's and/or subsidiaries' Boards of Directors; obtaining loans and/or project financing; the issuance by foreign, federal, state, and municipal governments, or agencies thereof; obtaining timely building, environmental and other permits; and the availability of specialized contractors, work force and equipment. Production and delivery of the company's products are subject to: domestic and worldwide prices and demand for refined products; availability of raw materials; and the availability of transportation for products in the form of pipelines, railcars, trucks or ships.
- The ability to meet liquidity requirements, including the funding of the company's capital program from borrowings, asset sales, and operations, is subject to: the negotiation and execution of various bank, project and public financings and related financing documents, the market for any such debt, and interest rates on the debt; the identification of buyers and the negotiation and execution of instruments of sale for any assets that may be identified for sale; changes in the commodity prices of the company's basic products of oil, natural gas and natural gas liquids, over which Phillips may have little or no control; its ability to operate refineries and exploration and production operations consistently and safely, with no major disruption in production or transportation of products from such operations; and the effect of foreign and domestic legislation of federal, state and municipal governments that have jurisdiction in regard to taxes, the environment and human resources.
- Estimates of proved reserves, and planned spending for maintenance and environmental remediation were developed by company personnel using the latest available information and data, and recognized techniques of estimating, including those prescribed by the U.S. Securities and Exchange Commission, generally accepted accounting principles and other applicable requirements. Estimates of project costs, cost savings and synergies were developed by the company from current information. The estimates for reserves, supplies, costs, maintenance, environmental remediation, savings and synergies can change positively or negatively as new information and data become available.

Quarterly Common Stock Prices And Cash Dividends Per Share

	Stock Price		
	High	Low	Dividends
2001			
First	**$59.00**	**51.70**	**.34**
Second	**68.00**	**52.78**	**.34**
Third	**59.86**	**50.00**	**.36**
Fourth	**60.95**	**50.66**	**.36**
2000			
First	$47.13	35.94	.34
Second	57.69	45.50	.34
Third	70.00	46.81	.34
Fourth	68.25	51.50	.34
Closing Stock Price at December 31, 2001			**$60.26**
Number of Stockholders of Record at February 28, 2002			54,195

Phillips' common stock is traded primarily on the New York, Pacific and Toronto stock exchanges.

Selected Financial Data

	Millions of Dollars Except Per Share Amounts				
	2001	2000	1999	1998	1997
Sales and other operating revenues	**$26,729**	22,690*	15,396*	13,208*	16,545*
Income before extraordinary item and cumulative effect of change in accounting principle	**1,643**	1,862	609	237	959
Per common share					
Basic	**5.61**	7.32	2.41	.92	3.64
Diluted	**5.57**	7.26	2.39	.91	3.61
Net income	**1,661**	1,862	609	237	959
Per common share					
Basic	**5.67**	7.32	2.41	.92	3.64
Diluted	**5.63**	7.26	2.39	.91	3.61
Pro forma income before extraordinary item assuming the new turnaround accounting method is applied retroactively	**1,643**	1,851	609	242	971
Per common share					
Basic	**5.61**	7.27	2.41	.94	3.69
Diluted	**5.57**	7.22	2.39	.93	3.66
Pro forma net income assuming the new turnaround accounting method is applied retroactively	**1,633**	1,851	609	242	971
Per common share					
Basic	**5.57**	7.27	2.41	.94	3.69
Diluted	**5.54**	7.22	2.39	.93	3.66
Total assets	**35,217**	20,509	15,201	14,216	13,860
Long-term debt	**8,645**	6,622	4,271	4,106	2,775
Company-obligated mandatorily redeemable preferred securities of Phillips 66 Capital Trusts I and II	**650**	650	650	650	650
Cash dividends declared per common share	**1.40**	1.36	1.36	1.36	1.34

**Restated to include excise taxes on petroleum products sales.*

See Management's Discussion and Analysis of Financial Condition and Results of Operations for a discussion of factors that will enhance an understanding of this data.

Selected Quarterly Financial Data

	Millions of Dollars				Per Share of Common Stock			
					Income Before Extraordinary Item and Cumulative Effect of Change in Accounting Principle		Net Income	
	Sales and Other Operating Revenues*	Income Before Income Taxes, Extraordinary Item and Cumulative Effect of Change in Accounting Principle	Income Before Extraordinary Item and Cumulative Effect of Change in Accounting Principle	Net Income	Basic	Diluted	Basic	Diluted
2001								
First**	**$5,281**	**1,014**	**488**	**516**	**1.91**	**1.90**	**2.02**	**2.01**
Second**	**5,312**	**1,207**	**619**	**619**	**2.42**	**2.40**	**2.42**	**2.40**
Third	**6,148**	**721**	**374**	**364**	**1.35**	**1.34**	**1.31**	**1.30**
Fourth	**9,988**	**360**	**162**	**162**	**.42**	**.42**	**.42**	**.42**
2000								
First	$5,183	542	250	250	.99	.98	.99	.98
Second	5,806	888	442	442	1.74	1.73	1.74	1.73
Third	5,589	938	426	426	1.67	1.66	1.67	1.66
Fourth	6,112	1,401	744	744	2.91	2.88	2.91	2.88

** Includes excise taxes on petroleum products sales, beginning third quarter 2001. Prior periods have been restated to conform.*

***Restated to reflect a change in the company's method of accounting for the costs of major maintenance turnarounds from the accrue-in-advance method to the expense-as-incurred method.*

In the above table, amounts for net income include certain special items, as shown in the following table:

	Special Items by Quarter — Millions of Dollars							
	First		Second		Third		Fourth	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000
Property impairments	**$—**	—	**(23)**	—	**—**	(93)	**(2)**	(2)
Net gain/(loss) on asset sales	**(3)**	7	**6**	(5)	**13**	19	**—**	143
Pending claims and settlements	**(5)**	(30)	**2**	6	**5**	(2)	**23**	10
Equity companies' special items	**(5)**	—	**32**	—	**(34)**	(2)	**(60)**	(96)
Extraordinary item	**—**	—	**—**	—	**(10)**	—	**—**	—
Cumulative effect of accounting change	**28**	—	**—**	—	**—**	—	**—**	—
Other items	**(1)**	2	**—**	2	**12**	(1)	**(26)**	(12)
Total special items	**$14**	(21)	**17**	3	**(14)**	(79)	**(65)**	43

Report of Management

Management prepared, and is responsible for, the consolidated financial statements and the other information appearing in this annual report. The consolidated financial statements present fairly the company's financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States. In preparing its consolidated financial statements, the company includes amounts that are based on estimates and judgments that Management believes are reasonable under the circumstances.

The company maintains internal controls designed to provide reasonable assurance that the company's assets are protected from unauthorized use and that all transactions are executed in accordance with established authorizations and recorded properly. The internal controls are supported by written policies and guidelines and are complemented by a staff of internal auditors. Management believes that the internal controls in place at December 31, 2001, provide reasonable assurance that the books and records reflect the transactions of the company and there has been compliance with its policies and procedures.

The company's financial statements have been audited by Ernst & Young LLP, independent auditors selected by the Audit Committee of the Board of Directors and approved by the stockholders. Management has made available to Ernst & Young LLP all of the company's financial records and related data, as well as the minutes of stockholders' and directors' meetings.

J. J. Mulva
Chairman of the Board and
Chief Executive Officer

John A. Carrig
Senior Vice President and
Chief Financial Officer

March 15, 2002

Report of Independent Auditors

The Board of Directors and Stockholders
Phillips Petroleum Company

We have audited the accompanying consolidated balance sheets of Phillips Petroleum Company as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Phillips Petroleum Company at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the financial statements, in 2001 Phillips Petroleum Company changed its method of accounting for the costs of major maintenance turnarounds.

Ernst + Young LLP

Tulsa, Oklahoma
March 15, 2002

Consolidated Statement of Income

Years Ended December 31

	Millions of Dollars		
	2001	2000	1999
Revenues			
Sales and other operating revenues*	**$26,729**	22,690	15,396
Equity in earnings of affiliated companies	**41**	114	101
Other revenues	**98**	278	180
Total Revenues	**26,868**	23,082	15,677
Costs and Expenses			
Purchased crude oil and products	**14,535**	12,131	8,182
Production and operating expenses	**2,688**	2,176	2,028
Exploration expenses	**306**	298	225
Selling, general and administrative expenses	**946**	626	665
Depreciation, depletion and amortization	**1,391**	1,179	902
Property impairments	**26**	100	69
Taxes other than income taxes*	**3,258**	2,323	2,056
Accretion on discounted liabilities	**14**	—	—
Interest expense	**338**	369	279
Foreign currency transaction losses	**11**	58	33
Preferred dividend requirements of capital trusts	**53**	53	53
Total Costs and Expenses	**23,566**	19,313	14,492
Income before income taxes, extraordinary item and cumulative effect of change in accounting principle	**3,302**	3,769	1,185
Provision for income taxes	**1,659**	1,907	576
Income Before Extraordinary Item and Cumulative Effect of Change in Accounting Principle	**1,643**	1,862	609
Extraordinary item	**(10)**	—	—
Cumulative effect of change in accounting principle	**28**	—	—
Net Income	**$ 1,661**	1,862	609
Net Income Per Share of Common Stock			
Basic			
Before extraordinary item and cumulative effect of change in accounting principle	**$ 5.61**	7.32	2.41
Extraordinary item	**(.04)**	—	—
Cumulative effect of change in accounting principle	**.10**	—	—
Net Income	**$ 5.67**	7.32	2.41
Diluted			
Before extraordinary item and cumulative effect of change in accounting principle	**$ 5.57**	7.26	2.39
Extraordinary item	**(.03)**	—	—
Cumulative effect of change in accounting principle	**.09**	—	—
Net Income	**$ 5.63**	7.26	2.39
Average Common Shares Outstanding (in thousands)			
Basic	**292,964**	254,490	252,827
Diluted	**295,016**	256,326	254,433
**Includes excise taxes on petroleum products sales*	*$ 2,679*	*1,855*	*1,825*

See Notes to Financial Statements.

Consolidated Balance Sheet

At December 31	Millions of Dollars	
	2001	2000
Assets		
Cash and cash equivalents	**$ 142**	149
Accounts and notes receivable (less allowances of $33 million in 2001 and $18 million in 2000)	**1,189**	1,553
Accounts and notes receivable — related parties	**105**	226
Inventories	**2,618**	357
Deferred income taxes	**47**	191
Prepaid expenses and other current assets	**262**	130
Total Current Assets	**4,363**	2,606
Investments and long-term receivables	**3,317**	2,999
Properties, plants and equipment (net)	**23,796**	14,784
Goodwill	**2,281**	—
Intangibles	**1,313**	—
Deferred income taxes	**9**	—
Deferred charges	**138**	120
Total	**$ 35,217**	20,509
Liabilities		
Accounts payable	**$ 2,669**	1,822
Accounts payable — related parties	**91**	92
Notes payable and long-term debt due within one year	**44**	262
Accrued income and other taxes	**941**	815
Other accruals	**797**	501
Total Current Liabilities	**4,542**	3,492
Long-term debt	**8,645**	6,622
Accrued dismantlement, removal and environmental costs	**1,142**	702
Deferred income taxes	**4,015**	1,894
Employee benefit obligations	**953**	494
Other liabilities and deferred credits	**930**	562
Total Liabilities	**20,227**	13,766
Company-Obligated Mandatorily Redeemable Preferred Securities of Phillips 66 Capital Trusts I and II	**650**	650
Common Stockholders' Equity		
Common stock — 1,000,000,000 shares authorized at $1.25 par value		
Issued (2001 — 430,439,743 shares; 2000 — 306,380,511 shares)		
Par value	**538**	383
Capital in excess of par	**9,069**	2,153
Treasury stock (at cost: 2001 — 20,725,114 shares; 2000 — 23,142,005 shares)	**(1,038)**	(1,156)
Compensation and Benefits Trust (CBT) (at cost: 2001 — 27,556,573 shares; 2000 — 27,849,430 shares)	**(934)**	(943)
Accumulated other comprehensive loss	**(255)**	(100)
Unearned employee compensation — Long-Term Stock Savings Plan (LTSSP)	**(237)**	(263)
Retained earnings	**7,197**	6,019
Total Common Stockholders' Equity	**14,340**	6,093
Total	**$ 35,217**	20,509

See Notes to Financial Statements.

Consolidated Statement of Cash Flows

Years Ended December 31

	Millions of Dollars		
	2001	2000	1999
Cash Flows From Operating Activities			
Net income	**$ 1,661**	1,862	609
Adjustments to reconcile net income to net cash provided by operating activities			
Non-working capital adjustments			
Depreciation, depletion and amortization	**1,391**	1,179	902
Property impairments	**26**	100	69
Dry hole costs and leasehold impairment	**99**	130	92
Accretion on discounted liabilities	**14**	—	—
Deferred taxes	**515**	412	160
Extraordinary loss on early retirement of debt	**10**	—	—
Cumulative effect of accounting change	**(28)**	—	—
Other	**111**	(214)	(82)
Working capital adjustments*			
Increase (decrease) in aggregate balance of accounts receivable sold	**(174)**	317	1
Decrease (increase) in other accounts and notes receivable	**1,332**	(699)	(546)
Decrease (increase) in inventories	**(289)**	(10)	16
Decrease in prepaid expenses and other current assets	**43**	84	88
Increase (decrease) in accounts payable	**(1,029)**	419	343
Increase (decrease) in taxes and other accruals	**(120)**	434	289
Net Cash Provided by Operating Activities	**3,562**	4,014	1,941
Cash Flows From Investing Activities			
Acquisitions, net of cash acquired	**80**	(6,443)	—
Capital expenditures and investments, including dry hole costs	**(3,085)**	(2,022)	(1,690)
Proceeds from contributing assets to joint ventures	—	2,061	—
Proceeds from asset dispositions	**256**	850	225
Long-term advances to affiliates and other investments	**(21)**	(208)	(17)
Net Cash Used for Investing Activities	**(2,770)**	(5,762)	(1,482)
Cash Flows From Financing Activities			
Issuance of debt	**566**	2,552	528
Repayment of debt	**(945)**	(360)	(527)
Purchase of company common stock	—	—	(13)
Issuance of company common stock	**51**	31	24
Dividends paid on common stock	**(403)**	(346)	(344)
Other	**(68)**	(118)	(86)
Net Cash Provided by (Used for) Financing Activities	**(799)**	1,759	(418)
Net Change in Cash and Cash Equivalents	**(7)**	11	41
Cash and cash equivalents at beginning of year	**149**	138	97
Cash and Cash Equivalents at End of Year	**$ 142**	149	138

**Net of acquisition and disposition of businesses.*

See Notes to Financial Statements.

Phillips Petroleum Company

Consolidated Statement of Changes in Common Stockholders' Equity

	Shares of Common Stock			Millions of Dollars							
				Common Stock				Accumulated Other Comprehensive Loss	Unearned Employee Compensation — LTSSP	Retained Earnings	Total
	Issued	Held in Treasury	Held in CBT	Par Value	Capital in Excess of Par	Treasury Stock	CBT				
December 31, 1998	306,380,511	25,259,040	29,125,863	$383	2,055	(1,259)	(987)	(13)	(303)	4,343	4,219
Net income										609	609
Other comprehensive income											
Foreign currency translation								(14)			(14)
Unrealized gain on securities, net of reclassification adjustments								(2)			(2)
Equity affiliates: Foreign currency translation								(2)			(2)
Comprehensive income											591
Cash dividends paid on common stock										(344)	(344)
Distributed under incentive compensation and other benefit plans		(849,495)	(767,605)		43	42	26			(50)	61
Recognition of LTSSP unearned compensation									17		17
Tax benefit of dividends on unallocated LTSSP shares										5	5
December 31, 1999	306,380,511	24,409,545	28,358,258	383	2,098	(1,217)	(961)	(31)	(286)	4,563	4,549
Net income										1,862	1,862
Other comprehensive income											
Foreign currency translation								(53)			(53)
Unrealized loss on securities								(1)			(1)
Equity affiliates: Foreign currency translation								(15)			(15)
Comprehensive income											1,793
Cash dividends paid on common stock										(346)	(346)
Distributed under incentive compensation and other benefit plans		(1,267,540)	(508,828)		55	61	18			(65)	69
Recognition of LTSSP unearned compensation									23		23
Tax benefit of dividends on unallocated LTSSP shares										5	5
December 31, 2000	306,380,511	23,142,005	27,849,430	383	2,153	(1,156)	(943)	(100)	(263)	6,019	6,093
Net income										**1,661**	**1,661**
Other comprehensive income											
Minimum pension liability adjustment								**(143)**			**(143)**
Foreign currency translation								**(14)**			**(14)**
Unrealized loss on securities								**(2)**			**(2)**
Hedging activities								**(4)**			**(4)**
Equity affiliates: Foreign currency translation								**(3)**			**(3)**
Derivatives related								**11**			**11**
Comprehensive income											**1,506**
Cash dividends paid on common stock										**(403)**	**(403)**
Tosco acquisition	**124,059,232**			**155**	**6,883**						**7,038**
Distributed under incentive compensation and other benefit plans		**(2,416,891)**	**(292,857)**		**33**	**118**	**9**			**(84)**	**76**
Recognition of LTSSP unearned compensation									**26**		**26**
Tax benefit of dividends on unallocated LTSSP shares										**4**	**4**
December 31, 2001	**430,439,743**	**20,725,114**	**27,556,573**	**$538**	**9,069**	**(1,038)**	**(934)**	**(255)**	**(237)**	**7,197**	**14,340**

See Notes to Financial Statements.

Note 1 — Accounting Policies

□ **Consolidation Principles and Investments** — Majority-owned, controlled subsidiaries are consolidated. Investments in affiliates in which the company owns 20 percent to 50 percent of voting control are generally accounted for under the equity method. Undivided interests in oil and gas joint ventures, pipelines and natural gas plants are consolidated on a pro rata basis. Other securities and investments are generally carried at cost.

□ **Revenue Recognition** — Revenues associated with sales of crude oil, natural gas, natural gas liquids, petroleum and chemical products, and all other items are recorded when title passes to the customer. Revenues from the production of natural gas properties in which the company has an interest with other producers are recognized based on the actual volumes sold by the company during the period. Any differences between volumes sold and entitlement volumes, based on the company's net working interest, which are deemed non-recoverable through remaining production, are recognized as accounts receivable or accounts payable, as appropriate. Cumulative differences between volumes sold and entitlement volumes are not significant. Revenues associated with royalty fees from licensed technology are recorded based either upon volumes produced by the licensee or upon the successful completion of all substantive performance requirements related to the installation of licensed technology.

□ **Reclassification** — Certain amounts in the 2000 and 1999 financial statements have been reclassified to conform with the 2001 presentation, including presenting excise taxes on petroleum products sales as a component of operating revenues and taxes other than income taxes.

□ **Use of Estimates** — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Actual results could differ from the estimates and assumptions used.

□ **Cash Equivalents** — Cash equivalents are highly liquid short-term investments that are readily convertible to known amounts of cash and have original maturities within three months from their date of purchase.

□ **Inventories** — The company has several valuation methods for its various types of inventories and consistently uses the following methods for each type of inventory. Crude oil and petroleum products inventories are valued at the lower of cost or market in the aggregate, primarily on the last-in, first-out (LIFO) basis. Any necessary lower-of-cost-or-market write-downs are recorded as permanent adjustments to the LIFO cost basis. LIFO is used to better match current inventory costs with current revenues and to meet tax-conformity requirements. Materials, supplies and other miscellaneous inventories are valued using the weighted-average-cost method, consistent with general industry practice. Merchandise inventories at the company's retail marketing outlets are valued using the first-in, first-out (FIFO) retail method, consistent with general industry practice.

□ **Derivative Instruments** — All derivative instruments are recorded on the balance sheet at fair market value in either accounts and notes receivable or accounts payable. Recognition of the gain or loss that results from recording and adjusting a derivative to fair market value depends on the purpose for issuing or holding the derivative. Gains and losses from derivatives that are not used as hedges are recognized immediately in earnings. If a derivative is used to hedge the fair value of an asset, liability, or firm commitment, the gains or losses from adjusting the derivative to its market value will be immediately recognized in earnings and, to the extent the hedge is effective, offset the concurrent recognition of changes in the fair value of the hedged item. Gains or losses from derivatives hedging cash flows will be recorded on the balance sheet in accumulated other comprehensive income/(loss) until the hedged transaction is recognized in earnings; however, to the extent the change in the value of the derivative exceeds the change in the anticipated cash flows of the hedged transaction, the excess gains or losses will be recognized immediately in earnings.

In the consolidated statement of income, gains and losses from derivatives used for trading are recorded in other revenues. Gains and losses from derivatives used for purposes other than trading are recorded in either sales and other operating revenues or purchased crude oil and products, depending on the purpose for issuing or holding the derivative.

□ **Oil and Gas Exploration and Development** — Oil and gas exploration and development costs are accounted for using the successful efforts method of accounting.

Property Acquisition Costs — Oil and gas leasehold acquisition costs are capitalized. Leasehold impairment is recognized based on exploratory experience and Management's judgment. Upon discovery of commercial reserves, leasehold costs are transferred to proved properties.

Exploratory Costs — Geological and geophysical costs and the costs of carrying and retaining undeveloped properties are expensed as incurred. Exploratory well costs are capitalized pending further evaluation of whether economically recoverable reserves have been found. If economically recoverable reserves are not found, exploratory well costs are expensed as dry holes. All exploratory wells are evaluated for economic viability within one year of well completion. Exploratory wells that discover potentially economic reserves that are in areas where a major capital expenditure would be required before production could begin, and where the economic viability of that major capital expenditure depends upon the successful completion of further exploratory work in the area, remain capitalized as long as the additional exploratory work is under way or firmly planned.

Development Costs — Costs incurred to drill and equip development wells, including unsuccessful development wells, are capitalized.

Depletion and Amortization — Leasehold costs of producing properties are depleted using the unit-of-production method based on estimated proved oil and gas reserves. Amortization of intangible development costs is based on the unit-of-production method using estimated proved developed oil and gas reserves.

□ **Intangible Assets Other Than Goodwill** — Intangible assets that have finite useful lives are amortized by the straight-line method over their useful lives. Intangible assets that have indefinite useful lives are not amortized but are tested at least annually for impairment. Intangible assets are considered impaired if the fair value of the intangible asset is lower than cost. Fair value of intangible assets is determined based on quoted market prices in active markets, if available. If quoted market prices are not available, fair value of intangible assets is determined based upon the present values of expected future cash flows using discount rates commensurate with the risks involved in the asset, or upon estimated replacement cost, if expected future cash flows from the intangible asset are not determinable.

□ **Goodwill** — Goodwill is not amortized but is tested at least annually for impairment. If the fair value of a reporting unit is less than the recorded book value of the reporting unit's assets (including goodwill), less liabilities, then a hypothetical purchase price allocation is performed on the reporting unit's assets and liabilities using the fair value of the reporting unit as the purchase price in the calculation. If the amount of goodwill resulting from this hypothetical purchase price allocation is less than the recorded amount of goodwill, the recorded goodwill is written down to the new amount. Reporting units for purposes of goodwill impairment calculations are one level below the company's operating segment level. Because quoted market prices are not available for the company's reporting units, the fair value of the reporting units is determined based upon consideration of several factors, including observed market multiples of operating cash flows and net income, the depreciated replacement cost of tangible equipment, and/or the present values of expected future cash flows using discount rates commensurate with the risks involved in the asset.

□ **Depreciation and Amortization** — Depreciation and amortization of properties, plants and equipment on producing oil and gas properties and on certain pipeline assets (those which are expected to have a declining utilization pattern) are determined by the unit-of-production method. Depreciation and amortization of all other properties, plants and equipment are determined by either the individual-unit-straight-line method or the group-straight-line method (for those individual units that are highly integrated with other units).

□ **Impairment of Properties, Plants and Equipment** — Properties, plants and equipment used in operations are assessed for impairment whenever changes in facts and circumstances indicate a possible significant deterioration in the future cash flows expected to be generated by an asset group. If, upon review, the sum of the undiscounted pretax cash flows is less than the carrying value of the asset group, the carrying value is written down to estimated fair value. Individual assets are grouped for impairment purposes at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets — generally on a field-by-field basis for exploration and production assets or at an entire complex level for downstream assets. The fair value of impaired assets is determined based on quoted market prices in active markets, if available, or upon the present values of expected future cash flows using discount rates commensurate with the risks involved in the asset group. Long-lived assets committed by Management for disposal within one year are accounted for at the lower of amortized cost or fair value, less cost to sell.

The expected future cash flows used for impairment reviews and related fair value calculations are based on estimated future production volumes, prices and costs, considering all available evidence at the date of review. If the future production price risk has been hedged, the hedged price is used in the calculations for the period and quantities hedged. The impairment review includes cash flows from proved developed and undeveloped reserves, including any development expenditures necessary to achieve that production. The price and cost outlook assumptions used in impairment reviews differ from the assumptions used in the Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserve Quantities. In that disclosure, Financial Accounting Standards Board (FASB) Statement No. 69, "Disclosures about Oil and Gas Producing Activities," requires the use of prices and costs at the balance sheet date, with no projection of future changes in those assumptions.

□ **Maintenance and Repairs** — The costs of maintenance and repairs, which are not significant improvements, are expensed when incurred. Effective January 1, 2001, turnaround costs of major producing units are expensed as incurred. Prior to 2001, the estimated turnaround costs of major producing units were accrued in other liabilities over the estimated interval between turnarounds.

□ **Shipping and Handling Costs** — The company's Exploration and Production segment includes shipping and handling costs in production and operating expenses, while the Refining, Marketing and Transportation segment records shipping and handling costs in purchased crude oil and products.

□ **Advertising Costs** — Production costs of media advertising are deferred until the first public showing of the advertisement. Advances to secure advertising slots at specific sports, racing or other events are deferred until the event occurs. All other advertising costs are expensed as incurred, unless the cost has benefits which clearly extend beyond the interim period in which the expenditure is made, in which case the advertising cost is deferred and amortized ratably over the interim periods which clearly benefit from the expenditure. By the end of the fiscal year, all such interim deferred advertising costs are fully amortized to expense.

□ **Property Dispositions** — When complete units of depreciable property are retired or sold, the asset cost and related accumulated depreciation are eliminated, with any gain or loss reflected in income. When less than complete units of depreciable property are disposed of or retired, the difference between asset cost and salvage value is charged or credited to accumulated depreciation.

□ **Dismantlement, Removal and Environmental Costs** — The estimated undiscounted costs, net of salvage values, of dismantling and removing major oil and gas production and transportation facilities, including necessary site restoration, are accrued using either the unit-of-production or the straight-line method, which is used for certain regional production transportation assets that are expected to have a straight-line utilization pattern.

Environmental expenditures are expensed or capitalized as appropriate, depending upon their future economic benefit. Expenditures that relate to an existing condition caused by past operations, and that do not have future economic benefit, are expensed. Liabilities for these expenditures are recorded on an undiscounted basis (unless acquired in a purchase business acquisition) when environmental assessments or cleanups are probable and the costs can be reasonably estimated. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

□ **Foreign Currency Translation** — Adjustments resulting from the process of translating foreign functional currency financial statements into U.S. dollars are included in accumulated other comprehensive loss in common stockholders' equity. Foreign currency transaction gains and losses are included in current earnings. Most of the company's foreign operations use their local currency as the functional currency.

□ **Income Taxes** — Deferred income taxes are computed using the liability method and are provided on all temporary differences between the financial-reporting basis and the tax basis of the company's assets and liabilities, except for temporary differences related to investments in certain foreign subsidiaries and foreign corporate joint ventures that are essentially permanent in duration. Allowable tax credits are applied currently as reductions of the provision for income taxes.

□ **Net Income Per Share of Common Stock** — Basic income per share of common stock is calculated based upon the daily weighted-average number of common shares outstanding during the year, including shares held by the LTSSP. Diluted income per share of common stock includes the above, plus "in-the-money" stock options issued under company compensation plans. Treasury stock and shares held by the CBT are excluded from the daily weighted-average number of common shares outstanding in both calculations.

Note 2 — Extraordinary Item and Accounting Change

In the third quarter of 2001, Phillips incurred an extraordinary loss of $10 million (after reduction for income taxes of $4 million) attributable to the call premium on the early retirement of its $300 million 9.18% Notes due September 15, 2021, at 104.59 percent. The redemption was funded by issuing commercial paper.

Effective January 1, 2001, the company changed its method of accounting for the costs of major maintenance turnarounds from the accrue-in-advance method to the expense-as-incurred method to reflect the impact of a turnaround in the period that it occurs. The new method is preferable because it results in the recognition of costs at the time obligations are incurred. The cumulative effect of this accounting change increased net income in 2001 by $28 million (after reduction for income taxes of $15 million).

The pro forma effects of retroactive application of the change in accounting method are presented below:

	Millions of Dollars Except Per Share Amounts		
	2001	2000	1999
Income before extraordinary item	**$ 1,643**	1,851	609
Earnings per share			
Basic	**5.61**	7.27	2.41
Diluted	**5.57**	7.22	2.39
Net income	**$ 1,633**	1,851	609
Earnings per share			
Basic	**5.57**	7.27	2.41
Diluted	**5.54**	7.22	2.39

Note 3 — Acquisition of Tosco Corporation

On September 14, 2001, Tosco Corporation (Tosco) was merged with a subsidiary of Phillips, as a result of which Phillips became the owner of 100 percent of the outstanding common stock of Tosco. Tosco's results of operations have been included in Phillips' consolidated financial statements since that date. Tosco's operations included seven U.S. refineries with a total crude oil capacity of 1.31 million barrels per day; one 75,000-barrel-per-day refinery located in Cork, Ireland; and various marketing, transportation, distribution and corporate assets.

The primary reasons for Phillips' acquisition of Tosco, and the primary factors that contributed to a purchase price that resulted in recognition of goodwill, are:

- Tosco operations would deliver earnings prospects, and potential strategic and other benefits.
- Combining the two companies' operations would provide significant cost savings.
- Adding Tosco to Phillips' Refining, Marketing and Transportation (RM&T) operations would give the segment the size, scale and resources to compete more effectively.
- The merger would transform Phillips into a stronger, more integrated oil company with the benefits of increased size and scale, improving the stability of the combined businesses' earnings in varying economic and market climates.

- The combined company would have a stronger balance sheet, improving its access to capital in the future.
- The increased cash flow and access to capital resulting from the Tosco acquisition would allow Phillips to pursue other opportunities in the future.

Based on an exchange ratio of 0.8 shares of Phillips common stock for each Tosco share, Phillips issued approximately 124.1 million common shares and 4.7 million vested employee stock options in the exchange, which increased common stockholders' equity by approximately $7 billion. The common stock was valued at $55.50 per share, which was Phillips' average common stock price over the two-day trading period before and after the February 4, 2001, public announcement of the transaction. The employee stock options were valued using the Black-Scholes option pricing model, based on assumptions prevalent at the February announcement date.

The transaction was accounted for using the purchase method of accounting as required by FASB Statement No. 141, "Business Combinations," which was issued in the second quarter of 2001. Goodwill and identifiable intangible assets recorded in the acquisition will be tested periodically for impairment as required by FASB Statement No. 142, "Goodwill and Other Intangible Assets," also issued in the second quarter of 2001.

The allocation of the purchase price to specific assets and liabilities is based, in part, upon an outside appraisal of Tosco's long-lived assets. The allocation is still preliminary at this time. The company expects to finalize the outside appraisal of the long-lived assets and the determination of the fair value of all other Tosco assets and liabilities in 2002. Deferred tax liabilities will also be finalized after the final allocation of the purchase price and the final tax basis of the assets and liabilities has been determined.

Based on the year-end 2001 preliminary purchase price allocation, the following table summarizes the fair values of the assets acquired and liabilities assumed at September 14, 2001:

	Millions of Dollars
Cash and cash equivalents	$ 103
Accounts and notes receivable	712
Inventories	1,965
Prepaid expenses and other current assets	154
Investments and long-term receivables	131
Properties, plants and equipment (including $1,718 of land)	7,673
Identifiable intangible assets	1,251
Goodwill	2,288
Deferred charges	11
Total assets	$14,288
Accounts payable	$ 1,914
Accrued income and other taxes	401
Other accruals	214
Long-term debt	2,135
Accrued environmental costs	303
Deferred income taxes	1,755
Employee benefit obligations	177
Other liabilities and deferred credits	309
Common stockholders' equity	7,080
Total liabilities and equity	$14,288

The $1,251 million of identifiable intangible assets consist primarily of marketing trade names ($655 million) and refinery air emission and operating permits ($562 million). The preliminary appraisal methodology used to value refinery air emission permits is presently under review and, depending on the outcome of that review, could result in a reallocation of purchase price between identifiable intangible assets and goodwill. Of the $1,251 million, $1,240 million has been preliminarily allocated to intangible assets not subject to amortization, while $11 million has been preliminarily allocated to intangible assets with a weighted-average amortization period of seven years.

The company has not yet determined the assignment of Tosco goodwill to specific reporting units. Currently, all Tosco goodwill is being reported as part of the RM&T reporting segment. Of the $2,288 million of goodwill, a significant portion, $1,755 million, was attributable to deferred tax liabilities, which are required to be recorded on an undiscounted basis. Therefore, a significant portion of the goodwill will be allocated to reporting units based on the sources of the book-tax differences that give rise to the deferred tax liabilities. This goodwill is not deductible for tax purposes. The remaining $533 million of true goodwill will ultimately be assigned to those reporting units that benefit from the synergies and strategic advantages of the merger.

Expected expenditures for Tosco environmental remediation activities are: $61 million in 2002, $55 million in 2003, $43 million in 2004, $34 million in 2005, and $33 million in 2006. Remaining expenditures thereafter are expected to be $150 million. The effect of inflation, net of a 5 percent discount factor, reduced the accrual by $73 million, resulting in a discounted environmental liability of $303 million at December 31, 2001.

The following unaudited pro forma summary presents information as if Tosco had been acquired at the beginning of each period presented. The pro forma amounts include certain adjustments, including recognition of depreciation and amortization based on the preliminary allocated purchase price of the properties, plants and equipment acquired; adjustment of interest for the amortization of the fair-value adjustment to debt; cessation of the amortization of deferred gains not recognizable in the purchase price allocation; accretion of discount on environmental accruals recorded at net present values; and adjustments to conform Tosco's accounting policies for major maintenance turnarounds to Phillips' expense-as-incurred method. The pro forma amounts do not reflect any benefits from economies which might be achieved from combining the operations. The pro forma information does not necessarily reflect the actual results that would have occurred had the companies been combined during the periods presented, nor is it necessarily indicative of the future results of operations of the combined companies:

	Millions of Dollars Except Per Share Amounts	
	2001	2000
Revenues	**$47,726**	51,214
Income before extraordinary item and cumulative effect of change in accounting principle	**2,127**	2,392
Net income	**2,145**	2,392
Income before extraordinary item and cumulative effect of change in accounting principle per share of common stock		
Basic	**5.59**	6.32
Diluted	**5.54**	6.26
Net income per share of common stock		
Basic	**5.64**	6.32
Diluted	**5.59**	6.26

Note 4 — Alaska Acquisition

On April 26, 2000, Phillips purchased all of Atlantic Richfield Company's (ARCO) Alaska businesses, other than three double-hulled tankers under construction and certain pipeline operations, which were acquired on August 1, 2000. The acquisition was accounted for using the purchase method of accounting. Because the purchase was retroactive to January 1, 2000, the activity from that date until the dates of closing has been reflected as adjustments to the purchase price. Results of operations for the acquired businesses were included in Phillips' income statement effective after April 26, and August 1, 2000, respectively.

Phillips used a combination of new corporate borrowings and available cash to fund the $6,441 million cash purchase price of the ARCO Alaska businesses, paid $15 million cash for acquisition-related costs, assumed $265 million of variable-rate long-term debt, and assumed working capital and various other liabilities and assets. Phillips did not receive any indemnification for environmental liabilities associated with the ARCO Alaska operations. The allocation of the purchase price to specific assets and liabilities was based, in part, on an outside appraisal of ARCO Alaska's long-lived assets. Based on the final purchase price allocation, the following table summarizes the fair values of the assets acquired and liabilities assumed during 2000:

	Millions of Dollars
Cash and cash equivalents	$ 9
Accounts and notes receivable	92
Inventories	160
Prepaid expenses and other current assets	22
Investments and long-term receivables	4
Properties, plants and equipment	7,032
Other long-term assets	7
Total assets acquired	7,326
Accounts payable	(191)
Other accruals	(94)
Long-term debt	(265)
Accrued environmental costs	(179)
Deferred income taxes	(47)
Employee benefit obligations	(48)
Other liabilities	(46)
Total liabilities assumed	(870)
Net cash paid	$6,456

No goodwill was recorded in the purchase price allocation.

The following unaudited pro forma summary presents information as if the businesses acquired on April 26, and August 1, 2000, had been acquired at the beginning of each period presented. The pro forma amounts include certain adjustments, including recognition of depreciation, depletion and amortization; interest on additional debt incurred; capitalization of interest on major projects under development; and adjustments to conform ARCO Alaska's accounting policy that capitalized the costs of enhanced oil recovery miscible injectants to Phillips' policy of expensing such injectants as incurred. The pro forma amounts do not reflect any benefits from economies which might be achieved from combining the operations. The pro forma information does not necessarily reflect the actual results that would have occurred had the businesses been combined during the periods presented, nor is it necessarily indicative of future results of operations of the combined companies:

	Millions of Dollars Except Per Share Amounts	
	2000	1999
Revenues*	$24,199	17,955
Income before income taxes	4,171	1,612
Net income	2,097	875
Net income per share of common stock		
Basic	8.24	3.46
Diluted	8.18	3.44

**Restated to include excise taxes on petroleum products sales.*

During 2001, net cash activity with BP related to the acquisition was not material. However, there was a $128 million increase in properties, plants and equipment during the period due to the additional quantification and recognition of certain non-cash liabilities of the acquired businesses, primarily an additional accrual, on a discounted basis, to cover environmental remediation activities required by the state of Alaska at exploration and production sites formerly owned by ARCO. Expected expenditures for Alaska remediation activities are: $27 million in 2002, $18 million in 2003, $16 million in 2004, $17 million in 2005, and $15 million in 2006. Remaining expenditures thereafter are expected to be $83 million. The effect of inflation, net of a 5 percent discount factor, reduced the accrual by $13 million, resulting in a discounted environmental liability of $163 million at December 31, 2001.

Note 5 — Inventories

Inventories at December 31 were:

	Millions of Dollars	
	2001	2000
Crude oil and petroleum products	**$2,241**	215
Merchandise	**144**	13
Materials, supplies and other	**233**	129
	$2,618	357

Included were inventories valued on a LIFO basis totaling $2,194 million and $205 million at December 31, 2001 and 2000, respectively. The remainder of the company's inventories are valued under various other methods, including FIFO and weighted average. The excess of current replacement cost over LIFO cost of inventories amounted to $2 million and $510 million at December 31, 2001 and 2000, respectively.

In the fourth quarter of 2001, the company recorded a $42 million before-tax, $27 million after-tax, lower-of-cost-or-market write-down of its petroleum products inventory. During 2000, certain inventory quantity reductions caused a liquidation of LIFO inventory values. This liquidation increased net income by $68 million, of which $66 million was attributable to Phillips' RM&T segment.

Inventories were significantly higher at year-end 2001, compared with year-end 2000, due to the Tosco acquisition (see Note 3 — Acquisition of Tosco Corporation).

Note 6 — Investments and Long-Term Receivables

Components of investments and long-term receivables at December 31 were:

	Millions of Dollars	
	2001	2000
Investments in and advances to affiliated companies	**$ 2,788**	2,612
Long-term receivables	**249**	153
Other investments	**280**	234
	$ 3,317	2,999

At December 31, 2001, retained earnings included $124 million related to the undistributed earnings of affiliated companies, and distributions received from affiliates were $163 million, $2,180 million and $111 million in 2001, 2000 and 1999, respectively.

Duke Energy Field Services, LLC

On March 31, 2000, Phillips combined its midstream gas gathering, processing and marketing business with the gas gathering, processing, marketing and natural gas liquids business of Duke Energy Corporation (Duke Energy) forming a new company, Duke Energy Field Services, LLC (DEFS). Duke Energy owns 69.7 percent of the new company, which it consolidates, and Phillips owns 30.3 percent. At the close of business on March 31, 2000, Phillips began accounting for its investment in the new company on the equity basis. DEFS arranged debt financing and on April 3, 2000, made one-time cash distributions to both Duke Energy and Phillips. Phillips received $1.2 billion. Duke Energy estimated the fair value of Phillips' midstream business at $1.9 billion in its purchase method accounting for the acquisition. The book value of the midstream business contributed to DEFS was $1.1 billion, but no gain was recognized in connection with the transaction because of Phillips' and Chevron Phillips Chemical Company's long-term commitment to purchase the natural gas liquids output from the former Phillips' natural gas processing plants until December 31, 2014. This purchase commitment is on an "if-produced, will-purchase" basis so has no fixed production schedule, but has been, and is expected to be, a relatively stable purchase pattern over the term of the contract. Natural gas liquids are purchased under this agreement at various published market index prices, less transportation and fractionation fees.

Phillips' consolidated results of operations include 100 percent of the activity of its gas gathering, processing and marketing business through March 31, 2000, and its 30.3 percent share of DEFS' earnings since that date. Included in operating results in 2001 and 2000 were after-tax benefits of $36 million and $27 million, respectively, representing the amortization of the $824 million basis difference between the book value of Phillips' contribution to DEFS and its 30.3 percent equity interest in DEFS. This difference is being amortized on a straight-line basis over 15 years, consistent with the remaining estimated useful lives of the properties, plants and equipment contributed to DEFS.

On August 4, 2000, DEFS, Duke Energy and Phillips agreed to modify the Limited Liability Company Agreement governing DEFS to provide for the admission of a class of preferred members in DEFS. Subsidiaries of Duke Energy and Phillips purchased new preferred member interests for $209 million and $91 million, respectively. The preferred member interests have a 30-year term, will pay a distribution yielding 9.5 percent annually, and contain provisions which require their redemption with any proceeds from an initial public offering.

Summarized financial information for DEFS (100 percent) follows:

	Millions of Dollars	
	2001	April 1, 2000 Through December 31, 2000
Revenues	**$9,598**	7,654
Income before income taxes and cumulative effect of change in accounting principle	**367**	321
Net income	**364**	318
Current assets	**1,167**	1,549
Other assets	**5,478**	4,979
Current liabilities	**1,266**	2,087
Other liabilities	**2,427**	1,720

The members of DEFS are generally taxable on their respective shares of income for U.S. and state income tax purposes. Phillips' share of income taxes incurred directly by DEFS is reported in equity in earnings, and as such is not included in income taxes in Phillips' consolidated financial statements.

Chevron Phillips Chemical Company LLC

On July 1, 2000, Phillips and ChevronTexaco Corporation, as successor to Chevron Corporation (ChevronTexaco), combined the companies' worldwide chemicals businesses, excluding ChevronTexaco's Oronite business, into a new company, Chevron Phillips Chemical Company LLC (CPChem). In addition to contributing the assets and operations included in the company's Chemicals segment, Phillips also contributed the natural gas liquids business associated with its Sweeny, Texas, Complex. Phillips and ChevronTexaco each own 50 percent of the voting and economic interests in CPChem, and on July 1, 2000, Phillips began accounting for its investment in CPChem using the equity method. CPChem accounted for the combination using the historical bases of the assets and liabilities contributed by Phillips and ChevronTexaco.

At December 31, 2001, the book value of the net assets contributed to CPChem was $3.0 billion. Phillips' 50 percent share of the total net assets of CPChem was $2.9 billion. A basis difference of $116 million is being amortized over 20 years, consistent with the remaining estimated useful lives of the properties, plants and equipment contributed to CPChem. In connection with the combination, CPChem borrowed $1.67 billion. The proceeds of the borrowing were used to make cash distributions of $835 million each to Phillips and ChevronTexaco. Also in connection with the combination, Phillips made a $70 million cash contribution to CPChem related to re-establishing the K-Resin styrene-butadiene copolymer operations contributed by Phillips. Phillips will continue to contribute approximately $3 million per month during 2002 until the K-Resin facilities can demonstrate production and sales capacity of specified quantities, or December 31, 2002, whichever occurs earlier. These cash contributions will be treated as contributed capital and reflected in the basis difference.

Phillips' consolidated results of operations include 100 percent of the activity of its chemicals business through June 30, 2000, and its 50 percent share of CPChem's earnings since that date. Also included in Phillips' 2001 and 2000 operating results were a $4 million and a $2 million after-tax reduction, respectively, for the amortization of the $116 million basis difference between the book value of Phillips' contribution to CPChem and its 50 percent interest in the equity of CPChem.

Summarized financial information for CPChem (100 percent) follows:

	Millions of Dollars	
	2001	July 1, 2000 Through December 31, 2000
Revenues	**$ 6,010**	3,463
Loss before income taxes	**(431)**	(213)
Net loss	**(480)**	(241)
Current assets	**1,551**	2,065
Other assets	**4,309**	4,608
Current liabilities	**820**	910
Other liabilities	**1,606**	1,920

The members of CPChem are generally taxable on their respective shares of income for U.S. and state income tax purposes. Phillips' share of income taxes incurred directly by CPChem is reported in equity in earnings, and as such is not included in income taxes in Phillips' consolidated financial statements.

Other Equity Investments

The company owns or owned investments in chemicals, a heavy-oil project, oil and gas transportation, coal mining, and other industries. During 2000, certain of Phillips' equity investments were contributed to the CPChem and DEFS joint ventures. As a result, the information included in the summarized financial information for other equity companies includes financial information for those equity investments only for those periods prior to the effective dates of the joint ventures.

Summarized financial information for all entities accounted for using the equity method, except DEFS and CPChem, follows:

	Millions of Dollars		
	2001	2000	1999
Revenues	**$ 1,555**	3,241	3,000
Income before income taxes	**607**	611	652
Net income	**414**	412	442
Current assets	**689**	438	1,060
Other assets	**3,949**	2,967	3,692
Current liabilities	**1,184**	510	805
Other liabilities	**1,960**	1,749	1,855

Merey Sweeny, L.P.

In August 1998, Merey Sweeny, L.P. (MSLP) was formed to build and own a 58,000-barrel-per-day coker, vacuum unit and related facilities located at Phillips' Sweeny Complex. The coker unit was operational in the fourth quarter of 2000. Phillips and the Venezuelan state oil company, Petroleos de Venezuela S.A., each hold an indirect 50 percent interest in Merey Sweeny, L.P. In 1998, 2000 and 2001, the limited partnership issued $25 million of tax-exempt bonds due 2018, 2020 and 2021, respectively. Until the senior bank debt of MSLP is repaid in full, interest and principal payments on the tax-exempt bonds are made by drawing upon a letter of credit facility that has to be immediately reimbursed by the two partners in MSLP. Phillips' December 31, 2001 and 2000, balance sheets included $38 million and $25 million, respectively, of long-term debt as a result of the company's primary obligor support of its 50 percent share of these financings. During 1999, MSLP issued $350 million of 8.85% Bonds due 2019 and entered into a 15-year, $80 million bank facility. The bank facility's commitment was reduced to $75 million on December 18, 2001, according to the terms of the facility. At December 31, 2001, no funds had been drawn under the bank facility. In February 2002, MSLP reduced the credit facility to $25 million. The proceeds of the bond issues were used to fund the construction of the coker and related refinery improvements. Any additional expenditures will be funded through the bank facility, equity contributions or cash from operations. In connection with any financing, the partners made capital contributions to the partnership on a pro rata joint-and-several basis to the extent necessary to successfully complete construction. When startup certification is achieved, the bonds become non-recourse to the two MSLP owners and the bondholders can then look only to MSLP's cash flows for payment.

Hamaca Holding LLC

During 2000, Phillips and ChevronTexaco, as successor to Texaco Inc. (ChevronTexaco), formed Hamaca Holding LLC, which holds the companies' 70 percent ownership interests in the Hamaca heavy-oil project in Venezuela. The other 30 percent ownership interest in the Hamaca project is held by Petroleos de Venezuela S.A. Hamaca Holding LLC participates, on behalf of its two owners, in both the development of the heavy-oil field and the operations to upgrade the heavy oil into a marketable, medium-grade oil and in the placement of joint project financing. Phillips owns approximately 57 percent of Hamaca Holding LLC and accounts for it using the equity method of accounting, as control is shared equally with ChevronTexaco.

In the second quarter of 2001, Hamaca Holding LLC and its co-venturer in the Hamaca project secured approximately $1.1 billion in debt financing for the project. The Export-Import Bank of the United States provided a guarantee supporting a 17-year-term $628 million bank facility. Additionally, an unguaranteed $470 million 14-year-term commercial bank facility was arranged for the project. At December 31, 2001, $633 million had been drawn under these credit facilities.

The proceeds of these joint financings are being used to partially fund the development of the heavy-oil field and the construction of pipelines and a heavy-oil upgrader. The remaining necessary funding will be provided by capital contributions from the co-venturers on a pro rata basis to the extent necessary to successfully complete construction. Once completion certification is achieved the joint project financings become non-recourse to the co-venturers and the lenders under those facilities can then look only to the Hamaca project's cash flows for payment.

Note 7 — Properties, Plants and Equipment

The company's investment in properties, plants and equipment (PP&E), with accumulated depreciation, depletion and amortization (DD&A), at December 31 was:

	Millions of Dollars					
	2001			2000		
	Gross PP&E	DD&A	Net PP&E	Gross PP&E	DD&A	Net PP&E
E&P	**$20,995**	**7,870**	**13,125**	19,217	7,185	12,032
GPM	**—**	**—**	**—**	—	—	—
RM&T	**13,941**	**3,514**	**10,427**	4,708	2,174	2,534
Chemicals	**—**	**—**	**—**	—	—	—
Corporate and Other	**493**	**249**	**244**	458	240	218
	$35,429	**11,633**	**23,796**	24,383	9,599	14,784

Net properties, plants and equipment increased approximately $9 billion during 2001, primarily due to the acquisition of Tosco (see Note 3 — Acquisition of Tosco Corporation).

Note 8 — Other Comprehensive Income

The components and allocated tax effects of other comprehensive income (loss) follow:

	Millions of Dollars		
	Before-Tax	Tax Expense	After-Tax
2001			
Minimum pension liability adjustment	**$ (220)**	**(77)**	**(143)**
Unrealized loss on securities	**(3)**	**(1)**	**(2)**
Foreign currency translation adjustments	**(14)**	**—**	**(14)**
Hedging activities	**(4)**	**—**	**(4)**
Equity affiliates:			
Foreign currency translation	**(3)**	**—**	**(3)**
Derivatives related	**17**	**6**	**11**
Other comprehensive income	**$ (227)**	**(72)**	**(155)**
2000			
Unrealized loss on securities	$ (2)	(1)	(1)
Foreign currency translation adjustments	(53)	—	(53)
Equity affiliates:			
Foreign currency translation	(15)	—	(15)
Other comprehensive income	$ (70)	(1)	(69)
1999			
Unrealized gain on securities			
Unrealized gain arising during the period	$ 3	1	2
Less: reclassification adjustment for gains realized in net income	6	2	4
Net change	(3)	(1)	(2)
Foreign currency translation adjustments	(14)	—	(14)
Equity affiliates:			
Foreign currency translation	(2)	—	(2)
Other comprehensive income	$ (19)	(1)	(18)

At year-end 2001, a minimum pension liability adjustment was required for certain of the company's domestic pension plans and for its plan covering employees in the United Kingdom. For these plans, accumulated benefit obligations exceeded the fair value of plan assets by $383 million, compared with a net liability recognized in the balance sheet of $102 million. After reductions for amounts charged to intangible assets ($61 million) and deferred taxes ($77 million), a charge to accumulated other comprehensive loss of $143 million was recorded.

Deferred taxes have not been provided on temporary differences related to foreign currency translation adjustments for investments in certain foreign subsidiaries and foreign corporate joint ventures that are essentially permanent in duration.

Unrealized gains on securities relate to available-for-sale securities held by irrevocable grantor trusts that fund certain of the company's domestic, non-qualified supplemental key employee pension plans.

Accumulated other comprehensive loss in the equity section of the balance sheet included:

	Millions of Dollars	
	2001	2000
Minimum pension liability adjustment	**$ (143)**	—
Foreign currency translation adjustments	**(84)**	(70)
Unrealized gain on securities	**4**	6
Deferred net hedging loss	**(4)**	—
Equity affiliates:		
Foreign currency translation	**(39)**	(36)
Derivatives related	**11**	—
Accumulated other comprehensive loss	**$ (255)**	(100)

Note 9 — Property Impairments

During 2001, 2000 and 1999, the company recognized the following before-tax impairment charges in its E&P segment:

	Millions of Dollars		
	2001	2000	1999
Denmark — Siri field	**$23**	—	—
Venezuela — Ambrosio field	**—**	87	—
U.S. properties, primarily Gulf of Mexico and Gulf Coast area	**—**	13	11
United Kingdom offshore properties	**—**	—	30
Other E&P	**3**	—	28
	$26	100	69

After-tax, the above impairment charges were $25 million in 2001, $95 million in 2000, and $34 million in 1999.

In the second quarter of 2001, the company committed to a plan to sell its 12.5 percent interest in the Siri oil field, offshore Denmark, triggering a write-down of the field's assets to fair market value. The sale closed in early 2002. The company also recorded a property impairment on a crude oil tanker that was sold in the fourth quarter of 2001.

The company recorded an impairment of its Ambrosio field, located in Lake Maracaibo, Venezuela, in 2000. The Ambrosio field exploitation program did not achieve originally premised results. The $87 million impairment charge was based on the difference between the net book value of the investment and the discounted value of estimated future cash flows. The remaining property impairments in 2000 were related to fields in the United States, and were prompted by disappointing drilling results or negative oil and gas reserve revisions.

The U.S. E&P impairment charges in 1999 were primarily related to the Agate subsalt field in the Gulf of Mexico, where a downhole well failure resulted in the shutdown of the field. The

U.K. E&P impairment charges in 1999 were primarily related to the Renee and Maureen fields. The Renee impairment was triggered by an unsuccessful development well, while the Maureen impairment resulted from upward revisions of platform dismantlement costs. Other E&P impairments in 1999 were caused by upward revisions of decommissioning costs related to outlying fields in the Ekofisk area.

Note 10 — Accrued Dismantlement, Removal and Environmental Costs

At December 31, 2001 and 2000, the company had accrued $776 million and $681 million, respectively, of dismantlement and removal costs, primarily related to worldwide offshore production facilities and to production facilities in Alaska. Estimated total future dismantlement and removal costs at December 31, 2001, were $2,827 million, compared with $2,570 million in 2000. These costs are accrued primarily on the unit-of-production method.

Phillips had accrued environmental costs, primarily related to cleanup of ponds and pits at domestic refineries and underground storage tanks at U.S. service stations, and remediation activities required by the state of Alaska at exploration and production sites formerly owned by ARCO, of $388 million and $78 million at December 31, 2001 and 2000, respectively. Phillips had also accrued $136 million and $40 million of environmental costs associated with discontinued or sold operations at December 31, 2001 and 2000, respectively. Also, $12 million and $6 million were included at December 31, 2001 and 2000, respectively, for sites where the company has been named a Potentially Responsible Party. At December 31, 2001 and 2000, $3 million had been accrued for other environmental litigation.

Total environmental accruals at December 31, 2001 and 2000, were $539 million and $127 million, respectively. The 2001 increase in accrued environmental costs of $412 million is primarily the result of Phillips' recent acquisition of Tosco on September 14, 2001. Accruals totaling approximately $303 million were added as a result of that transaction. Earlier in the year, the company's accrual was increased by approximately $107 million for remediation activities required by the state of Alaska at exploration and production sites formerly owned by ARCO. Because these accruals relate to environmental conditions that existed when Phillips acquired Tosco and the Alaska businesses, the charges impacted the allocation of the purchase price of each acquisition, not the company's net income.

Of the total $1,315 million of accrued dismantlement, removal and environmental costs at December 31, 2001, $173 million was classified as a current liability on the balance sheet, under the caption "Other accruals." At year-end 2000, $106 million was classified as current.

Note 11 — Debt

Long-term debt at December 31 was:

	Millions of Dollars	
	2001	2000
9⅜% Notes due 2011	**$ 350**	350
9.18% Notes due September 15, 2021	—	300
9% Notes due 2001	—	250
8.86% Notes due May 15, 2022	**250**	250
8.75% Notes due 2010	**1,350**	1,350
8.5% Notes due 2005	**1,150**	1,150
8.49% Notes due January 1, 2023	**250**	250
8.25% Mortgage Bonds due May 15, 2003*	**150**	—
8.125% Notes due 2030*	**600**	—
7.92% Notes due April 15, 2023	**250**	250
7.9% Notes due 2047*	**100**	—
7.8% Notes due 2027*	**300**	—
7.625% Notes due 2006*	**240**	—
7.25% Notes due 2007*	**200**	—
7.20% Notes due November 1, 2023	**250**	250
7.125% Debentures due March 15, 2028	**300**	300
7% Debentures due 2029	**200**	200
6.65% Notes due March 1, 2003	**100**	100
6.65% Debentures due July 15, 2018	**300**	300
6⅜% Notes due 2009	**300**	300
5⅝% Marine Terminal Revenue Bonds, Series 1977 due 2007	**18**	18
Commercial paper and revolving debt due to banks and others through 2006 at 2.05% – 7.90%	**1,081**	515
Guarantee of LTSSP bank loan payable at 2.36% – 7.10%	**322**	349
Note payable to Merey Sweeny, L.P. at 7%	**133**	111
Marine Terminal Revenue Refunding Bonds at 1.45% – 5.05%	**265**	265
Capitalized leases and other	**121**	42
Net unamortized debt premium (discount)	**109**	(16)
Total debt	**8,689**	6,884
Notes payable and long-term debt due within one year	**(44)**	(262)
Long-term debt	**$8,645**	6,622

**Debt assumed in the Tosco acquisition completed on September 14, 2001.*

Maturities in 2002 through 2006 are: $44 million (included in current liabilities), $264 million, $7 million, $1,154 million and $1,349 million, respectively.

During 2001, Phillips redeemed its $300 million 9.18% Notes due September 15, 2021, at 104.59 percent, retired its $250 million 9% Notes due 2001, and assumed $2.1 billion of debt with the acquisition of Tosco. After amortization of the fair-value-adjustment premiums, the fixed-rate debt had a weighted-average effective interest rate of 7.3 percent.

In October 2001, Phillips entered into two new revolving bank credit facilities: a five-year credit agreement providing for commitments not to exceed $1.5 billion; and a 364-day credit agreement for commitments not to exceed $1.5 billion. The $3 billion of new credit facilities replaced all those that were previously available, including a $1 billion facility assumed as part of the Tosco transaction. All previous facilities were canceled subsequent to the effectiveness of the new facilities. The new facilities are available for use either as direct bank borrowings or as support for the issuance of commercial paper.

At December 31, 2001, Phillips had $1,081 million of commercial paper outstanding, supported by the long-term credit facility. This amount approximates fair market value.

As of December 31, 2001, the company's wholly owned subsidiary, Phillips Petroleum Company Norway, had no outstanding debt under its two $300 million revolving credit facilities expiring in June 2004.

Depending on the credit facility, borrowings may bear interest at a margin above rates offered by certain designated banks in the London interbank market or at margins above certificate of deposit or prime rates offered by certain designated banks in the United States. The agreements call for commitment fees on available, but unused, amounts. The agreements also contain early termination rights if the company's current directors or their approved successors cease to be a majority of the Board of Directors (Board).

At December 31, 2001, $322 million was outstanding under the company's Long-Term Stock Savings Plan (LTSSP) term loan, which will require annual installments beginning in 2007 and continue through 2015. Under this bank loan, any participating bank in the syndicate of lenders may cease to participate on December 5, 2004, by giving not less than 180 days' prior notice to the LTSSP and the company. The company does not anticipate a cessation of participation by the lenders, and plans to commence scheduled repayments beginning in 2007.

Each bank participating in the LTSSP loan has the optional right, if the current company directors or their approved successors cease to be a majority of the Board, and upon not less than 90 days' notice, to cease to participate in the loan. Under the above conditions, such banks' rights and obligations under the loan agreement must be purchased by the company if not transferred to a bank of the company's choice. See Note 17 — Employee Benefit Plans for additional discussion of the LTSSP.

Note 12 — Contingencies

In the case of all known contingencies, the company accrues an undiscounted liability when the loss is probable and the amount is reasonably estimable. These liabilities are not reduced for potential insurance recoveries. If applicable, undiscounted receivables are accrued for probable insurance or other third-party recoveries. Based on currently available information, the company believes that it is remote that future costs related to known contingent liability exposures will exceed current accruals by an amount that would have a material adverse impact on the company's financial statements.

As facts concerning contingencies become known to the company, the company reassesses its position both with respect to accrued liabilities and other potential exposures. Estimates that are particularly sensitive to future change include contingent liabilities recorded for environmental remediation, tax and legal matters. Estimated future environmental remediation costs are subject to change due to such factors as the unknown magnitude of cleanup costs, the unknown time and extent of such remedial actions that may be required, and the determination of the company's liability in proportion to that of other responsible parties. Estimated future costs related to tax and legal matters are subject to change as events evolve and as additional information becomes available during the administrative and litigation processes.

Environmental — The company is subject to federal, state and local environmental laws and regulations. These may result in obligations to remove or mitigate the effects on the environment of the placement, storage, disposal or release of certain chemical, mineral and petroleum substances at various sites.

When the company prepares its financial statements, accruals for environmental liabilities are recorded based on Management's best estimate using all information that is available at the time. Loss estimates are measured and liabilities are based on currently available facts, existing technology, and presently enacted laws and regulations, taking into consideration the likely effects of inflation and other societal and economic factors. Also considered when measuring environmental liability are the company's prior experience in remediation of contaminated sites, other companies' cleanup experience and data released by the Environmental Protection Agency (EPA) or other organizations. Unasserted claims are reflected in Phillips' determination of environmental liabilities and are accrued in the period that they are both probable and reasonably estimable.

Although liability of those potentially responsible is generally joint and several for federal sites and frequently so for state sites, the company is usually but one of many companies cited at a particular site. Due to the joint and several liabilities, the company could be responsible for all of the cleanup costs at any site which it has been designated as a potentially responsible party. If Phillips was solely responsible, the costs, in some cases, could be material to its, or one of its segments' operations, capital resources or liquidity. However, settlements and costs incurred in matters that previously have been resolved have not been materially significant to the company's results of operations or financial condition. The company has, to date, been successful in sharing cleanup costs with other financially sound companies. Many of the sites at which the company is potentially responsible are still under investigation by the EPA or the state agencies concerned. Prior to actual cleanup, those potentially responsible normally assess the site conditions, apportion responsibility and determine the appropriate remediation. In some instances, Phillips may have no liability or attain a settlement of liability. Where it appears that other potentially responsible parties may be financially unable to bear their proportional share, this inability has been considered in estimating Phillips' potential liability and accruals have been adjusted accordingly.

Upon Phillips' acquisition of Tosco on September 14, 2001, the assumed environmental obligations of Tosco, some of which are mitigated by indemnification agreements, became contingencies reportable on a consolidated basis by Phillips. Beginning with the acquisition of the Bayway refinery in 1993, but excluding the Alliance refinery acquisition, Tosco negotiated, as part of its acquisitions, environmental indemnification from the former owners for remediating contamination that occurred prior to the respective acquisition dates. Some of the environmental indemnifications are subject to caps and time limits. No accruals have been recorded for any potential contingent liabilities that will be funded by the prior owners under these indemnifications.

As part of Tosco's acquisition of Unocal's West Coast petroleum refining, marketing, and related supply and transportation assets in March 1997, Tosco agreed to pay the first $7 million per year of any environmental remediation liabilities at the acquired sites arising out of, or relating to, the period prior to the transaction's closing, plus 40 percent of any amount in excess of $7 million per year, with Unocal paying the remaining 60 percent per year. This indemnification agreement with Unocal has a 25-year term and Phillips has a maximum cap, adjusted for amounts paid through December 31, 2001, of $140 million of environmental remediation costs that Phillips has to fund during the remainder of the agreement period.

The company is currently participating in environmental assessments and cleanup under these laws at federal Superfund and comparable state sites. After an assessment of environmental exposures for cleanup and other costs, the company makes accruals on an undiscounted basis (unless acquired in a purchase business combination) for planned investigation and remediation activities for sites where it is probable that future costs will be incurred and these costs can be reasonably estimated. At December 31, 2001, contingent liability accruals of $11 million had been made for the company's PRP sites, and $3 million for other environmental contingent liabilities. Accrued environmental liabilities will be paid over periods extending as far as 30 years in the future. These accruals have not been reduced for possible insurance recoveries. In the future, the company may be involved in additional environmental assessments, cleanups and proceedings.

Other Legal Proceedings — The company is a party to a number of other legal proceedings pending in various courts or agencies for which, in some instances, no provision has been made.

Other Contingencies — The company has contingent liabilities resulting from throughput agreements with pipeline and processing companies in which it holds stock interests. Under these agreements, Phillips may be required to provide any such company with additional funds through advances and penalties for fees related to throughput capacity not utilized by Phillips.

Note 13 — Financial Instruments and Derivative Contracts

Derivative Instruments and Other Contracts

The company and certain of its subsidiaries may use financial and commodity-based derivative contracts to manage exposures to fluctuations in foreign currency exchange rates, commodity prices, and interest rates or to exploit favorable market conditions. During the third quarter of 2001, Phillips' Board of Directors revised its policy governing the use of derivative instruments. The revised policy prohibits the holding or issuing of highly complex or leveraged derivatives, as did the previous policy, and unless approved by the Chief Executive Officer, all derivative instruments used by the company must not contain embedded financing features and must be sufficiently liquid that comparable valuations are readily available. The policy also requires the Chief Executive Officer to establish the maximum derivative position limits for Phillips and requires the company's Risk Management Steering Committee, comprised of senior management, to monitor the use and effectiveness of derivatives. The Audit Committee of the company's Board of Directors periodically reviews the derivatives policy and compliance with the policy.

FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement No. 133), as amended, requires companies to recognize all derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it meets the qualifications for, and has been designated as, a hedge, and the type of hedge. Phillips elected not to use hedge accounting for derivative contracts used in the company's risk management programs during 2001, except for the two programs noted below. All gains and losses, realized or unrealized, from derivative contracts not designated as hedges have been recognized in the statement of income. Assets and liabilities resulting from derivative contracts open at December 31, 2001, appear as receivables or payables on the balance sheet. The amount related to hedging activity in other comprehensive income is the net loss from the cash-flow hedges of the company's hedge of the Brazilian real, discussed below. Phillips had no cumulative effect of accounting change as a result of adopting Statement No. 133, as of January 1, 2001.

Statement No. 133 also requires purchase and sales contracts for commodities that are readily convertible to cash (e.g., crude oil, natural gas, and gasoline) to be recorded on the balance sheet as derivatives unless the contracts are for quantities expected to be used or sold by the company over a reasonable period in the normal course of business and the company has documented its intent to apply this exception. Phillips generally applies this exception to all eligible purchase and sales contracts; however, the company may elect not to apply this exception if a derivative instrument will be used to hedge the contract but hedge accounting will not be applied. When this occurs, the purchase or sale contract will be recorded on the balance sheet as a derivative in accordance with the preceding paragraph.

Financial Derivative Contracts — During the third quarter of 2001, the company used hedge accounting to record the results of using a forward-exchange contract to hedge the exposure to fluctuations in the exchange rate between the U.S. dollar and Brazilian real, resulting from a firm commitment to pay reals to acquire an exploratory lease. The hedge was closed in August 2001, upon payment of the lease bonus. Results from the hedge appear in Accumulated Other Comprehensive Loss on the balance sheet and will be reclassified into earnings concurrent with the amortization or write-down of the lease bonus, but no portion of this amount is expected to be reclassified during 2002. No component of the hedge results was excluded from the assessment of hedge effectiveness, and no gain or loss was recorded in earnings from hedge ineffectiveness.

The company on occasion uses forward-exchange contracts or collars to manage exposures to currency-exchange-rate fluctuations associated with certain assets, liabilities and firm commitments for which hedge accounting was not used. During 2001, Phillips used derivative contracts to manage exposures to: 1) exchange-rate fluctuations between U.S. and Australian dollars to fund an Australian acquisition; and 2) exchange-rate fluctuations between revenues received in U.S. dollars and various European currencies and the company's Norwegian subsidiary's expenditures payable in kroner. Results from this activity appear in foreign currency transaction gains and losses on the statement of income.

Commodity Derivative Contracts — During the last four months of 2001, the company used hedge accounting for West Texas Intermediate crude oil (WTI) futures designated as fair-value hedges of firm commitments to sell WTI at Cushing, Oklahoma. The changes in the fair values of the futures and the firm commitments have been recognized in income. No component of the futures gain or loss was excluded from the assessment of hedge effectiveness, and the amount recognized in earnings during the year from ineffectiveness was immaterial.

Phillips also used various derivative instruments to manage exposures to commodity price fluctuations for which hedge accounting was not used. Futures, swaps, options, and fixed-price contracts were used to lock in future sales prices for crude oil, motor fuel, distillates, propane, butane and other light ends, blending components, and residual fuels, and also to lock in margins (e.g., the spread between the cost of feedstock purchased and refined products sold). These instruments were also used to manage the exposure to changes in the value of physical inventory. In addition, the company uses futures contracts to exploit favorable market conditions.

Credit Risk

The company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash equivalents, over-the-counter derivative contracts, and trade receivables. Phillips' cash equivalents, which are placed in high-quality money market funds and time deposits with major international banks and financial institutions, are generally not maintained at levels material to the company's financial position. The credit risk from the company's over-the-counter derivative contracts, such as forwards and swaps, derives from the counterparty to the transaction, typically a major bank or financial institution. Phillips does not anticipate non-performance by any of these counterparties, none of whom does sufficient volume with the company to create a significant concentration of credit risk. Phillips also uses futures contracts, but futures have a negligible credit risk because they are traded on the New York Mercantile Exchange or the International Petroleum Exchange of London Limited.

The company's trade receivables result primarily from its petroleum operations and reflect a broad customer base, both nationally and internationally. At December 31, 2001, the amount of trade receivables owed to Phillips or its U.S. subsidiaries, excluding credit card receivables, by companies directly or indirectly exposed to the U.S. market for oil, gas, and refined products was less than $700 million. The majority of these receivables have payment terms of 30 days or less, and the company continually monitors this exposure and the creditworthiness of the counterparties. Phillips does not generally require collateral to limit the exposure to loss; however, Phillips uses master netting arrangements to mitigate credit risk with counterparties that both buy from and sell to the company, as these agreements permit the amounts owed by Phillips to be offset against amounts due to the company.

Fair Values of Financial Instruments

The company used the following methods and assumptions to estimate the fair value of its financial instruments:

Cash and cash equivalents: The carrying amount reported on the balance sheet approximates fair value.

Accounts and notes receivable: The carrying amount reported on the balance sheet approximates fair value.

Debt and mandatorily redeemable preferred securities: The carrying amount of the company's floating-rate debt approximates fair value. The fair value of the fixed-rate debt and mandatorily redeemable preferred securities is estimated based on quoted market prices.

Swaps: Fair value is estimated based on forward market prices and approximates the net gains and losses that would have been realized if the contracts had been closed out at year-end. When forward market prices are not available, they are estimated using the forward prices of a similar commodity with adjustments for differences in quality or location.

Forward-exchange contracts: Fair value is estimated by comparing the contract rate to the forward rate in effect on December 31 and approximates the net gains and losses that would have been realized if the contracts had been closed out at year-end.

Certain company financial instruments at December 31 were:

	Millions of Dollars			
	Carrying Amount		Fair Value	
	2001	2000	**2001**	2000
Financial assets				
Futures	$ —	1	—	1
Swaps	5	*	5	*
Options or collars	—	*	—	*
Financial liabilities				
Total debt, excluding capital leases	8,659	6,884	9,180	7,153
Mandatorily redeemable preferred securities	650	650	662	567
Futures	5	—	5	—
Swaps	2	—	2	—
Options	*	—	*	—

**Indicates amount was less than $1 million.*

Note 14 — Preferred Stock

Company-Obligated Mandatorily Redeemable Preferred Securities of Phillips 66 Capital Trusts

During 1996 and 1997, the company formed two statutory business trusts, Phillips 66 Capital I (Trust I) and Phillips 66 Capital II (Trust II), in which the company owns all common stock. The Trusts exist for the sole purpose of issuing securities and investing the proceeds thereof in an equivalent amount of subordinated debt securities of Phillips. Phillips established the two trusts to raise funds for general corporate purposes.

On May 29, 1996, Trust I completed a $300 million underwritten public offering of 12,000,000 shares of 8.24% Trust Originated Preferred Securities (Preferred Securities). The sole asset of Trust I is $309 million of Phillips' 8.24% Junior Subordinated Deferrable Interest Debentures due 2036 (Subordinated Debt Securities I), purchased by Trust I on May 29, 1996. On January 17, 1997, Trust II completed a $350 million underwritten public offering of 350,000 shares of 8% Capital Securities (Capital Securities). The sole asset of

Trust II is $361 million of the company's 8% Junior Subordinated Deferrable Interest Debentures due 2037 (Subordinated Debt Securities II) purchased by Trust II on January 17, 1997.

The Subordinated Debt Securities I are due May 29, 2036, and are redeemable in whole, or in part, at the option of Phillips, on or after May 29, 2001, at a redemption price of $25 per share, plus accrued and unpaid interest. The Subordinated Debt Securities II are due January 15, 2037, and are redeemable in whole, or in part, at the option of Phillips, on or after January 15, 2007, at a redemption price of $1,000 per share, plus accrued and unpaid interest.

Subordinated Debt Securities I and II are unsecured obligations of Phillips, equal in right of payment but subordinate and junior in right of payment to all present and future senior indebtedness of Phillips.

The subordinated debt securities and related income statement effects are eliminated in the company's consolidated financial statements. When the company redeems the subordinated debt securities, Trusts I and II are required to apply all redemption proceeds to the immediate redemption of the Trusts' Securities. Phillips fully and unconditionally guarantees the Trusts' obligations under the Preferred and Capital Securities.

Preferred Stock

Phillips has 300 million shares of preferred stock authorized, none of which was issued or outstanding at December 31, 2001, or 2000.

Note 15 — Preferred Share Purchase Rights

Phillips' Board of Directors authorized and declared a dividend of one preferred share purchase right for each common share outstanding on August 1, 1999, and authorized and directed the issuance of one right per common share for any shares issued after that date. The rights, which expire July 31, 2009, will be exercisable only if a person or group acquires 15 percent or more of the company's common stock or announces a tender offer that would result in ownership of 15 percent or more of the common stock. Each right would entitle stockholders to buy one one-hundredth of a share of preferred stock at an exercise price of $180. In addition, the rights enable holders to either acquire additional shares of Phillips common stock or purchase the stock of an acquiring company at a discount, depending on specific circumstances. The rights may be redeemed by the company in whole, but not in part, for one cent per right. In connection with its approval of the proposed merger transaction among Phillips and Conoco Inc. (Conoco), the Board of Directors approved amendments to the rights that would render them inoperative in connection with the proposed merger with Conoco.

Note 16 — Non-Mineral Leases

The company leases ocean transport vessels, tank railcars, corporate aircraft, service stations, computers, office buildings and other facilities and equipment. Phillips has sale-leaseback transactions involving office buildings, corporate aircraft, retail service stations, railroad tank cars, and ocean-going vessels. Certain leases include escalation clauses for adjusting rentals to reflect changes in price indices, as well as renewal options and/or options to purchase the leased property for the fair market value at the end of the lease term. There are no significant restrictions on Phillips imposed by the leasing agreements in regards to dividends, asset dispositions or borrowing ability. Leased assets under capital leases in the gross and net amounts of $31 million and $24 million, respectively, were included in the RM&T segment's "properties, plants and equipment" balance at December 31, 2001.

Phillips has leasing arrangements with several special purpose entities (SPEs) that are third-party trusts established by a trustee and funded by financial institutions. Other than the leasing arrangement, Phillips has no other direct or indirect relationship with the trusts or their investors. Each SPE from which Phillips leases assets is funded by at least 3 percent substantive third-party residual equity capital investment, which is at-risk during the entire term of the lease. Except in an event of default under the terms of the lease agreements, there are not any circumstances at this time under which Phillips would be required to record the assets and/or liabilities of the SPEs in its financial statements in the future, based on the terms and provisions within the various arrangements. Phillips considers an event of default under the terms of the lease agreements to be remote. Phillips does have various purchase options to acquire the leased assets from the SPEs at the end of the lease term, but those purchase options are not required to be exercised by Phillips under any circumstances.

At December 31, 2001, future minimum rental payments due under non-cancelable leases were:

	Millions of Dollars	
	Operating Leases	Capital Leases
2002	$ 431	9
2003	389	9
2004	328	9
2005	277	10
2006	220	10
Remaining years	1,116	150
Total	2,761	197
Less imputed interest		99
Less current portion of capital leases		1
Long-term capital lease obligations*		$ 97
Less income from subleases	583	
Net minimum operating lease payments	$2,178	

**Includes $67 million of above-market capital lease obligations acquired in an acquisition, which are presented as part of Other liabilities and deferred credits on the balance sheet.*

The above amounts exclude guaranteed residual value payments totaling $197 million in 2003, $262 million in 2004, $866 million in 2005, $52 million in 2006, and $434 million in the remaining years due at the end of lease terms, which would be reduced by the fair market value of the leased assets returned.

Phillips has agreements with a shipping company for the long-term chartering of five crude oil tankers that are currently under construction. The charters will be accounted for as operating leases upon delivery, which is expected in the third and fourth quarters of 2003. If the completed tankers are not delivered to Phillips before specified dates in 2004, the chartering commitments are cancelable by Phillips. Upon delivery, the base term of the charter agreements is 12 years, with certain renewal options by Phillips. Phillips has options to cancel the charter agreements at any time, including during construction or after delivery. After delivery, if Phillips were to exercise its cancellation options, the company's maximum commitment for the five tankers together would be $92 million. If Phillips does not exercise its cancellation options, the total operating lease commitment over the 12-year term for the five tankers would be $383 million on an estimated bareboat basis.

Operating lease rental expense for years ended December 31 was:

	Millions of Dollars		
	2001	2000	1999
Total rentals	**$271**	128	143
Less sublease rentals	**22**	2	2
	$249	126	141

Contingent rentals were not significant in any year presented.

Note 17 — Employee Benefit Plans

Pension and Postretirement Plans

An analysis of the projected benefit obligations for the company's pension plans and accumulated benefit obligations for its postretirement health and life insurance plans follows:

	Millions of Dollars			
	Pension Benefits		Other Benefits	
	2001	2000	**2001**	2000
Change in Benefit Obligation				
Benefit obligation at January 1	**$1,377**	1,314	**140**	132
Service cost	**55**	48	**4**	2
Interest cost	**106**	98	**11**	9
Plan participant contributions	**1**	1	**11**	11
Plan amendments	**6**	32	**21**	—
Actuarial loss	**169**	65	**14**	13
Acquisitions	**277**	18	**68**	1
Divestitures	**—**	(64)	**—**	(6)
Benefits paid	**(143)**	(103)	**(31)**	(24)
Curtailment	**(2)**	—	**—**	1
Settlement	**—**	(4)	**—**	—
Recognition of termination benefits	**11**	6	**1**	1
Foreign currency exchange rate change	**(8)**	(34)	**—**	—
Benefit obligation at December 31	**$1,849**	1,377	**239**	140
Accumulated benefit obligation portion of above at December 31	**$1,466**	1,136		
Change in Fair Value of Plan Assets				
Fair value of plan assets at January 1	**$1,097**	1,230	**20**	23
Actual return on plan assets	**(110)**	(7)	**2**	—
Acquisitions	**166**	—	**4**	—
Divestitures	**—**	(40)	**—**	—
Company contributions	**110**	56	**15**	10
Plan participant contributions	**1**	1	**11**	11
Benefits paid	**(143)**	(103)	**(31)**	(24)
Settlement	**—**	(4)	**—**	—
Foreign currency exchange rate change	**(8)**	(36)	**—**	—
Fair value of plan assets at December 31	**$1,113**	1,097	**21**	20

	Millions of Dollars			
	Pension Benefits		Other Benefits	
	2001	2000	**2001**	2000
Funded Status				
Excess obligation	**$ (736)**	(280)	**(218)**	(120)
Unrecognized net actuarial loss	**480**	121	**30**	19
Unrecognized prior service cost	**63**	64	**18**	(5)
Unrecognized net transition asset	**—**	—	**—**	—
Total recognized amount in the consolidated balance sheet	**$ (193)**	(95)	**(170)**	(106)
Components of above amount:				
Prepaid benefit cost	**$ 42**	40	**—**	—
Accrued benefit liability	**(516)**	(135)	**(170)**	(106)
Intangible asset	**61**	—	**—**	—
Accumulated other comprehensive loss	**220***	—	**—**	—
Total recognized	**$ (193)**	(95)	**(170)**	(106)

**Before reduction for associated deferred taxes of $77 million.*

Weighted-Average Assumptions as of December 31				
Discount rate	**7.00%**	7.20	**7.25**	7.25
Expected return on plan assets	**8.30**	9.10	**5.20**	6.25
Rate of compensation increase	**4.00**	4.00	**4.00**	4.00

Pension plan funds are invested in a diversified portfolio of assets. Approximately $200 million held in a participating annuity contract is not available for meeting benefit obligations in the near term. None of the plans hold company stock.

The company's funding policy for U.S. plans is to contribute at least the minimum required by the Employee Retirement Income Security Act of 1974. Contributions to foreign plans are dependent upon local laws and tax regulations.

The funded status of the plans was impacted the last year by changes in assumptions used to calculate plan liabilities, acquisition of the Tosco benefit plans, and negative asset performance.

At year-end 2001, a minimum pension liability adjustment was required for certain of the company's domestic pension plans and for its plan covering employees in the United Kingdom. For these plans, accumulated benefit obligations exceeded the fair value of plan assets by $383 million, compared with a net liability recognized in the balance sheet of $102 million. After reductions for amounts charged to intangible assets ($61 million) and deferred taxes ($77 million), a charge to accumulated other comprehensive loss of $143 million was recorded.

	Millions of Dollars					
	Pension Benefits			Other Benefits		
	2001	2000	1999	**2001**	2000	1999
Components of Net Periodic Benefit Cost						
Service cost	**$ 55**	48	58	**4**	2	3
Interest cost	**106**	98	96	**11**	9	9
Expected return on plan assets	**(104)**	(109)	(107)	**(1)**	(1)	(2)
Amortization of prior service cost	**7**	6	5	**(1)**	(3)	(7)
Recognized net actuarial loss/(gain)	**16**	(5)	18	**2**	1	2
Amortization of net asset	**(1)**	(7)	(7)	**—**	—	—
Net periodic benefit cost	**$ 79**	31	63	**15**	8	5

The company recorded settlement losses of $10 million and $8 million in 2001 and 1999, respectively.

In determining net pension and other postretirement benefit costs, Phillips has elected to amortize net gains and losses on a straight-line basis over 10 years. Prior service cost is amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan.

For the company's tax-qualified pension plans with projected benefit obligations in excess of plan assets, the projected benefit obligation, the accumulated benefit obligation, and the fair value of plan assets were $1,519 million, $1,211 million, and $886 million at December 31, 2001, respectively, and $890 million, $739 million, and $683 million at December 31, 2000, respectively.

For the company's unfunded non-qualified supplemental key employee pension plans, the projected benefit obligation and the accumulated benefit obligation were $109 million and $76 million, respectively, at December 31, 2001, and were $105 million and $77 million at December 31, 2000.

The company has multiple non-pension postretirement benefit plans for health and life insurance. The health care plans are contributory, with participant and company contributions adjusted annually; the life insurance plans are non-contributory. As of December 31, 2001, the weighted-average health care cost trend rate is assumed to decrease gradually from 11.5 percent in 2002 to 10.0 percent in 2004. For certain groups of employees, no increases in medical costs are assumed for years beginning in 2005 because of a provision in the health plan that freezes the company's contribution at 2004 levels. For other groups of employees, the trend rate decreases to 5.5 percent by 2010, subject to per capita maximums.

The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects on the 2001 amounts:

	Millions of Dollars	
	One-Percentage-Point	
	Increase	Decrease
Effect on total of service and interest cost components	$1	(1)
Effect on the postretirement benefit obligation	5	(5)

Defined Contribution Plans

Most employees are eligible to participate in either the company-sponsored Thrift Plan of Phillips Petroleum Company or the Tosco Corporation Capital Accumulation Plan. Employees contribute a portion of their salaries to any of several investment funds, including a company stock fund, a percentage of which is matched by the company. In addition, eligible participants in the Tosco Corporation Capital Accumulation Plan may receive an additional company contribution in lieu of pension plan benefits. Company contributions charged to expense in total for both plans were $14 million in 2001, and $6 million each in 2000 and 1999.

The company's LTSSP is a leveraged employee stock ownership plan. Employees eligible for the Thrift Plan may also elect to participate in the LTSSP by contributing 1 percent of their salaries and receiving an allocation of shares of common stock proportionate to their contributions. In 1990, the LTSSP borrowed funds that were used to purchase previously unissued shares of company common stock.

Since the company guarantees the LTSSP's borrowings, the unpaid balance is reported as a liability of the company and unearned compensation is shown as a reduction of common stockholders' equity. Dividends on all shares are charged against retained earnings. The debt is serviced by the LTSSP from company contributions and dividends received on certain shares of common stock held by the plan, including all unallocated shares. The shares held by the LTSSP are released for allocation to participant accounts based on debt service payments on LTSSP borrowings. In addition, during the period from 2002 through 2006, when no debt principal payments are scheduled to occur, the company has committed to make direct contributions of stock to the LTSSP, or make prepayments on LTSSP borrowings, to ensure a certain minimum level of stock allocation to participant accounts.

The company recognizes interest expense as incurred and compensation expense based on the fair market value of the stock contributed or on the cost of the unallocated shares released, using the shares-allocated method. The company recognized total LTSSP expense of $33 million, $40 million and $35 million in 2001, 2000 and 1999, respectively, all of which was compensation expense. In 2001 and 2000, respectively, the company made cash contributions to the LTSSP of $17 million and $23 million. In 2001, 2000 and 1999, the company contributed 292,857 shares, 508,828 shares and 767,605 shares, respectively, of Phillips common stock from the Compensation and Benefits Trust. The shares had a fair market value of $17 million, $24 million and $36 million, respectively. Dividends used to service debt were $28 million, $32 million and $41 million in 2001, 2000 and 1999, respectively.

These dividends reduced the amount of expense recognized each period. Interest incurred on the LTSSP debt in 2001, 2000 and 1999 was $17 million, $26 million and $22 million, respectively.

The total LTSSP shares as of December 31 were:

	2001	2000
Unallocated shares	**8,379,924**	9,318,949
Allocated shares	**14,794,203**	16,090,976
Total LTSSP shares	**23,174,127**	25,409,925

The fair value of unallocated shares at December 31, 2001, and 2000, was $505 million and $530 million, respectively.

Stock-Based Compensation Plans

Under the Omnibus Securities Plan (the Plan) approved by shareholders in 1993, stock options and stock awards for certain employees are authorized for up to eight-tenths of 1 percent (0.8 percent) of the total issued and outstanding shares as of December 31 of the year preceding the awards. Any shares not issued in the current year are available for future grant. The Plan could result in an 8 percent dilution of stockholders' interest if all available shares are awarded over the 10-year life of the Plan.

The Plan also provides for non-stock-based awards. Stock-based compensation expense recognized in connection with the Plan was $21 million, $23 million and $8 million in 2001, 2000 and 1999, respectively.

Shares of stock awarded under the Plan were:

	2001	2000	1999
Shares	**237,849**	319,726	97,979
Weighted-average fair value	**$56.23**	46.98	41.53

Stock options granted under provisions of the Plan and earlier plans permit purchase of the company's common stock at exercise prices equivalent to the average market price of the stock on the date the options were granted. The options have terms of 10 years and normally become exercisable in increments of up to 33.33 percent on each anniversary date following the date of grant. Stock Appreciation Rights (SARs) may, from time to time, be affixed to the options. Options exercised in the form of SARs permit the holder to receive stock, or a combination of cash and stock, subject to a declining cap on the exercise price.

The planned merger with Conoco (see Note 25 — Merger with Conoco Inc.) would be a change-in-control event that would result in a lapsing of restrictions on, and payout of, stock and stock option awards under the Plan. Phillips offered to exchange certain stock awards under the Plan with new awards in the form of restricted stock units. These new restricted stock units would be converted, at the time of the merger with Conoco, into awards based on the same number of shares of ConocoPhillips common stock. The exchange offer expired January 16, 2002.

The company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), and related Interpretations in accounting for its employee stock options, and not the fair-value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation." Because the exercise price of Phillips' employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized under APB No. 25. If the provisions of FASB Statement No. 123 had been applied, net income would have been reduced $17 million, $12 million and $10 million in 2001, 2000 and 1999, respectively. Basic and diluted earnings per share would have been reduced $.06 in 2001, $.05 in 2000 and $.04 in 1999. The average grant-date fair values of options awarded during 2001, 2000 and 1999 were $23.19, $16.00 and $9.92, respectively. The fair value of each option was estimated using the Black-Scholes option-pricing model with the following assumptions: expected dividend yields of 2.5 percent in 2001 and 2000, and 3 percent in 1999; expected life of five years in all years; expected volatility of 27 percent in 2001, 26 percent in 2000, and 21 percent in 1999; and risk-free interest rates of 4.5 percent in 2001, 5.9 percent in 2000 and 6.0 percent in 1999.

In September 2001, Phillips issued 4.7 million vested stock options to replace unexercised Tosco stock options. These options had a weighted-average exercise price of $23.15 per option and a Black-Scholes option-pricing model value of $32.51 per share.

A summary of Phillips' stock option activity follows:

	Options	Weighted-Average Exercise Price
Outstanding at December 31, 1998	9,009,228	$36.79
Granted	2,010,980	47.09
Exercised	(1,086,976)	27.45
Forfeited	(88,708)	46.15
Outstanding at December 31, 1999	9,844,524	$39.84
Granted	1,299,500	61.85
Exercised	(1,223,779)	30.79
Forfeited	(57,278)	47.06
Outstanding at December 31, 2000	9,862,967	$43.82
Granted (including Tosco exchange)	**9,038,571**	**38.81**
Exercised	**(2,373,062)**	**22.36**
Forfeited	**(96,126)**	**60.41**
Outstanding at December 31, 2001	**16,432,350**	**$44.06**

Outstanding at December 31, 2001

		Weighted-Average	
Exercise Prices	Options	Remaining Lives	Exercise Price
$ 9.04 to $31.44	**3,056,009**	**2.83 years**	**$22.67**
$31.52 to $44.91	**3,298,126**	**5.66 years**	**38.40**
$45.75 to $64.43	**10,078,215**	**8.34 years**	**52.41**

Exercisable at December 31

	Exercise Prices	Options	Weighted-Average Exercise Price
2001	**$ 9.04 to $31.44**	**3,056,009**	**$22.67**
	$31.52 to $44.91	**3,075,354**	**38.06**
	$45.75 to $64.43	**3,525,616**	**48.32**
2000	$22.57 to $31.44	1,754,047	$29.42
	$32.25 to $44.91	1,674,129	37.49
	$45.75 to $62.57	2,029,352	46.46
1999	$22.57 to $31.44	2,661,456	$28.69
	$32.25 to $44.91	1,277,554	36.85
	$45.75 to $50.72	962,881	46.18

Compensation and Benefits Trust (CBT)

The CBT is an irrevocable grantor trust, administered by an independent trustee and designed to acquire, hold and distribute shares of the company's common stock to fund certain future compensation and benefit obligations of the company. The CBT does not increase or alter the amount of benefits or compensation that will be paid under existing plans, but offers the company enhanced financial flexibility in providing the funding requirements of those plans. Phillips also has flexibility in determining the timing of distributions of shares from the CBT to fund compensation and benefits, subject to a minimum distribution schedule. The trustee votes shares held by the CBT in accordance with voting directions from eligible employees, as specified in a trust agreement with the trustee.

The company sold 29.2 million shares of previously unissued Phillips common stock, $1.25 par value, to the CBT in 1995 for $37 million of cash, previously contributed to the CBT by Phillips, and a promissory note from the CBT to Phillips of $952 million. The CBT is consolidated by Phillips, therefore the cash contribution and promissory note are eliminated in consolidation. Shares held by the CBT are valued at cost and do not affect earnings per share or total common stockholders' equity until after they are transferred out of the CBT. In 2001 and 2000, shares transferred out of the CBT were 292,857 and 508,828, respectively. At December 31, 2001, 27.6 million shares remained in the CBT. All shares are required to be transferred out of the CBT by January 1, 2021.

Note 18 — Taxes

Taxes charged to income before extraordinary item and cumulative effect of change in accounting principle were:

	Millions of Dollars		
	2001	2000	1999
Taxes Other Than Income Taxes			
Excise	**$2,679**	1,855	1,825
Property	**159**	111	82
Production	**328**	278	58
Payroll	**59**	54	60
Environmental	**14**	12	16
Other	**19**	13	15
	$3,258	2,323	2,056
Income Taxes			
Federal			
Current	**$ 139**	477	42
Deferred	**435**	224	91
Foreign			
Current	**842**	965	302
Deferred	**126**	127	127
State and local			
Current	**97**	100	7
Deferred	**20**	14	7
	$1,659	1,907	576

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Major components of deferred tax liabilities and assets at December 31 were:

	Millions of Dollars	
	2001	2000
Deferred Tax Liabilities		
Properties, plants and equipment, and intangible assets	**$4,750**	2,037
Investment in joint ventures	**522**	564
Inventory	**212**	—
Other	**74**	52
Total deferred tax liabilities	**5,558**	2,653
Deferred Tax Assets		
Contingency accruals	**110**	20
Benefit plan accruals	**450**	272
Accrued dismantlement, removal and environmental costs	**452**	262
Deferred state income tax	**164**	17
Inventory	**—**	20
Other financial accruals and deferrals	**72**	52
Alternative minimum tax and other credit carryforwards	**228**	241
Loss carryforwards	**262**	323
Other	**107**	58
Total deferred tax assets	**1,845**	1,265
Less valuation allowance	**263**	315
Net deferred tax assets	**1,582**	950
Net deferred tax liabilities	**$3,976**	1,703

The acquisition of Tosco in September 2001 (see Note 3 — Acquisition of Tosco Corporation) significantly increased deferred tax liabilities and assets.

Valuation allowances have been established for certain foreign and state net operating loss carryforwards that reduce deferred tax assets to an amount that will, more likely than not, be realized. Uncertainties that may affect the realization of these assets include tax law changes and the future level of product prices and costs. Based on the company's historical taxable income, its expectations for the future, and available tax-planning strategies, Management expects that the net deferred tax assets will be realized as offsets to reversing deferred tax liabilities and as offsets to the tax consequences of future taxable operating income. The alternative minimum tax credit can be carried forward indefinitely to reduce the company's regular tax liability.

Deferred taxes have not been provided on temporary differences related to investments in certain foreign subsidiaries and foreign corporate joint ventures that are essentially permanent in duration. At December 31, 2001 and 2000, these temporary differences were $247 million and $270 million, respectively. Determination of the amount of unrecognized deferred taxes on these temporary differences is not practicable due to foreign tax credits and exclusions.

The amounts of U.S. and foreign income before income taxes, extraordinary item and cumulative effect of change in accounting principle, with a reconciliation of tax at the federal statutory rate with the provision for income taxes, were:

	Millions of Dollars			Percent of Pretax Income		
	2001	2000	1999	**2001**	2000	1999
Income before income taxes, extraordinary item and cumulative effect of change in accounting principle						
United States	**$2,127**	2,062	398	**64.4%**	54.7	33.6
Foreign	**1,175**	1,707	787	**35.6**	45.3	66.4
	$3,302	3,769	1,185	**100.0%**	100.0	100.0
Federal statutory income tax	**$1,156**	1,319	415	**35.0%**	35.0	35.0
Foreign taxes in excess of federal statutory rate	**515**	572	225	**15.6**	15.2	19.0
Domestic tax credits	**(84)**	(53)	(44)	**(2.5)**	(1.4)	(3.7)
Tax settlements	**—**	—	(19)	**—**	—	(1.6)
State income tax	**76**	74	9	**2.3**	2.0	.7
Other	**(4)**	(5)	(10)	**(.2)**	(.2)	(.8)
	$1,659	1,907	576	**50.2%**	50.6	48.6

Note 19 — Cash Flow Information

	Millions of Dollars		
	2001	2000	1999
Non-Cash Investing and Financing Activities			
Acquisition of Tosco by issuance of stock	**$7,049**	—	—
Short-term deferred payment to purchase properties, plants and equipment	—	—	27
Note payable to purchase properties, plants and equipment	**25**	111	—
Investment in properties, plants and equipment through assumption of a non-cash liability	**22**	28	—
Investment in properties, plants and equipment of Alaska businesses through the assumption of net non-cash liabilities of these businesses	**125**	472	—
Company stock issued under compensation and benefit plans	**13**	23	20
Change in fair value of securities	**(10)**	3	15
Fair market value of properties, plants and equipment exchanged in monetary transactions	—	—	3
Investment in equity affiliates through exchange of non-cash assets and liabilities*	**(15)**	4,272	8
Net book value of properties, plants and equipment involved in oil and gas property non-monetary exchanges	—	—	120
Investment in equity affiliate through direct guarantee of debt	**13**	13	—
Cash Payments			
Interest			
Debt	**$ 273**	294	256
Taxes and other	**51**	29	19
	$ 324	323	275
Income taxes	**$1,504**	1,066	184

On March 31, 2000, Phillips combined its gas gathering, processing and marketing business with the gas gathering, processing, marketing and natural gas liquids business of Duke Energy into DEFS and on July 1, 2000, Phillips and ChevronTexaco combined the two companies' worldwide chemicals businesses, excluding ChevronTexaco's Oronite business, into CPChem. See Note 6 — Investments and Long-Term Receivables.

Note 20 — Sales of Receivables

At December 31, 2001, Phillips had sold certain credit card and trade receivables under revolving sales agreements with four unrelated bank-sponsored entities. These agreements provide for Phillips to sell up to $1.2 billion of senior, undivided interests in pools of the credit card or trade receivables to the bank-sponsored entities. The sold receivables have been legally isolated from Phillips and qualify as sales under generally accepted accounting principles. Three of the bank-sponsored entities are multi-seller conduits, with access to commercial paper markets, which purchase interests in similar receivables from numerous other companies unrelated to Phillips. A fourth entity is a consolidated subsidiary of an unrelated bank, which engages in other financing and banking activities with companies unrelated to Phillips. Phillips has no ownership in any of the four bank-sponsored entities and has no voting influence over any bank-sponsored entity's operating and financial decisions. As a result, Phillips does not consolidate any of these entities. Phillips also retained interests in the pools of receivables, which are subordinate to the interests sold to the bank-sponsored entities. The subordinate interests are measured and recorded at fair value based on the present value of future expected cash flows, which are estimated using Management's best estimates of the receivables' performance, including credit losses and dilution, discounted at a rate commensurate with the risks involved, to arrive at present value. These assumptions are updated periodically, based on actual credit loss experience and market interest rates. Phillips also retains servicing responsibility for the sold receivables. The fair value of the servicing responsibility approximates adequate compensation for the servicing costs incurred. At December 31, 2001 and 2000, Phillips' retained interests were $450 million and $224 million, respectively, reported on the balance sheet in accounts and notes receivable.

Total cash flows received from and paid to the bank-sponsored entities in 2001 and 2000 were as follows:

	Millions of Dollars	
	2001	2000
Receivables sold at beginning of year		
Under a revolving agreement	**$ 400**	183
Under a non-revolving agreement	**100**	—
Tosco receivables sold at September 14, 2001	**614**	—
New receivables sold	**8,907**	6,066
Cash collections remitted	**(9,081)**	(5,749)
Receivables sold at end of year	**$ 940**	500
Discounts and other fees paid on revolving balances	**$ 24**	18

Note 21 — Other Financial Information

	Millions of Dollars Except Per Share Amounts		
	2001	2000	1999
Interest			
Incurred			
Debt	**$ 524**	511	310
Other	**45**	32	18
	569	543	328
Capitalized	**(231)**	(174)	(49)
Expensed	**$ 338**	369	279
Research and Development Expenditures — expensed	**$ 44**	43	50
Advertising Expenses*	**$ 61**	43	36

Deferred amounts at December 31 were immaterial in all three years.

Cash Dividends paid per common share	**$1.40**	1.36	1.36
Foreign Currency Transaction Gains/(Losses) — after-tax			
E&P	**$ 2**	(10)	3
RM&T	**3**	(3)	—
Chemicals	—	(1)	(1)
Corporate and Other	**(8)**	(25)	(12)
	$ (3)	(39)	(10)

Note 22 — Related Party Transactions

Significant transactions with related parties were:

	Millions of Dollars		
	2001	2000	1999
Operating revenues (a)	**$ 935**	1,573	882
Purchases (b)	**1,006**	1,292	340
Operating expenses (c)	**246**	97	44
Selling, general and administrative expenses (d)	**102**	66	114
Interest income (e)	**—**	5	9
Interest expense (f)	**8**	2	—

(a) Phillips' E&P segment sells natural gas to DEFS for processing and marketing. The company sells natural gas liquids, solvents and petrochemical feedstocks to CPChem and charges CPChem for the use of common facilities, such as steam generators, waste and water treaters, and warehouse facilities at its refining operations.

(b) Phillips purchases natural gas and natural gas liquids from DEFS and CPChem for use in its refinery processes and other feedstocks from various affiliates.

(c) Phillips pays processing fees to various affiliates.

(d) Phillips charges both DEFS and CPChem for corporate services provided to the two equity companies under transition service agreements. Phillips pays fees to its pipeline equity companies for transporting finished products. Phillips pays processing and common facility fees to its affiliates.

(e) Prior to July 1, 2000, Phillips earned interest on loans to certain affiliates, primarily Sweeny Olefins Limited Partnership.

(f) Phillips paid interest to Merey Sweeny, L.P. for a loan related to improvements at the Sweeny refinery.

Elimination of the company's equity percentage share of profit or loss on the above transactions was not material.

Note 23 — Segment Disclosures and Related Information

Phillips has organized its reporting structure based on the grouping of similar products and services, resulting in four operating segments:

(1) Exploration and Production (E&P) — This segment explores for and produces crude oil, natural gas and natural gas liquids on a worldwide basis. At December 31, 2001, E&P was producing in the United States; the Norwegian and U.K. sectors of the North Sea; Canada; Nigeria; Venezuela; the Timor Sea; and offshore Australia and China.

(2) Gas Gathering, Processing and Marketing (GPM) — This segment gathers and processes natural gas produced by Phillips and others. Since March 31, 2000, Phillips' GPM segment has consisted primarily of its 30.3 percent equity investment in DEFS.

(3) Refining, Marketing and Transportation (RM&T) — This segment refines, markets and transports crude oil and petroleum products, primarily in the United States. The company has 10 U.S. refineries and one in Ireland. Phillips markets petroleum products nationwide. On September 14, 2001, Phillips acquired Tosco Corporation. This acquisition significantly increased the RM&T segment's assets and operations.

(4) Chemicals — This segment manufactures and markets petrochemicals and plastics on a worldwide basis. Since July 1, 2000, Phillips' Chemicals segment has consisted primarily of its 50 percent equity investment in CPChem.

Corporate and Other includes general corporate overhead; all interest revenue and expense, including preferred dividend requirements of capital trusts; certain eliminations; and various other corporate activities, such as a captive insurance subsidiary and tax items not directly attributable to the operating segments. Corporate identifiable assets include all cash and cash equivalents and the company's owned office buildings and research and development facilities in Bartlesville, Oklahoma. Reporting reclassifications represent adjustments to assets to include debit balances in liability accounts and exclude credit balances in asset accounts, which is done for consolidated reporting but not at the operating segment level.

The company evaluates performance and allocates resources based on, among other items, net income. Segment accounting policies are the same as those in Note 1 — Accounting Policies. Intersegment sales are at prices that approximate market.

Analysis of Results by Operating Segment

	Millions of Dollars					
	Operating Segments				Corporate	
	E&P	GPM	RM&T	Chemicals	and Other	Consolidated
2001						
Sales and Other Operating Revenues						
External customers	**$ 7,611**	**—**	**19,116**	**—**	**2**	**26,729**
Intersegment (eliminations)	**534**	**—**	**5**	**—**	**(539)**	**—**
Segment sales	**$ 8,145**	**—**	**19,121**	**—**	**(537)**	**26,729**
Depreciation, depletion and amortization	**$ (1,115)**	**—**	**(252)**	**—**	**(24)**	**(1,391)**
Property impairments	**(26)**	**—**	**—**	**—**	**—**	**(26)**
Equity in earnings/(losses) of affiliates	**28**	**165**	**88**	**(240)**	**—**	**41**
Preferred dividend requirements of capital trusts	**—**	**—**	**—**	**—**	**(53)**	**(53)**
Interest revenue	**—**	**—**	**—**	**—**	**13**	**13**
Interest expense	**—**	**—**	**—**	**—**	**(338)**	**(338)**
Income taxes	**(1,583)**	**(63)**	**(228)**	**89**	**126**	**(1,659)**
Extraordinary item	**—**	**—**	**—**	**—**	**(10)**	**(10)**
Cumulative effect of accounting change	**—**	**—**	**28**	**—**	**—**	**28**
Net income (loss)	**1,699**	**101**	**438**	**(128)**	**(449)**	**1,661**
Assets						
Identifiable assets	**$14,210**	**12**	**16,972**	**82**	**848**	**32,124**
Investments in and advances to affiliates	**586**	**166**	**166**	**1,852**	**18**	**2,788**
Reporting reclassifications	**—**	**—**	**—**	**—**	**305**	**305**
Total assets	**$14,796**	**178**	**17,138**	**1,934**	**1,171**	**35,217**
Capital Expenditures and Investments	**$ 2,516**	**—**	**497**	**6**	**66**	**3,085**
Other Significant Non-Cash Items						
Dry hole costs and leasehold impairment	**$ 99**	**—**	**—**	**—**	**—**	**99**
Foreign currency losses (gains)	**6**	**—**	**(2)**	**—**	**7**	**11**
2000						
Sales and Other Operating Revenues						
External customers	$ 7,611	255	13,175	1,647	2	22,690
Intersegment (eliminations)	654	287	366	147	(1,454)	—
Segment sales	$ 8,265	542	13,541	1,794	(1,452)	22,690
Depreciation, depletion and amortization	$ (939)	(22)	(151)	(54)	(13)	(1,179)
Property impairments	(100)	—	—	—	—	(100)
Equity in earnings/(losses) of affiliates	31	137	36	(90)	—	114
Preferred dividend requirements of capital trusts	—	—	—	—	(53)	(53)
Interest revenue	—	—	—	—	28	28
Interest expense	—	—	—	—	(369)	(369)
Income taxes	(1,794)	(79)	(144)	(21)	131	(1,907)
Net income (loss)	1,945	139	275	(46)	(451)	1,862
Assets						
Identifiable assets	$13,487	37	3,270	124	857	17,775
Investments in and advances to affiliates	347	40	150	2,046	29	2,612
Reporting reclassifications	—	—	—	—	122	122
Total assets	$13,834	77	3,420	2,170	1,008	20,509
Capital Expenditures and Investments	$ 1,677	14	225	67	39	2,022
Acquisition of ARCO's Alaska Businesses	$ 6,443	—	—	—	—	6,443
Other Significant Non-Cash Items						
Dry hole costs and leasehold impairment	$ 130	—	—	—	—	130
Foreign currency losses	29	—	3	1	25	58

	Millions of Dollars					
	Operating Segments				Corporate and Other	Consolidated
	E&P	GPM	RM&T	Chemicals		
1999						
Sales and Other Operating Revenues						
External customers	$ 2,998	861	9,117	2,418	2	15,396
Intersegment (eliminations)	490	725	482	148	(1,845)	—
Segment sales	$ 3,488	1,586	9,599	2,566	(1,843)	15,396
Depreciation, depletion and amortization	$ (559)	(80)	(132)	(95)	(36)	(902)
Property impairments	(69)	—	—	—	—	(69)
Equity in earnings of affiliates	38	1	31	31	—	101
Preferred dividend requirements of capital trusts	—	—	—	—	(53)	(53)
Interest revenue	—	—	—	—	29	29
Interest expense	—	—	—	—	(279)	(279)
Income taxes	(543)	(64)	(35)	(65)	131	(576)
Net income (loss)	570	104	84	164	(313)	609
Assets						
Identifiable assets	$ 6,462	1,194	3,315	2,470	797	14,238
Investments in and advances to affiliates	131	3	138	485	13	770
Reporting reclassifications	—	—	—	—	193	193
Total assets	$ 6,593	1,197	3,453	2,955	1,003	15,201
Capital Expenditures and Investments	$ 1,079	124	343	98	46	1,690
Other Significant Non-Cash Items						
Dry hole costs and leasehold impairment	$ 92	—	—	—	—	92
Foreign currency losses	19	—	—	1	13	33

Geographic Information

	Millions of Dollars					
	United States	Norway*	United Kingdom*	Nigeria	Other Foreign Countries	Worldwide Consolidated
2001						
Outside Operating Revenues**	**$24,303**	**1,322**	**380**	**350**	**374**	**26,729**
Long-Lived Assets***	**$21,618**	**1,484**	**654**	**256**	**2,572**	**26,584**
2000						
Outside Operating Revenues**	$19,235	231	2,183	336	705	22,690
Long-Lived Assets***	$13,339	1,487	709	224	1,637	17,396
1999						
Outside Operating Revenues**	$13,019	193	1,374	164	646	15,396
Long-Lived Assets***	$ 7,418	1,605	876	197	1,760	11,856

In 2000 and 1999, Norway crude oil production was sold internally to the United Kingdom operations, which then sold it externally to third parties.
**Revenues are attributable to countries based on the location of the operations generating the revenues.*
***Defined as net properties, plants and equipment plus investments in and advances to affiliates.*

Export sales totaled $262 million, $367 million and $356 million in 2001, 2000 and 1999, respectively.

Phillips Petroleum Company

Note 24 — New Accounting Standards

In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations." Statement No. 143 is required to be adopted by the company no later than January 1, 2003, and will require major changes in the accounting for asset retirement obligations, such as required decommissioning of oil and gas production platforms, facilities and pipelines. Statement No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period when it is incurred (typically when the asset is installed at the production location). When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related property, plant and equipment. Over time, the liability is accreted for the change in its present value each period, and the initial capitalized cost is depreciated over the useful life of the related asset. Upon adoption of Statement No. 143, the company will adjust its recorded asset retirement obligations to the new requirements using a cumulative-effect approach. All transition amounts are to be measured using the company's current information, assumptions, and credit-adjusted, risk-free interest rates. The company is studying the impact of Statement No. 143 to quantify the potentially significant impact of the new standard.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions for the disposal of a segment of a business from APB Opinion No. 30, "Reporting the Results of Operations — Reporting the Effect of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Statement No. 144 retains the basic recognition and measurement requirements of Statement No. 121 but addresses certain issues that had surfaced implementing Statement No. 121. In addition, Statement No. 144 revised the rules governing non-monetary exchanges of proved oil and gas properties to require recognition of any loss implied in the exchange. Previously, the book value of the relinquished property was carried over to the acquired property. This change is required on a prospective basis so no restatement of exchanges made prior to January 1, 2002, when Phillips adopted Statement No. 144, is required.

Note 25 — Merger with Conoco Inc.

On November 18, 2001, Phillips and Conoco announced that their Boards of Directors had unanimously approved a merger of equals, and that the companies had signed a definitive merger agreement to form a new company to be named ConocoPhillips. At special shareholder meetings held on March 12, 2002, stockholders of both companies approved the merger. Under the terms of the agreement, Phillips shareholders will receive one share of the new ConocoPhillips common stock for each share of Phillips common stock that they own and Conoco shareholders will receive 0.4677 shares of the new ConocoPhillips common stock for each share of Conoco that they own. At inception, Phillips shareholders will own approximately 57 percent of the new company and Conoco shareholders will own approximately 43 percent.

Under the merger agreement, Phillips and Conoco have agreed that, prior to completion of the proposed merger, each will carry on its respective business in the usual, regular, and ordinary course in all material respects. In addition, each company has agreed to neither acquire nor dispose of material assets in the interim period between the signing and announcement of the agreement and the completion of the merger. Subject to certain conditions, a termination fee of $550 million is payable in the event one party to the agreement fails to adopt the merger agreement via stockholder approval; fails to perform any of its representations, warranties, or covenants under the merger agreement; or enters into a definitive agreement with respect to an acquisition proposal by another party.

Upon completion of the merger, Archie W. Dunham, Conoco's chairman and chief executive officer, will serve as chairman of the board of ConocoPhillips. James J. Mulva, Phillips chairman and chief executive officer, will serve as president and chief executive officer of the combined company, becoming chairman upon Mr. Dunham's retirement in 2004. The ConocoPhillips Board of Directors will consist of 16 directors, eight designated by each of the two companies, and will include Mr. Dunham and Mr. Mulva.

The merger will be accounted for under FASB Statement No. 141 using purchase accounting. Although the business combination of Phillips and Conoco is a merger of equals, generally accepted accounting principles require that one of the two companies be designated as the acquiror for accounting purposes. Phillips has been designated as the acquiror based on the fact that its stockholders are expected to hold more than 50 percent of the ConocoPhillips stock after the merger.

The merger is conditioned upon, among other things, customary regulatory approvals. Phillips and Conoco filed notification and report forms under the Hart-Scott-Rodino Act of 1976 with the Federal Trade Commission (FTC) and the Antitrust Division of the U.S. Department of Justice on December 17, 2001. On January 16, 2002, the FTC made requests for additional information and documentary materials. Those requests extended the statutory waiting period until 30 days after Conoco and Phillips have substantially complied with the requests, unless the waiting period is terminated earlier or extended with the consent of Conoco and Phillips. Conoco and Phillips continue to work closely with the FTC staff on its requests. Conoco and Phillips received the necessary clearances from the European Commission on March 6, 2002, and from the Canadian Commissioner of Competition on February 12, 2002. Transition teams with representatives from both companies have been formed, and these teams are charged with planning for an efficient transition after the merger closes and identifying potential synergies. The transaction is expected to be completed in the second half of 2002, with the new company headquartered in Houston, Texas.

Oil and Gas Operations (Unaudited)

Exploration and Production

In accordance with FASB Statement No. 69, "Disclosures about Oil and Gas Producing Activities," and regulations of the U.S. Securities and Exchange Commission, the company is making certain supplemental disclosures about its oil and gas exploration and production operations. While this information was developed with reasonable care and disclosed in good faith, it is emphasized that some of the data is necessarily imprecise and represents only approximate amounts because of the subjective judgments involved in developing such information. Accordingly, this information may not necessarily represent the current financial condition of the company or its expected future results.

Phillips' disclosures by geographic areas include the United States (U.S.), Norway, the United Kingdom (U.K.), Africa (mainly Nigeria) and Other Areas. Other Areas include Canada, China, Denmark, Australia, the Timor Sea, and other countries. When the company uses equity accounting for operations that have proved reserves, the oil and gas operations are shown separately and designated as Equity Affiliate. In 2001 and 2000, this consisted of a heavy-oil project in Venezuela.

Amounts in 2000 were impacted by Phillips' purchase of all of Atlantic Richfield Company's (ARCO) Alaska businesses in late-April 2000.

☐ Proved Reserves Worldwide

Years Ended December 31	Crude Oil									
	Millions of Barrels									
	Consolidated Operations									
	Alaska	Lower 48	Total U.S.	Norway	U.K.	Africa	Other Areas	Total	Equity Affiliate	Combined Total
Developed and Undeveloped										
End of 1998	34	148	182	508	64	90	114	958	—	958
Revisions	1	1	2	33	(3)	11	(5)	38	—	38
Improved recovery	—	2	2	16	—	—	—	18	—	18
Purchases	—	1	1	—	—	—	47	48	—	48
Extensions and discoveries	—	3	3	—	9	8	8	28	—	28
Production	(2)	(16)	(18)	(36)	(13)	(7)	(10)	(84)	—	(84)
Sales	—	(30)	(30)	—	—	—	(12)	(42)	—	(42)
End of 1999	33	109	142	521	57	102	142	964	—	964
Revisions	9	12	21	73	3	9	(10)	96	—	96
Improved recovery	31	—	31	5	—	—	—	36	—	36
Purchases	1,594	1	1,595	—	—	—	—	1,595	—	1,595
Extensions and discoveries	12	3	15	—	—	5	35	55	613	668
Production	(75)	(12)	(87)	(41)	(9)	(9)	(12)	(158)	—	(158)
Sales	—	(1)	(1)	—	—	—	(12)	(13)	—	(13)
End of 2000	1,604	112	1,716	558	51	107	143	2,575	613	3,188
Revisions	**77**	**(2)**	**75**	**51**	**(6)**	**(5)**	**9**	**124**	**48**	**172**
Improved recovery	**67**	**1**	**68**	**12**	**—**	**—**	**—**	**80**	**—**	**80**
Purchases	**—**	**—**	**—**	**—**	**—**	**—**	**17**	**17**	**—**	**17**
Extensions and discoveries	**9**	**6**	**15**	**—**	**2**	**10**	**2**	**29**	**—**	**29**
Production	**(126)**	**(12)**	**(138)**	**(43)**	**(6)**	**(11)**	**(8)**	**(206)**	**(1)**	**(207)**
Sales	**—**	**—**	**—**	**—**	**—**	**—**	**(3)**	**(3)**	**—**	**(3)**
End of 2001	**1,631**	**105**	**1,736**	**578**	**41**	**101**	**160***	**2,616**	**660**	**3,276***
Developed										
End of 1998	27	122	149	380	27	84	39	679	—	679
End of 1999	25	93	118	433	37	89	35	712	—	712
End of 2000	1,207	98	1,305	478	25	94	24	1,926	—	1,926
End of 2001	**1,275**	**91**	**1,366**	**513**	**21**	**83**	**15**	**1,998**	**47**	**2,045**

**Includes proved reserves of 17 million barrels attributable to a consolidated subsidiary in which there is a 13 percent minority interest.*

- ☐ Purchases in Other Areas in 2001 were related to the acquisition of a majority interest in Petroz N.L., which resulted in the addition of reserves in the Bayu-Undan field in the Timor Sea.
- ☐ At the end of 2000 and 1999, Other Areas included 2 million and 14 million barrels, respectively, of reserves in Venezuela in which the company had an economic interest through risk-service contracts. These properties were sold in June 2001. Net production to the company was approximately 400,000 barrels in 2001; 1,200,000 barrels in 2000; and 600,000 barrels in 1999.

Years Ended December 31	Natural Gas									
	Billions of Cubic Feet									
	Consolidated Operations									
	Alaska	Lower 48	Total U.S.	Norway	U.K.	Africa	Other Areas	Total	Equity Affiliate	Combined Total
Developed and Undeveloped										
End of 1998	835	2,702	3,537	1,152	617	329	634	6,269	—	6,269
Revisions	10	(57)	(47)	1	23	23	(46)	(46)	—	(46)
Improved recovery	—	—	—	74	—	—	—	74	—	74
Purchases	—	128	128	—	—	—	29	157	—	157
Extensions and discoveries	—	253	253	—	125	226	27	631	—	631
Production	(47)	(292)	(339)	(51)	(84)	(3)	(39)	(516)	—	(516)
Sales	—	(180)	(180)	—	—	—	(25)	(205)	—	(205)
End of 1999	798	2,554	3,352	1,176	681	575	580	6,364	—	6,364
Revisions	87	183	270	(162)	10	—	(199)	(81)	—	(81)
Improved recovery	—	—	—	52	—	—	—	52	—	52
Purchases	2,448	193	2,641	—	—	—	—	2,641	—	2,641
Extensions and discoveries	7	211	218	—	—	—	26	244	131	375
Production	(103)	(283)	(386)	(54)	(79)	(14)	(33)	(566)	—	(566)
Sales	—	(5)	(5)	—	—	—	(246)	(251)	—	(251)
End of 2000	3,237	2,853	6,090	1,012	612	561	128	8,403	131	8,534
Revisions	**60**	**9**	**69**	**(65)**	**(59)**	**65**	**(3)**	**7**	**14**	**21**
Improved recovery	—	—	—	**13**	—	—	—	**13**	—	**13**
Purchases	—	**12**	**12**	—	**10**	—	**10**	**32**	—	**32**
Extensions and discoveries	**5**	**405**	**410**	—	**23**	**109**	**265**	**807**	—	**807**
Production	**(141)**	**(261)**	**(402)**	**(53)**	**(68)**	**(19)**	**(28)**	**(570)**	—	**(570)**
Sales	—	—	—	—	**(8)**	—	—	**(8)**	—	**(8)**
End of 2001	**3,161**	**3,018**	**6,179**	**907**	**510**	**716**	**372***	**8,684**	**145**	**8,829***
Developed										
End of 1998	709	2,482	3,191	927	445	26	144	4,733	—	4,733
End of 1999	630	2,317	2,947	856	413	349	131	4,696	—	4,696
End of 2000	2,969	2,564	5,533	738	321	335	55	6,982	—	6,982
End of 2001	**2,969**	**2,684**	**5,653**	**788**	**265**	**491**	**290**	**7,487**	**3**	**7,490**

**Includes proved reserves of 10 billion cubic feet attributable to a consolidated subsidiary in which there is a 13 percent minority interest.*

- Natural gas production may differ from gas production (delivered for sale) on page 89, primarily because the quantities above include gas consumed at the lease, but omit the gas equivalent of liquids extracted at any Phillips-owned, equity-affiliate, or third-party processing plant or facility.
- Purchases in Other Areas in 2001 were related to the acquisition of a majority interest in Petroz N.L., which resulted in the addition of reserves in the Bayu-Undan field in the Timor Sea.
- Extensions and discoveries in Other Areas in 2001 were in Australia.
- Natural gas reserves are computed at 14.65 pounds per square inch absolute and 60 degrees Fahrenheit.

Years Ended December 31	Natural Gas Liquids									
	Millions of Barrels									
	Consolidated Operations									
	Alaska	Lower 48	Total U.S.	Norway	U.K.	Africa	Other Areas	Total	Equity Affiliate	Combined Total
Developed and Undeveloped										
End of 1998	1	99	100	42	5	18	38	203	—	203
Revisions	—	5	5	(13)	(1)	—	(1)	(10)	—	(10)
Improved recovery	—	—	—	2	—	—	—	2	—	2
Purchases	—	—	—	—	—	—	28	28	—	28
Extensions and discoveries	—	2	2	—	—	—	—	2	—	2
Production	—	(9)	(9)	(2)	—	(1)	—	(12)	—	(12)
Sales	—	(6)	(6)	—	—	—	—	(6)	—	(6)
End of 1999	1	91	92	29	4	17	65	207	—	207
Revisions	57	11	68	7	—	1	(1)	75	—	75
Purchases	147	—	147	—	—	—	—	147	—	147
Extensions and discoveries	—	2	2	—	—	—	—	2	—	2
Production	(7)	(8)	(15)	(2)	(1)	(1)	—	(19)	—	(19)
Sales	—	—	—	—	—	—	(3)	(3)	—	(3)
End of 2000	198	96	294	34	3	17	61	409	—	409
Revisions	**(25)**	**2**	**(23)**	—	—	—	**4**	**(19)**	—	**(19)**
Improved recovery	—	—	—	**1**	—	—	—	**1**	—	**1**
Purchases	—	—	—	—	—	—	**10**	**10**	—	**10**
Extensions and discoveries	—	**2**	**2**	—	—	—	—	**2**	—	**2**
Production	**(9)**	**(7)**	**(16)**	**(2)**	—	**(1)**	—	**(19)**	—	**(19)**
End of 2001	**164**	**93**	**257**	**33**	**3**	**16**	**75***	**384**	—	**384***
Developed										
End of 1998	—	97	97	33	3	18	1	152	—	152
End of 1999	1	89	90	22	3	17	1	133	—	133
End of 2000	197	94	291	27	2	17	1	338	—	338
End of 2001	**163**	**92**	**255**	**29**	**2**	**16**	—	**302**	—	**302**

**Includes proved reserves of 10 million barrels attributable to a consolidated subsidiary in which there is a 13 percent minority interest.*

- Natural gas liquids reserves include estimates of natural gas liquids to be extracted from Phillips' leasehold gas at gas processing plants or facilities. Estimates are based at the wellhead and assume full extraction. Production above differs from natural gas liquids production per day delivered for sale primarily due to:
  (1) Natural gas consumed at the lease.
  (2) Natural gas liquids production delivered for sale includes only natural gas liquids extracted from Phillips' leasehold gas and sold by Phillips' Exploration and Production (E&P) segment, whereas the production above also includes natural gas liquids extracted from Phillips' leasehold gas at equity-affiliate or third-party facilities.

- Purchases in Other Areas in 2001 were related to the acquisition of a majority interest in Petroz N.L., which resulted in the addition of reserves in the Bayu-Undan field in the Timor Sea.

Results of Operations

Years Ended December 31	Millions of Dollars									
	Consolidated Operations									
	Alaska	Lower 48	Total U.S.	Norway	U.K.	Africa	Other Areas	Total	Equity Affiliate	Combined Total
2001										
Sales	**$3,020**	**1,178**	**4,198**	**175**	**371**	**281**	**228**	**5,253**	**8**	**5,261**
Transfers	**119**	**119**	**238**	**1,039**	—	—	—	**1,277**	—	**1,277**
Other revenues	**116**	**26**	**142**	**13**	**10**	**8**	**(7)**	**166**	**1**	**167**
Total revenues	**3,255**	**1,323**	**4,578**	**1,227**	**381**	**289**	**221**	**6,696**	**9**	**6,705**
Production costs	**784**	**328**	**1,112**	**124**	**41**	**47**	**51**	**1,375**	**2**	**1,377**
Exploration expenses	**61**	**69**	**130**	**20**	**11**	**40**	**114**	**315**	—	**315**
Depreciation, depletion and amortization	**531**	**203**	**734**	**115**	**118**	**22**	**31**	**1,020**	**2**	**1,022**
Property impairments	—	—	—	—	—	—	**23**	**23**	—	**23**
Transportation costs	**726**	**77**	**803**	**27**	**33**	**5**	**4**	**872**	—	**872**
Other related expenses	**84**	**5**	**89**	—	**(8)**	**3**	**26**	**110**	**2**	**112**
	1,069	**641**	**1,710**	**941**	**186**	**172**	**(28)**	**2,981**	**3**	**2,984**
Provision for income taxes	**392**	**173**	**565**	**729**	**50**	**155**	**(9)**	**1,490**	—	**1,490**
Results of operations for producing activities	**677**	**468**	**1,145**	**212**	**136**	**17**	**(19)**	**1,491**	**3**	**1,494**
Other earnings	**189**	**8**	**197**	**17**	—	—	**(9)**	**205**	—	**205**
E&P net income (loss)	**$ 866**	**476**	**1,342**	**229**	**136**	**17**	**(28)**	**1,696**	**3**	**1,699**
2000										
Sales	$2,252	1,102	3,354	139	481	269	456	4,699	—	4,699
Transfers	74	275	349	1,186	—	—	—	1,535	—	1,535
Other revenues	34	25	59	5	(1)	—	138	201	—	201
Total revenues	2,360	1,402	3,762	1,330	480	269	594	6,435	—	6,435
Production costs	494	308	802	118	42	45	90	1,097	—	1,097
Exploration expenses	38	73	111	14	36	26	117	304	—	304
Depreciation, depletion and amortization	305	190	495	106	138	14	119	872	—	872
Property impairments	—	13	13	—	—	—	87	100	—	100
Transportation costs	364	101	465	27	39	3	11	545	—	545
Other related expenses	16	4	20	21	(2)	—	36	75	—	75
	1,143	713	1,856	1,044	227	181	134	3,442	—	3,442
Provision for income taxes	443	207	650	817	69	155	11	1,702	—	1,702
Results of operations for producing activities	700	506	1,206	227	158	26	123	1,740	—	1,740
Other earnings	129	53	182	16	(1)	—	8	205	—	205
E&P net income	$ 829	559	1,388	243	157	26	131	1,945	—	1,945
1999										
Sales	$ 31	403	434	103	455	133	259	1,384	—	1,384
Transfers	57	474	531	650	—	—	—	1,181	—	1,181
Other revenues	2	134	136	12	30	—	16	194	—	194
Total revenues	90	1,011	1,101	765	485	133	275	2,759	—	2,759
Production costs	24	295	319	140	45	27	103	634	—	634
Exploration expenses	5	48	53	36	28	24	89	230	—	230
Depreciation, depletion and amortization*	8	164	172	105	165	11	80	533	—	533
Property impairments	—	11	11	28	30	—	—	69	—	69
Transportation costs	—	114	114	30	44	5	13	206	—	206
Other related expenses	—	(1)	(1)	31	3	2	26	61	—	61
	53	380	433	395	170	64	(36)	1,026	—	1,026
Provision for income taxes	14	90	104	300	53	60	5	522	—	522
Results of operations for producing activities	39	290	329	95	117	4	(41)	504	—	504
Other earnings	32	18	50	19	—	—	(3)	66	—	66
E&P net income (loss)	$ 71	308	379	114	117	4	(44)	570	—	570

**Includes a $5 million decommissioning accrual adjustment in Norway.*

- Results of operations for producing activities consist of all the activities within the E&P organization, except for pipeline and marine operations, a liquefied natural gas operation, coal operations, and crude oil and gas marketing activities, which are included in Other earnings. Also excluded are non-E&P activities, including natural gas liquids extraction facilities in Phillips' gas gathering, processing and marketing joint venture, as well as downstream petroleum and chemical activities. In addition, there is no deduction for general corporate administrative expenses or interest.
- Transfers are valued at prices that approximate market.
- Other revenues include gains and losses from asset sales, certain amounts resulting from the purchase and sale of hydrocarbons, and other miscellaneous income.
- Production costs consist of costs incurred to operate and maintain wells and related equipment and facilities used in the production of petroleum liquids and natural gas. These costs also include taxes other than income taxes, depreciation of support equipment and administrative expenses related to the production activity. Excluded are depreciation, depletion and amortization of capitalized acquisition, exploration and development costs.
- Exploration expenses include dry hole, leasehold impairment, geological and geophysical expenses and the cost of retaining undeveloped leaseholds. Also included are taxes other than income taxes, depreciation of support equipment and administrative expenses related to the exploration activity.
- Depreciation, depletion and amortization (DD&A) in Results of Operations differs from that shown for total E&P in Note 23 — Segment Disclosures and Related Information in the Notes to Financial Statements, mainly due to depreciation of support equipment being reclassified to production or exploration expenses, as applicable, in Results of Operations. In addition, Other earnings include certain E&P activities, including their related DD&A charges.
- Transportation costs include costs to transport oil, natural gas or natural gas liquids to their points of sale. Transportation operations in which the company has an ownership interest are deemed to be outside the oil and gas producing activity. Therefore, the profit element related to the cost of transporting hydrocarbons using operations, in which the company has an ownership interest, has not been eliminated. The net income of the transportation operations is included in Other earnings.
- Other related expenses include transportation costs in Alaska for purchased liquids that were transported to their point of sale, foreign currency gains and losses, and other miscellaneous expenses.
- The provision for income taxes is computed by adjusting each country's income before income taxes for permanent differences related to the oil and gas producing activities that are reflected in the company's consolidated income tax expense for the period, multiplying the result by the country's statutory tax rate and adjusting for applicable tax credits.
- Other earnings consist of activities within the E&P segment that are not a part of the "Results of operations for producing activities." These non-producing activities include pipeline and marine operations, liquefied natural gas operations, coal operations, and crude oil and gas marketing activities.

Statistics

Net Production	2001	2000	1999
	Thousands of Barrels Daily		
Crude Oil			
Alaska	**339**	207	7
Lower 48	**34**	34	43
United States	**373**	241	50
Norway	**117**	114	99
United Kingdom	**19**	25	34
Nigeria	**30**	24	20
China	**11**	12	10
Canada	**1**	6	7
Timor Sea	**6**	7	5
Denmark	**3**	4	4
Venezuela	**1**	4	2
Total consolidated	**561**	437	231
Equity affiliate	**2**	—	—
	563	437	231
Natural Gas Liquids*			
Alaska	**25**	19	—
Lower 48	**1**	1	2
United States	**26**	20	2
Norway	**5**	5	4
United Kingdom	**2**	2	2
Nigeria	**2**	1	2
Canada	—	1	1
	35	29	11

**Represents amounts extracted attributable to E&P operations (see natural gas liquids reserves on page 87 for further discussion). Includes for 2001 and 2000, 15,000 and 12,000 barrels daily in Alaska, respectively, that were sold from the Prudhoe Bay lease to the Kuparuk lease for reinjection to enhance crude oil production.*

Natural Gas*	2001	2000	1999
	Millions of Cubic Feet Daily		
Alaska	**177**	158	122
Lower 48	**740**	770	828
United States	**917**	928	950
Norway	**130**	136	126
United Kingdom	**178**	214	220
Canada	**18**	83	91
Nigeria	**41**	33	6
Australia	**51**	—	—
	1,335	1,394	1,393

**Represents quantities available for sale. Excludes gas equivalent of natural gas liquids shown above.*

Average Sales Prices	2001	2000	1999
Crude Oil			
Per Barrel			
Alaska	**$23.60**	28.87	12.18
Lower 48	**23.27**	28.57	16.20
United States	**23.57**	28.83	15.64
Norway	**24.02**	28.27	18.25
United Kingdom	**24.52**	28.19	18.40
Nigeria	**24.39**	28.73	17.84
China	**23.89**	29.42	17.49
Canada	**26.96**	28.21	17.45
Timor Sea	**24.90**	29.81	20.47
Denmark	**23.40**	28.28	20.64
Venezuela	**25.48**	26.97	17.80
Total foreign	**24.16**	28.42	18.26
Total consolidated	**23.77**	28.65	17.69
Equity affiliate	**12.36**	—	—
Worldwide	**23.74**	28.65	17.69

	2001	2000	1999
Average Sales Prices *(continued)*			
Natural Gas Liquids			
Per Barrel			
Alaska	**$ 23.61**	28.97	—
Lower 48	**22.47**	22.97	12.73
United States	**23.49**	27.94	12.73
Norway	**16.55**	14.13	7.67
United Kingdom	**18.49**	20.57	13.32
Nigeria	**7.22**	7.18	7.46
Canada	**18.77**	25.49	14.22
Total foreign	**14.61**	15.14	9.76
Worldwide	**19.74**	21.20	10.29
Natural Gas (Lease)			
Per Thousand Cubic Feet			
Alaska	**$ 1.75**	1.40	—
Lower 48	**3.68**	3.56	2.03
United States	**3.56**	3.47	2.03
Norway	**3.53**	2.56	2.04
United Kingdom	**2.88**	2.61	2.71
Canada	**3.80**	3.26	2.14
Nigeria	**.57**	.50	.36
Australia	**.43**	—	—
Total foreign	**2.60**	2.56	2.37
Worldwide	**3.23**	3.13	2.15
Average Production Costs			
Per Barrel of Oil Equivalent			
Alaska	**$ 5.46**	5.35	2.41
Lower 48	**5.67**	5.15	4.42
United States	**5.52**	5.27	4.16
Norway	**2.36**	2.28	3.09
United Kingdom	**2.22**	1.83	1.70
Africa	**3.32**	4.03	3.22
Other areas	**4.17**	5.14	6.39
Total foreign	**2.70**	2.85	3.27
Total consolidated	**4.60**	4.29	3.66
Equity affiliate	**2.74**	—	—
Worldwide	**4.60**	4.29	3.66
Depreciation, Depletion and Amortization Per Barrel of Oil Equivalent			
Alaska	**$ 3.70**	3.30	.80
Lower 48	**3.30**	3.18	2.46
United States	**3.58**	3.25	2.24
Norway	**2.19**	2.04	2.21
United Kingdom	**6.38**	6.02	6.22
Africa	**1.55**	1.25	1.31
Other areas	**2.53**	6.80	4.96
Total foreign	**2.94**	3.64	3.70
Total consolidated	**3.37**	3.41	3.05
Equity affiliate	**2.74**	—	—
Worldwide	**3.37**	3.41	3.05

Net Wells Completed*	Productive			Dry		
	2001	2000	1999	**2001**	2000	1999
Exploratory						
Alaska	**1**	—	—	**1**	1	**
Lower 48	**63**	45	1	**3**	4	1
United States	**64**	45	1	**4**	5	1
Norway	**	**	—	—	—	**
United Kingdom	**	1	1	**1**	1	—
Africa	**	**	**	—	1	—
Other areas	**2**	9	9	**1**	6	5
Total consolidated	**66**	55	11	**6**	13	6
Equity affiliate	—	—	—	—	—	—
	66	55	11	**6**	13	6
Development						
Alaska	**47**	52	**	**2**	1	—
Lower 48	**331**	208	116	**11**	8	6
United States	**378**	260	116	**13**	9	6
Norway	**3**	1	2	—	—	—
United Kingdom	**1**	1	2	—	—	1
Africa	**1**	2	**	—	—	—
Other areas	**6**	12	19	—	1	3
Total consolidated	**389**	276	139	**13**	10	10
Equity affiliate	**20**	—	—	—	—	—
	409	276	139	**13**	10	10

**Includes conventional and coalbed methane wells. Excludes farmout arrangements.*
***Phillips' total proportionate interest was less than one.*

Wells at Year-End 2001

	In Progress*		Productive** Oil		Productive** Gas	
	Gross	Net	Gross	Net	Gross	Net
Alaska	**13**	**6**	**1,545**	**676**	**25**	**16**
Lower 48	**72**	**32**	**6,724**	**1,754**	**7,244**	**3,670**
United States	**85**	**38**	**8,269**	**2,430**	**7,269**	**3,686**
Norway	**3**	**1**	**165**	**57**	**14**	**5**
United Kingdom	**6**	**2**	**17**	**5**	**128**	**22**
Africa	**2**	***	**209**	**42**	**12**	**2**
Other areas	**6**	**1**	**115**	**30**	**219**	**70**
Total consolidated	**102**	**42**	**8,775**	**2,564**	**7,642**	**3,785**
Equity affiliate	**13**	**5**	**49**	**20**	**7**	**2**
	115	**47**	**8,824**	**2,584**	**7,649**	**3,787**

**Includes wells that have been temporarily suspended.*
***Includes 1,322 gross and 524 net multiple completion wells.*
****Phillips' total proportionate interest was less than one.*

Acreage at December 31, 2001	Thousands of Acres	
	Gross	Net
Developed		
Alaska	**767**	**356**
Lower 48	**2,896**	**1,891**
United States	**3,663**	**2,247**
Norway	**45**	**16**
United Kingdom	**339**	**98**
Africa	**81**	**16**
Other areas	**293**	**101**
Total consolidated	**4,421**	**2,478**
Equity affiliate	**163**	**65**
	4,584	**2,543**
Undeveloped		
Alaska	**2,342**	**1,324**
Lower 48	**1,674**	**919**
United States	**4,016**	**2,243**
Norway	**2,202**	**490**
United Kingdom	**1,355**	**473**
Africa*	**25,689**	**9,237**
Other areas	**22,958**	**10,820**
Total consolidated	**56,220**	**23,263**
Equity affiliate	—	—
	56,220	**23,263**

**Includes two Somalia concessions where operations have been suspended by declarations of force majeure totaling 21,865 gross and 8,135 net acres.*

Costs Incurred

	Millions of Dollars									
	Consolidated Operations									
	Alaska	Lower 48	Total U.S.	Norway	U.K.	Africa	Other Areas	Total	Equity Affiliate	Combined Total
2001										
Acquisition	**$ 17**	**37**	**54**	**—**	**—**	**99**	**129**	**282**	**—**	**282**
Exploration	**93**	**57**	**150**	**26**	**18**	**39**	**184**	**417**	**—**	**417**
Development	**610**	**312**	**922**	**94**	**75**	**50**	**354**	**1,495**	**420**	**1,915**
	$ 720	**406**	**1,126**	**120**	**93**	**188**	**667**	**2,194**	**420**	**2,614**
2000										
Acquisition	$5,787	151	5,938	36	—	—	38	6,012	3	6,015
Exploration	32	66	98	17	36	26	193	370	—	370
Development	422	218	640	71	50	35	199	995	135	1,130
	$6,241	435	6,676	124	86	61	430	7,377	138	7,515
1999										
Acquisition	$ 12	144	156	—	—	—	360	516	—	516
Exploration	6	30	36	33	28	21	152	270	—	270
Development	10	157	167	165	80	23	173	608	—	608
	$ 28	331	359	198	108	44	685	1,394	—	1,394

- Costs incurred include capitalized and expensed items.
- Acquisition costs include the costs of acquiring proved and unproved oil and gas properties. It included proved properties of $13 million, $87 million and $89 million in the Lower 48 for 2001, 2000 and 1999, respectively. The 2001 amount in Other Areas included $63 million for proved properties in the Timor Sea. The 2000 amount in Alaska included $5,125 million for proved properties. The 2000 amount in Other Areas included $33 million for proved properties in Canada. The 1999 amount in Other Areas included $191 million for proved properties in the Timor Sea.
- Exploration costs include geological and geophysical expenses, the cost of retaining undeveloped leaseholds, and exploratory drilling costs.
- Development costs include the cost of drilling and equipping development wells and building related production facilities for extracting, treating, gathering and storing petroleum liquids and natural gas.

Capitalized Costs

At December 31

	Millions of Dollars									
	Consolidated Operations									
	Alaska	Lower 48	Total U.S.	Norway	U.K.	Africa	Other Areas	Total	Equity Affiliate	Combined Total
2001										
Proved properties	**$6,646**	**4,552**	**11,198**	**2,889**	**1,773**	**558**	**1,298**	**17,716**	**708**	**18,424**
Unproved properties	**772**	**181**	**953**	**40**	**41**	**104**	**667**	**1,805**	**—**	**1,805**
	7,418	**4,733**	**12,151**	**2,929**	**1,814**	**662**	**1,965**	**19,521**	**708**	**20,229**
Accumulated depreciation, depletion and amortization	**1,097**	**3,238**	**4,335**	**1,529**	**1,161**	**305**	**314**	**7,644**	**4**	**7,648**
	$6,321	**1,495**	**7,816**	**1,400**	**653**	**357**	**1,651**	**11,877**	**704**	**12,581**
2000										
Proved properties	$5,967	4,228	10,195	2,830	1,817	505	989	16,336	304	16,640
Unproved properties	734	180	914	40	71	1	540	1,566	—	1,566
	6,701	4,408	11,109	2,870	1,888	506	1,529	17,902	304	18,206
Accumulated depreciation, depletion and amortization	642	3,070	3,712	1,455	1,180	282	366	6,995	1	6,996
	$6,059	1,338	7,397	1,415	708	224	1,163	10,907	303	11,210

- Capitalized costs include the cost of equipment and facilities for oil and gas producing activities. These costs include the activities of Phillips' E&P organization, excluding pipeline and marine operations, the Kenai liquefied natural gas operation, coal operations, and crude oil and natural gas marketing activities.
- Proved properties include capitalized costs for oil and gas leaseholds holding proved reserves; development wells and related equipment and facilities (including uncompleted development well costs); and support equipment.
- Unproved properties include capitalized costs for oil and gas leaseholds under exploration (including where petroleum liquids and natural gas were found but determination of the economic viability of the required infrastructure is dependent upon further exploratory work under way or firmly planned) and for uncompleted exploratory well costs, including exploratory wells under evaluation.

□ Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserve Quantities

Amounts are computed using year-end prices and costs (adjusted only for existing contractual changes), appropriate statutory tax rates and a prescribed 10 percent discount factor. Continuation of year-end economic conditions also is assumed. The calculation is based on estimates of proved reserves, which are revised over time as new data becomes available. Probable or possible reserves, which may become proved in the future, are not considered. The calculation also requires assumptions as to the timing of future production of proved reserves, and the timing and amount of future development and production costs.

While due care was taken in its preparation, the company does not represent that this data is the fair value of the company's oil and gas properties, or a fair estimate of the present value of cash flows to be obtained from their development and production.

Discounted Future Net Cash Flows

	Millions of Dollars									
	Consolidated Operations									
	Alaska	Lower 48	Total U.S.	Norway	U.K.	Africa	Other Areas	Total	Equity Affiliate	Combined Total
2001										
Future cash inflows	**$33,138**	**9,441**	**42,579**	**14,278**	**2,143**	**2,453**	**4,433**	**65,886**	**11,581**	**77,467**
Less:										
Future production and transportation costs	**20,541**	**4,241**	**24,782**	**2,117**	**357**	**583**	**895**	**28,734**	**3,483**	**32,217**
Future development costs	**3,071**	**530**	**3,601**	**627**	**248**	**161**	**927**	**5,564**	**1,282**	**6,846**
Future income tax provisions	**1,797**	**1,253**	**3,050**	**8,762**	**389**	**1,187**	**1,417**	**14,805**	**2,133**	**16,938**
Future net cash flows	**7,729**	**3,417**	**11,146**	**2,772**	**1,149**	**522**	**1,194**	**16,783**	**4,683**	**21,466**
10 percent annual discount	**3,297**	**1,821**	**5,118**	**1,247**	**360**	**259**	**804**	**7,788**	**3,687**	**11,475**
Discounted future net cash flows	**$ 4,432**	**1,596**	**6,028**	**1,525**	**789**	**263**	**390***	**8,995**	**996**	**9,991***
2000										
Future cash inflows	$39,554	29,027	68,581	16,002	3,012	2,699	5,630	95,924	14,812	110,736
Less:										
Future production and transportation costs	20,338	3,996	24,334	2,060	426	653	831	28,304	2,519	30,823
Future development costs	2,916	479	3,395	679	372	65	960	5,471	1,684	7,155
Future income tax provisions	3,772	8,206	11,978	10,103	592	1,419	1,057	25,149	2,546	27,695
Future net cash flows	12,528	16,346	28,874	3,160	1,622	562	2,782	37,000	8,063	45,063
10 percent annual discount	5,660	8,684	14,344	1,429	571	279	1,595	18,218	6,428	24,646
Discounted future net cash flows	$ 6,868	7,662	14,530	1,731	1,051	283	1,187	18,782	1,635	20,417
1999										
Future cash inflows	$ 1,518	7,897	9,415	15,387	3,207	2,869	5,967	36,845	—	36,845
Less:										
Future production and transportation costs	339	3,322	3,661	2,723	488	530	1,283	8,685	—	8,685
Future development costs	210	445	655	772	491	91	990	2,999	—	2,999
Future income tax provisions	334	1,084	1,418	8,949	572	1,701	1,166	13,806	—	13,806
Future net cash flows	635	3,046	3,681	2,943	1,656	547	2,528	11,355	—	11,355
10 percent annual discount	286	1,417	1,703	1,229	556	266	1,396	5,150	—	5,150
Discounted future net cash flows	$ 349	1,629	1,978	1,714	1,100	281	1,132	6,205	—	6,205

**Includes $17 million attributable to a consolidated subsidiary in which there is a 13 percent minority interest.*

Sources of Change in Discounted Future Net Cash Flows

	Millions of Dollars								
	Consolidated Operations			Equity Affiliate			Total		
	2001	2000	1999	**2001**	2000	1999	**2001**	2000	1999
Discounted future net cash flows at the beginning of the year	**$ 18,782**	6,205	3,094	**1,635**	—	—	**20,417**	6,205	3,094
Changes during the year									
Revenues less production and transportation costs for the year	**(4,283)**	(4,592)	(1,725)	**(6)**	—	—	**(4,289)**	(4,592)	(1,725)
Net change in prices, and production and transportation costs	**(14,668)**	10,396	8,316	**(1,552)**	—	—	**(16,220)**	10,396	8,316
Extensions, discoveries and improved recovery, less estimated future costs	**757**	1,817	734	**—**	2,402	—	**757**	4,219	734
Development costs for the year	**1,495**	995	608	**420**	135	—	**1,915**	1,130	608
Changes in estimated future development costs	**(1,011)**	(775)	(376)	**(17)**	(135)	—	**(1,028)**	(910)	(376)
Purchases of reserves in place, less estimated future costs	**130**	8,168	633	**—**	—	—	**130**	8,168	633
Sales of reserves in place, less estimated future costs	**(9)**	(1,037)	(509)	**—**	—	—	**(9)**	(1,037)	(509)
Revisions of previous quantity estimates*	**15**	1,750	(332)	**38**	—	—	**53**	1,750	(332)
Accretion of discount	**2,877**	1,217	498	**260**	—	—	**3,137**	1,217	498
Net change in income taxes	**4,909**	(5,360)	(4,738)	**218**	(767)	—	**5,127**	(6,127)	(4,738)
Other	**1**	(2)	2	**—**	—	—	**1**	(2)	2
Total changes	**(9,787)**	12,577	3,111	**(639)**	1,635	—	**(10,426)**	14,212	3,111
Discounted future net cash flows at year-end	**$ 8,995**	18,782	6,205	**996**	1,635	—	**9,991**	20,417	6,205

**Includes amounts resulting from changes in the timing of production.*

- The net change in prices, and production and transportation costs is the beginning-of-the-year reserve-production forecast multiplied by the net annual change in the per-unit sales price, and production and transportation cost, discounted at 10 percent.
- Purchases and sales of reserves in place, along with extensions, discoveries and improved recovery, are calculated using production forecasts of the applicable reserve quantities for the year multiplied by the end-of-the-year sales prices, less future estimated costs, discounted at 10 percent.
- The accretion of discount is 10 percent of the prior year's discounted future cash inflows, less future production, transportation and development costs.
- The net change in income taxes is the annual change in the discounted future income tax provisions.

11-Year Financial Review (Millions of Dollars Except as Indicated)

	2001	2000
Selected Income Data		
Sales and other operating revenues (includes excise taxes on petroleum products sales)	**$26,729**	22,690
Total revenues (includes excise taxes on petroleum products sales)	**$26,868**	23,082
Income before income taxes, extraordinary items and cumulative effect of accounting changes	**$ 3,302**	3,769
Income before extraordinary items and cumulative effect of accounting changes	**$ 1,643**	1,862
Effective income tax rate	**50.2%**	50.6
Net income	**$ 1,661**	1,862
Net operating income	**$ 1,709**	1,916
As percent of average total assets (ROA)	**7.0%**	10.7
As percent of average common stockholders' equity (ROE)	**19.6%**	36.0
Adjusted ROE*	**23.7%**	36.0
Selected Balance Sheet Data		
Current assets	**$ 4,363**	2,606
Properties, plants and equipment (net)	**$23,796**	14,784
Total assets	**$35,217**	20,509
Current liabilities	**$ 4,542**	3,492
Long-term debt	**$ 8,645**	6,622
Total debt	**$ 8,689**	6,884
Preferred stock of subsidiary	**$ —**	—
Company-obligated mandatorily redeemable preferred securities	**$ 650**	650
Common stockholders' equity	**$14,340**	6,093
Percent of total debt to capital**	**37%**	51
Return on average capital employed (ROCE)	**12.0%**	18.9
Adjusted ROCE***	**16.0%**	21.8
Current ratio	**1.0**	.7
Selected Statement of Cash Flows Data		
Net cash provided by operating activities	**$ 3,562**	4,014
Capital expenditures and investments	**$ 3,085**	2,022****
Cash dividends paid on common stock	**$ 403**	346
Other Data		
Per average common share outstanding		
Income before extraordinary items and cumulative effect of accounting changes		
Basic	**$ 5.61**	7.32
Diluted	**$ 5.57**	7.26
Net income		
Basic	**$ 5.67**	7.32
Diluted	**$ 5.63**	7.26
Cash dividends paid on common stock	**$ 1.40**	1.36
Common stockholders' equity per share (book value)	**$ 37.52**	23.86
Market price per common share		
High	**$ 68.00**	70.00
Low	**$ 50.00**	35.94
Close	**$ 60.26**	56.88
Shareholder return (common stock share-price appreciation plus reinvested dividends)	**8.5%**	24.2
Common shares outstanding at year-end (in millions)	**382.2**	255.4
Average common shares outstanding (in millions)		
Basic	**293.0**	254.5
Diluted	**295.0**	256.3
Common stockholders at year-end (in thousands)	**54.7**	49.2
Gross payroll, including employee benefits	**$ 1,436**	1,130*****
Employees at year-end (in thousands)	**38.7**	12.4*****

**Net operating income adjusted for acquisition depreciation ($58 million in 2001). Average common stockholders' equity adjusted for fixed asset revaluation and goodwill from the Tosco acquisition ($1,556 million in 2001).*

***Capital includes total debt, preferred stock, company-obligated mandatorily redeemable preferred securities and common stockholders' equity.*

****Net operating income adjusted for acquisition depreciation ($58 million in 2001 and $41 million in 2000). Average capital employed adjusted for fixed asset revaluation and goodwill from the Tosco and Alaska acquisitions ($4,255 million in 2001 and $1,350 million in 2000).*

*****Excludes the Alaska acquisition.*

******Excludes $130 million and 3,400 employees who were under contract to Chevron Phillips Chemical Company LLC (CPChem) from July 1, 2000, through December 31, 2000. Effective January 1, 2001, those employees became employees of CPChem.*

1999	1998	1997	1996	1995	1994	1993	1992	1991
15,396	13,208	16,545	16,991	14,518	13,332	13,153	12,686	13,217
15,677	13,508	16,759	17,067	14,671	13,488	13,389	12,893	13,872
1,185	421	1,900	2,172	1,064	852	538	511	451
609	237	959	1,303	469	484	245	270	98
48.6	43.7	49.5	40.0	55.9	43.2	54.5	47.2	78.3
609	237	959	1,303	469	484	243	180	258
548	375	894	932	577	410	215	269	225
3.7	2.7	6.5	7.3	4.9	3.6	1.9	2.3	1.9
12.5	8.3	19.7	25.1	18.8	14.5	8.0	9.9	8.2
12.5	8.3	19.7	25.1	18.8	14.5	8.0	9.9	8.2
2,773	2,360	2,656	3,313	2,414	2,486	2,343	2,349	2,459
11,086	10,585	10,022	9,120	8,493	8,042	7,961	8,489	8,298
15,201	14,216	13,860	13,548	11,978	11,453	11,035	11,468	11,473
2,520	2,132	2,445	3,137	2,815	2,521	2,421	2,517	2,603
4,271	4,106	2,775	2,555	3,097	3,106	3,208	3,718	3,876
4,302	4,273	3,009	3,129	3,116	3,124	3,228	3,822	3,999
—	—	—	345	345	345	345	345	—
650	650	650	300	—	—	—	—	—
4,549	4,219	4,814	4,251	3,188	2,953	2,688	2,698	2,757
45	47	36	39	47	49	52	56	59
8.2	6.2	13.2	15.3	11.9	9.5	6.5	7.6	7.9
8.2	6.2	13.2	15.3	11.9	9.5	6.5	7.6	7.9
1.1	1.1	1.1	1.1	.9	1.0	1.0	.9	.9
1,941	1,630	2,245	2,085	1,596	1,203	1,308	908	1,030
1,690	2,052	2,043	1,544	1,456	1,154	1,226	1,172	1,581
344	353	353	329	313	293	292	291	291
2.41	.92	3.64	4.96	1.79	1.85	.94	1.04	.38
2.39	.91	3.61	4.91	1.78	1.84	.93	1.04	.37
2.41	.92	3.64	4.96	1.79	1.85	.93	.69	.99
2.39	.91	3.61	4.91	1.78	1.84	.92	.69	.99
1.36	1.36	1.34	1.25	1.195	1.12	1.12	1.12	1.12
17.94	16.74	18.29	16.15	12.16	11.29	10.28	10.37	10.61
57.25	53.25	52.25	45.88	37.13	37.25	37.38	28.88	29.50
37.69	40.19	37.38	31.13	29.88	25.50	24.50	22.00	21.88
47.00	42.63	48.63	44.25	34.13	32.75	29.00	25.13	24.00
13.5	(9.7)	13.2	33.7	7.9	17.0	19.8	9.5	(4.1)
253.6	252.0	263.2	263.3	262.1	261.6	261.5	260.2	259.8
252.8	258.3	263.4	262.9	262.0	261.5	261.0	260.0	259.5
254.4	260.2	265.4	265.3	263.6	263.0	262.4	261.0	261.1
51.7	56.0	59.0	62.1	65.8	69.9	74.3	82.0	86.6
1,289	1,301	1,250	1,209	1,209	1,225	1,225	1,282	1,194
15.9	17.3	17.1	17.2	17.4	18.4	19.4	21.4	22.7

E&P	**2001**	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
	Thousands of Barrels Daily										
Net Crude Oil Production											
United States	**373**	241	50	62	67	69	79	90	93	96	94
Norway	**117**	114	99	99	104	99	100	82	72	71	70
United Kingdom	**19**	25	34	22	18	6	3	5	6	8	12
Africa	**30**	24	20	19	23	25	24	23	24	25	24
China	**11**	12	10	13	15	15	11	1	—	—	—
Canada	**1**	6	7	7	5	5	5	5	6	4	5
Timor Sea	**6**	7	5	—	—	—	—	—	—	—	—
Denmark	**3**	4	4	—	—	—	—	—	—	—	—
Venezuela	**1**	4	2	—	—	—	—	—	—	—	—
Other areas	**—**	—	—	—	—	—	—	—	2	5	10
Total consolidated	**561**	437	231	222	232	219	222	206	203	209	215
Equity affiliate	**2**	—	—	—	—	—	—	—	—	—	—
	563	437	231	222	232	219	222	206	203	209	215
Net Natural Gas Liquids Production											
United States	**26**	20	2	3	4	4	5	5	5	5	3
Norway	**5**	5	4	5	7	8	8	8	8	8	9
Other areas	**4**	4	5	5	3	3	2	1	—	—	—
	35	29	11	13	14	15	15	14	13	13	12
Net Natural Gas Production*	Millions of Cubic Feet Daily										
United States	**917**	928	950	968	1,024	1,102	1,078	1,035	973	1,018	953
Norway	**130**	136	126	190	275	291	299	272	272	312	254
United Kingdom	**178**	214	220	197	122	81	46	58	54	49	76
Canada	**18**	83	91	97	51	53	58	49	50	44	43
Other areas	**92**	33	6	—	—	—	—	—	6	6	1
	1,335	1,394	1,393	1,452	1,472	1,527	1,481	1,414	1,355	1,429	1,327
***Represents quantities available for sale. Excludes gas equivalent of natural gas liquids shown above.*											
Liquefied Natural Gas Sales	**126**	125	123	126	119	130	125	120	107	100	104
Net Oil and Gas Acreage	Millions of Acres										
United States	**5**	5	3	3	3	3	3	3	4	4	4
Foreign	**21**	29	33	31	31	24	22	20	26	28	25
Total consolidated	**26**	34	36	34	34	27	25	23	30	32	29
Equity affiliate	**—**	—	—	—	—	—	—	—	—	—	—
	26	34	36	34	34	27	25	23	30	32	29
Oil and Gas Wells	Net Wells										
United States											
Oil	**2,430**	2,450	1,832	2,610	2,876	2,914	3,033	4,449	4,834	5,112	5,870
Gas and condensate	**3,686**	3,333	2,936	2,932	2,919	2,906	2,907	2,904	2,940	2,999	3,086
Foreign											
All wells	**233**	277	1,136	1,118	582	572	574	520	529	533	546
Total consolidated	**6,349**	6,060	5,904	6,660	6,377	6,392	6,514	7,873	8,303	8,644	9,502
Equity affiliate	**22**	—	—	—	—	—	—	—	—	—	—
	6,371	6,060	5,904	6,660	6,377	6,392	6,514	7,873	8,303	8,644	9,502
Well Completions											
United States											
Exploratory	**68**	50	2	10	12	15	12	17	18	14	14
Development	**391**	269	122	126	128	97	93	95	125	107	161
Foreign											
Exploratory	**4**	18	15	4	2	11	9	6	8	16	16
Development	**11**	17	27	34	9	11	20	5	28	10	9
Total consolidated	**474**	354	166	174	151	134	134	123	179	147	200
Equity affiliate	**20**	—	—	—	—	—	—	—	—	—	—
	494	354	166	174	151	134	134	123	179	147	200

GPM*	**2001**	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
	Millions of Cubic Feet Daily										
Raw Gas Throughput	**2,363**	2,089	1,758	1,847	1,983	1,913	1,620	1,505	1,428	1,429	1,439
	Thousands of Barrels Daily										
Natural Gas Liquids Production	**120**	131	156	157	155	148	144	151	146	145	143

**Beginning April 1, 2000, Phillips' GPM segment consists mainly of its 30.3 percent equity investment in Duke Energy Field Services, LLC.*

RM&T	**2001**	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
Refinery Operations											
United States											
Rated crude oil capacity	**757***	360	355	355	345	345	345	320	305	305	305
Crude oil runs	**710**	326	349	335	314	329	333	317	278	266	274
Refinery and natural gas liquids production**	**888**	527	590	578	548	565	561	557	504	476	471
Foreign											
Rated crude oil capacity	**22***	—	—	—	—	—	—	—	—	—	—
Crude oil runs	**20**	—	—	—	—	—	—	—	—	—	—
Refinery production	**19**	—	—	—	—	—	—	—	—	—	—
Petroleum Products Outside Sales* **											
United States											
Automotive gasoline	**561**	310	297	309	322	328	321	290	278	256	258
Aviation fuels	**43**	41	37	32	28	25	29	32	31	33	37
Distillates	**271**	137	132	138	130	138	135	128	105	85	89
Natural gas liquids**	**113**	114	132	125	136	137	138	146	102	106	123
Other products	**148**	45	36	28	14	15	18	18	16	15	14
	1,136	647	634	632	630	643	641	614	532	495	521
Foreign	**10**	43	37	36	43	46	45	54	50	46	52
	1,146	690	671	668	673	689	686	668	582	541	573
Marketing Outlets (in thousands)	**13.1**	6.8	6.5	6.9	7.5	7.9	8.0	8.5	8.6	8.5	8.7

** The weighted-average crude oil capacity for the period included the refineries acquired in the Tosco acquisition on September 14, 2001. Actual capacity at December 31, 2001, was 1,681 thousand barrels per day in the United States, and 75 thousand barrels per day from foreign operations (Ireland).*
*** On July 1, 2000, the natural gas liquids business at the Sweeny, Texas, refinery was contributed to Chevron Phillips Chemical Company LLC.*
**** Includes spot market sales.*

Chemicals* Production	**2001**	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
	Millions of Pounds										
Ethylene	**3,291**	3,574	3,262	3,148	3,171	2,587	2,465	2,590	2,381	2,408	1,950
Polyethylene	**1,956**	2,230	2,590	2,290	2,039	2,048	1,797	1,885	1,786	1,301	739
Styrene**	**456**	404	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Normal alpha olefins	**563**	293	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

** Beginning July 1, 2000, Phillips' Chemicals segment consists mainly of its 50 percent equity interest in Chevron Phillips Chemical Company LLC.*
*** Production limited in 2001 due to a fire at the St. James, Louisiana, facility in February 2001. Capacity was restored in October 2001.*

2001 Board of Directors



Norman R. Augustine, 66, chairman of the executive committee of the board of directors of Lockheed Martin Corporation. Lives in Potomac, Md. Elected to Phillips' board 1989. Also a director of The Black & Decker Corporation and The Procter & Gamble Company. (1, 3, 4)



David L. Boren, 60, president of the University of Oklahoma. Former U.S. senator from Oklahoma and former governor of Oklahoma. Lives in Norman, Okla. Elected to Phillips' board 1994. Also a director of AMR Corporation; Texas Instruments Incorporated; and Torchmark Corporation. (2, 5)



Robert E. Chappell Jr., 65, self-employed investment and management consultant. Previously, senior executive vice president and chief investment officer of Metropolitan Life Insurance Company. Lives in Griffin, Ga. Elected to Phillips' board 1990. (2, 4)



Robert M. Devlin, 61, chairman of Curragh Capital Partners. Previously chairman, president and chief executive officer of American General Corporation. Lives in New York, N.Y. Elected to Phillips' board 2000. Also a director of Cooper Industries, Inc. (2, 5)



Larry D. Horner, 67, retired chairman of Pacific USA Holdings Corporation. Previously, chairman and chief executive officer of KPMG Peat Marwick. Lives in San Jose del Cabo, BCS, Mexico. Elected to Phillips' board 1991. Also a director of Atlantis Plastics, Inc.; Laidlaw Global Corporation; Newmark Homes Corp.; and UTStarcom, Inc. (1, 2, 4)



J.J. Mulva, 55, chairman of the board of directors and chief executive officer since October 1999. Previously, vice chairman, president and chief executive officer (June 1999), president and chief operating officer (May 1994). Joined Phillips 1973; elected to board 1994. (1)



J. Stapleton Roy, 66, managing director of Kissinger Associates, Inc. Former U.S. Ambassador to Singapore, Indonesia and the People's Republic of China. Lives in Bethesda, Md. Elected to Phillips' board in 2001. Also a director of Freeport-McMoRan Copper & Gold Inc. (2, 5)



Randall L. Tobias, 59, chairman emeritus of Eli Lilly and Company. Former chairman of the board of directors and chief executive officer of Eli Lilly and Company. Lives in Indianapolis, Ind. Elected to Phillips' board 1992. Also a director of Kimberly-Clark Corporation, and Knight-Ridder, Inc. (1, 3, 5)



Victoria J. Tschinkel, 54, senior environmental consultant to Landers & Parsons, a Tallahassee, Florida, law firm. Former secretary of the Florida Department of Environmental Regulation. Lives in Tallahassee, Fla. Elected to Phillips' board 1993. (1, 2, 5)



Kathryn C. Turner, 54, chairperson and chief executive officer of Standard Technology, Inc. Lives in Bethesda, Md. Elected to Phillips' board 1995. Also a director of Carpenter Technology Corporation and Schering-Plough Corp. (3, 5)

(1) Member Executive Committee
(2) Member Audit Committee
(3) Member Compensation Committee
(4) Member Directors' Affairs Committee
(5) Member Public Policy Committee



Lawrence S. Eagleburger, 71, special advisor to the CEO for international affairs. Senior foreign policy advisor for Baker, Donelson, Bearman & Caldwell, a Washington, D.C., law firm. Former U.S. secretary of state. Lives in Charlottesville, Va. Phillips' board member 1993 to 2001. A director of Halliburton Company.

Executive Officers
(As of March 15, 2002)

J.J. Mulva, Chairman of the Board of Directors and Chief Executive Officer *

Kevin O. Meyers, 48, Executive Vice President Alaska Production and Operations. Previously, Senior Vice President Alaska Production and Operations. Joined Phillips in 2000.

M.J. Panatier, 53, Executive Vice President Refining, Marketing and Transportation. Previously, Vice Chairman, Duke Energy Field Services. Joined Phillips in 1975.

B.Z. Parker, 54, Executive Vice President Worldwide Production and Operations. Previously, Executive Vice President, Downstream operations. Joined Phillips in 1970.

J. Bryan Whitworth, 63, Executive Vice President, General Counsel and Chief Administrative Officer. Previously, Senior Vice President, General Counsel and Government Relations. Joined Phillips in 1971.

E.L. Batchelder, 54, Vice President and Chief Information Officer. Previously, Senior Vice President, Treasurer, Controller and Chief Financial Officer of GPM Gas Company. Joined Phillips in 1972.

John A. Carrig, 50, Senior Vice President and Chief Financial Officer. Previously, Senior Vice President, Chief Financial Officer and Treasurer. Joined Phillips in 1978.

Dodd DeCamp, 46, Senior Vice President Worldwide Exploration. Previously, Vice President, Worldwide Exploration. Joined Phillips in 2000.

John E. Lowe, 43, Senior Vice President Corporate Strategy and Development. Previously, interim head of Refining, Marketing and Transportation and Senior Vice President Planning and Strategic Transactions. Joined Phillips in 1981.

J.C. Mihm, 59, Senior Vice President Technology and Project Development. Previously, Senior Vice President Downstream Technology and Project Development. Joined Phillips in 1964.

R. A. Ridge, 53, Vice President Health, Environment and Safety. Previously, General Manager of the Sweeny Business Unit. Joined Phillips in 1978.

**See board listing for biographical information.*

Other Officers

W.B. Berry, Senior Vice President Exploration and Production Eurasia-Middle East

Tom Nimbley, Senior Vice President responsible for Refining

Steve Barham, Vice President responsible for Transportation

Rand C. Berney, Vice President and Controller

Don R. Duncan, Vice President Government Relations

Mark Harper, Vice President responsible for Branded Wholesale Marketing

Joseph C. High, Vice President Human Resources and Services

Dave Holthe, Vice President responsible for Retail Marketing

Andrew Kelleher, Vice President responsible for Worldwide Commercial

Rich Reinken, Vice President responsible for Refining, Marketing and Transportation Finance and Administration

J.W. Sheets, Vice President and Treasurer

L.A. Sugg, Vice President Worldwide Gas

E.W. Heaton, General Auditor

Dale J. Billam, Secretary

B.J. Clayton, General Tax Officer

W.D. Stanley, General Tax Counsel

C.D. Johnson, Assistant Controller

R.B. Gisi, Assistant Treasurer

Frances M. Vallejo, Assistant Treasurer

A.S. Becker, Assistant Secretary

Joe Cochran, Assistant Secretary

Michael D. Gayda, Assistant Secretary

W. Thomas Skok, Assistant Secretary

W.E. Twyman, Assistant Secretary

Glossary

Appraisal Drilling: Drilling carried out following the discovery of a new field to determine the physical extent, amount of reserves and likely production rate of the field.

Aromatics: Hydrocarbons that have at least one benzene ring as part of their structure. Aromatics include benzene, toluene and xylenes.

Catalyst: Substance that increases the rate of a chemical reaction between other substances.

Coalbed Methane: A dry natural gas occurring in the internal structure of coal layers.

Commercial Field: An oil or natural gas field that, under existing economic and operating conditions, is judged to be capable of generating enough revenues to exceed the costs of development.

Condensate: Light liquid hydrocarbons. As they exist in nature, condensates are produced in natural gas mixtures and separated from the gases by absorption, refrigeration and other extraction processes.

Debottlenecking: Increasing production capacity of existing facilities through the modification of equipment to remove throughput restrictions. Debottlenecking generally increases capacity for a fraction of the cost of building new facilities.

Deepwater Discovery: An offshore discovery located in at least 1,000 feet of water.

Distillates: The middle range of petroleum liquids produced during the processing of crude oil. Products include diesel fuel, heating oil and kerosene.

Downstream: Refining, marketing and transportation operations, as well as chemicals and plastics businesses.

Ethylene: Basic chemical used in the manufacture of plastics (such as polyethylene), antifreeze and synthetic fibers.

Exploitation: Focused, integrated effort to extend the economic life, production and reserves of an existing field.

Feedstock: Crude oil, natural gas liquids, natural gas or other materials used as raw ingredients for making gasoline, other refined products or chemicals.

Hydrocarbons: Organic chemical compounds of hydrogen and carbon atoms that form the basis of all petroleum products.

Improved Recovery: Technology for increasing or prolonging the productivity of oil and gas fields. This is a special field of activity and research in the oil and gas industry.

K-Resin®: A styrene-butadiene copolymer used in clear-resin applications including medical devices, packaging materials, food containers and toys.

Liquefied Natural Gas (LNG): Gas, mainly methane, that has been liquefied in a refrigeration and pressure process to facilitate storage or transportation.

Liquids: An aggregate of crude oil and natural gas liquids; also known as hydrocarbon liquids.

Margins: Difference between sales prices and feedstock costs, or in some instances, the difference between sales prices and feedstock and manufacturing costs.

Natural Gas Liquids (NGL): A mixed stream of ethane, propane, butanes and pentanes that is split into individual components. These components are used as feedstocks for refineries and chemical plants.

Olefins: Basic chemicals made from oil or natural gas liquids feedstocks; commonly used to manufacture plastics and gasoline. Examples are ethylene and propylene.

Paraxylene: An aromatic compound used to make polyester fibers and plastic soft-drink bottles.

Polyethylene: Plastic made from ethylene used in manufacturing products including trash bags, milk jugs, bottles and pipe.

Polypropylene: Basic plastic derived from propylene used in manufacturing products including fibers, films and automotive parts.

Reservoir: A porous, permeable sedimentary rock formation containing oil and/or natural gas, enclosed or surrounded by layers of less permeable or impervious rock.

Reservoir Characterization: The continuing process of integrating and interpreting geological, geophysical, petrophysical, fluid and performance data to form a unified consistent description of a reservoir.

Residue Gas: The gas that remains after natural gas is processed and the liquids removed.

Ryton™: Polyphenylene sulfide resins used in applications requiring resistance to heat or abrasive chemicals.

Seismic Survey: A technique for determining the detailed structure of the rocks underlying a particular area by passing acoustic shock waves into the strata and detecting and measuring the reflected signals.

Spot Sale: In the petroleum industry, the sale of bulk or large quantities of raw materials or products under terms based on publicly available market quotations that are subject to constant change.

Styrene: A liquid hydrocarbon used in making various plastics by polymerization or copolymerization.

S Zorb™: The name for Phillips' proprietary sulfur removal technologies for gasoline and diesel fuel. The technologies remove sulfur to ultra-low levels while preserving important product characteristics and consuming minimal amounts of hydrogen, a critical element in refining.

Three-Dimensional Seismic: Three-dimensional images created by bouncing sound waves off underground rock formations; used by oil companies to determine the best places to drill for hydrocarbons.

Throughput: The average amount of raw material that is processed in a given period by a facility, such as a natural gas processing plant, an oil refinery or a petrochemical plant.

Upstream: Oil and natural gas exploration and production activities, plus gas gathering, processing and marketing operations.

Water Injection: Method of enhanced recovery in which water is injected into an oil reservoir to increase pressure and maintain or improve oil production.

STOCKHOLDER INFORMATION

Annual Meeting
Phillips' annual meeting of stockholders will be held at the following time and place:

May 6, 2002; 10 a.m.
Adams Building
Fourth Street and Keeler Avenue
Bartlesville, Okla.

Notice of the meeting and proxy materials are being sent to all stockholders.

Direct Stock Purchase and Dividend Reinvestment Plan
Phillips' Investor Services Program is a direct stock purchase and dividend reinvestment plan that offers stockholders a convenient way to buy additional shares and reinvest their common stock dividends. Purchases of company stock through direct cash payment are commission-free. For details contact:

Mellon Investor Services, L.L.C.
P.O. Box 3336
South Hackensack, NJ 07606
Toll-free number: 1-800-356-0066

Information Requests
For information about dividends and certificates, or to request a change of address, stockholders may contact:

Mellon Investor Services, L.L.C.
P.O. Box 3315
South Hackensack, NJ 07606
Toll-free number: 1-800-356-0066
Outside the U.S.: (201) 329-8660
TDD: 1-800-231-5469
Outside the U.S.: (201) 329-8345
Fax: (201) 329-8967
Internet: *www.melloninvestor.com*

Personnel in the following office also can answer investors' questions about the company:

Investor Relations
Clayton Reasor, Manager
Investor Relations
375 Park Avenue, Suite 3702
New York, NY 10152
(212) 207-1996
ccreaso@ppco.com

Internet Web Site: *www.phillips66.com*
The site includes the Investor Information Center, which features news releases and presentations to securities analysts; copies of Phillips' Annual Report, Midyear Shareholder Report and Proxy Statement; reports to the U.S. Securities and Exchange Commission; and data on Phillips' health, environmental and safety performance. Other Web sites with information on topics in this annual report include:

www.fuelstechnology.com
bayuundan.phillips66.com
www.cpchem.com
www.defieldservices.com



2001 Information for Analysts
To receive a report of company activities Phillips provides to securities analysts, write:

Phillips Petroleum Company
2001 Information for Analysts Report
B-46 Adams Building
411 South Keeler Ave.
Bartlesville, OK 74004

Form 10-K and Annual Reports
Copies of the Annual Report on Form 10-K, as filed with the U.S. Securities and Exchange Commission, are available free by calling (918) 661-3700, making a request on the company's Web site, or writing:

Phillips Petroleum Company — Secretary
1234 Adams Building
411 South Keeler Ave.
Bartlesville, OK 74004

Additional copies of this annual report may be obtained by calling (918) 661-3700, or writing:

Phillips Petroleum Company
2001 Annual Report
B-46 Adams Building
411 South Keeler Ave.
Bartlesville, OK 74004

Principal Offices

Bartlesville, OK 74004

1013 Centre Road
Wilmington, DE 19805-1297

Stock Transfer Offices/Registrars

Mellon Investor Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660

Computershare Trust Company of Canada
100 University Ave.
Toronto, Ontario
Canada M5J 2Y1

Compliance and Ethics
For guidance, or to express concerns or ask questions about compliance and ethics issues, call Phillips' confidential ETHICSLINE toll-free: 1-800-500-1454, available 24 hours a day, seven days a week. For nonconfidential matters, contact *ethics@ppco.com*.

Phillips Petroleum Company
Bartlesville, Oklahoma 74004

www.phillips66.com